SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period ended on March 31, 2011 and on March 31, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation of the Unaudited Financial Statements

Corresponding to the nine-month periods

ended March 31, 2011 and 2010

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation of the Unaudited

Consolidated Financial Statements

corresponding to the nine-month periods

ended March 31, 2011 and 2010

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 76 started on July 1, 2010

Unaudited Financial Statements for the period ended March 31, 2011

In comparative format with previous fiscal year (Note 1 - Consolidated Statements)

(in thousands of pesos)

Legal Address:	Moreno 877, 23 Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Free translation from the original prepared in spanish for publication in Argentina

Of the by-laws:	February 19, 1937

Of the latest amendment:	July 28, 2008

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the Consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)

SHARES

Type of stock	Authorized to be offered publicly	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,561,060	501,561,060	501,561,060

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet as of March 31, 2011 and 2010 and June 30, 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2011 (Notes 1 y 2)	June 30, 2010 (Notes 1 y 2)	March 31, 2010 (Notes 1 y 2)		March 31, 2011 (Notes 1 y 2)	June 30, 2010 (Notes 1 y 2)	March 31, 2010 (Notes 1 y 2)
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 4.a.)	219,459	80,919	83,302	Trade accounts payable (Note 4.i.)	310,241	403,743	373,713
Investments (nota 4.b)	286,073	278,968	237,272	Short-term debt (Note 4.j.)	1,047,682	1,059,736	912,169
Trade accounts receivable, net (Note 4.c.)	323,107	441,065	377,193	Salaries and social security payable (Note 4.k.)	48,394	61,484	43,581
Other receivables (Note 4.d.)	218,005	251,908	256,556	Taxes payable (Note 4.l.)	102,622	108,558	113,933
Inventories (Note 4.e.)	551,476	400,521	369,303	Customer advances (Note 4.m.)	254,656	216,464	197,225

Total Current Assets	1,598,120	1,453,381	1,323,626	Other liabilities (Note 4.n.)	191,441	75,842	106,619

				Provisions for lawsuits and contingencies (Note 4.o.)	2,845	2,890	4,212

				Total Current Liabilities	1,957,881	1,928,717	1,751,452

				Non-Current Liabilities
				Trade accounts payable (Note 4.i.)	58	23,368	11,425
Non-Current Assets				Customer advances (Note 4.m.)	90,651	90,393	93,507
Trade accounts receivable (Note 4.c.)	13,282	42,123	25,333	Long-term debt (Note 4.j.)	2,088,865	853,166	948,363
Other receivables (Note 4.d.)	226,265	248,315	236,552	Salaries and social security payable (Note 4.k.)	689	—	—
Inventories (Note 4.e.)	276,371	204,218	203,238	Taxes payable (Note 4.l.)	274,729	273,963	255,454
Investments on equity investees (Note 4.b.)	2,655,591	1,881,135	1,960,493	Other liabilities (Note 4.n.)	16,363	65,372	70,118
Other investments (Note 4.b.)	328	18,935	5,301	Provisions for lawsuits and contingencies (Note 4.o.)	12,398	9,708	7,507

Property and Equipment, net (Note 4.f.)	3,347,915	3,290,221	3,219,856	Total Non-Current Liabilities	2,483,753	1,315,970	1,386,374

Intangible assets, net (Note 4.g.)	74,355	88,585	72,471	Total Liabilities	4,441,634	3,244,687	3,137,826

Subtotal Non-Current Assets	6,594,107	5,773,532	5,723,244

Goodwill, net (Note 4.h.)	(226,116)	(389,025)	(366,557)	Minority interest	1,423,532	1,625,008	1,577,679

Total Non-Current Assets	6,367,991	5,384,507	5,356,687	SHAREHOLDERS’ EQUITY	2,100,945	1,968,193	1,964,808

Total Assets	7,966,111	6,837,888	6,680,313	Total Liabilities and Shareholders’ Equity	7,966,111	6,837,888	6,680,313

The accompanying notes are an integral part of the consolidated financial statements

Fernando A. Elsztain Director acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Income

Corresponding to the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2011	March 31, 2010
Agricultural production income (Note 5)	156,423	80,337
Cost of agricultural production (Note 5)	(113,719)	(78,801)

Production gain – Agricultural	42,704	1,536

Sales – crops, beef cattle, milk and others (Note 5)	238,866	159,411
Sales of farm (Note 5)	71,096	—
Cost of sales – crops, beef cattle, milk and others (Note 5)	(208,991)	(144,580)
Cost of sales of farms (Note 5)	(21,652)	—

Sales profit – Agricultural business	79,319	14,831

Sales of slaughtering and feed lot (Note 5)	59,531	—
Cost of slaughtering and feed lot (Note 5)	(62,429)	—

Sales (loss) – Slaughtering and feed lot business	(2,898)	—

Sales and development of properties (Note 5)	188,738	155,132
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	824,797	809,011
Cost of sales and development of properties (Note 5)	(147,491)	(64,843)
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 5)	(263,742)	(294,137)

Sales profit – Real estate business	602,302	605,163

Gross profit - Agricultural business	122,023	16,367

Gross loss - Slaughtering and Feed lot Business	(2,898)	—

Gross profit - Real estate Business	602,302	605,163

Gross profit	721,427	621,530

Selling expenses (Note 5)	(123,980)	(150,858)
Administrative expenses (Note 5)	(187,891)	(171,801)
Gain from recognition of inventories at net realizable value (Note 5)	39,629	18,704
Unrealized gain (Note 4.p)	58,710	64,210
Net gain from retained interest in consumer finance trusts (Note 5)	4,707	34,824

Operating gain	512,602	416,609

Amortization of goodwill	27,806	38,758
Financial results
Generated by assets
Exchange gain	16,448	9,039
Interest income (Note 4.q)	17,729	14,052
Other unrealized gain (Note 4.q)	5,647	52,920

Subtotal	39,824	76,011

Generated by liabilities:
Exchange gain	(60,473)	(24,931)
Loans and convertible notes	(207,685)	(139,482)
Other unrealized loss (Note 4.q)	(6,106)	(3,243)

Subtotal	(274,264)	(167,656)

Financial results, net	(234,440)	(91,645)

Gain on participation in equity investees	98,949	140,218
Other income and expenses, net (Note 4.r)	(14,738)	(17,811)
Management fee	(15,751)	(20,446)

Net income before income tax and minority interest	374,428	465,683

Income tax and minimum presumed income tax	(89,149)	(105,271)
Minority interest	(143,517)	(175,755)

Net income for the period	141,762	184,657

Earnings per share :
Basic net gain per share (Note 9 to the basic financial statements)	0.29	0.38
Diluted net gain per share (Note 9 to the basic financial statements)	0.25	0.34

The accompanying notes are an integral part of the consolidated financial statements

Fernando A. Elsztain Director acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

Corresponding to the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2011	March 31, 2010
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	175,653	211,676
Cash and cash equivalents at the end of the period	450,354	120,801

Increase (decrease) net in cash and cash equivalents	274,701	(90,875)

Causes of changes in cash and cash equivalents Operating activities
Income for the period	141,762	184,657
Income tax	89,149	105,271
Accrued Interest	183,646	141,131
Adjustments made to reach net cash flow from operating activities
Gain on equity investees	(98,949)	(140,218)
Minority interest	143,517	175,828
Increase in allowances and provisions	50,583	51,786
Depreciation and amortization	133,317	135,989
Unrealized loss on Inventories	(58,710)	(64,210)
Financial results	37,446	(85,389)
Loss from sales of fixed assets and undeveloped parcels of land	18,978	18,984
Adjustment valuation to net realizable value in other assets	(39,629)	(18,704)
Amortization of goodwill	(27,806)	(38,758)
Gain on exchange of inventories	(19,332)	—
Changes in operating assets and liabilities
Increase in trade accounts receivable, leases and services	(87,429)	(88,842)
Increase in other receivables	(43,264)	(3,857)
Increase in inventories	(26,984)	(60,570)
Increase in intangible assets	(2,549)	(2,635)
Decrease in social security payables, taxes payable and customer advances	(55,447)	(82,766)
Decrease in trade accounts payable	(33,167)	(50,512)
(Decrease) increase in other liabilities	(13,212)	18,244

Cash flows provided by operating activities	291,920	195,429

Investing activities
Dividends collected	11,170	4,186
Increase in interest on equity investments	(954,093)	(338,390)
Income from sale of companies, net of funds	68,616	—
Payment for subsidiary acquired, net of cash acquired	(34,300)	(8,622)
Advances for purchase of shares	(1,473)	(23,028)
Advance sale of shares	—	19,952
Acquisition and upgrading of fixed assets	(105,762)	(98,165)
Sale of fixed assets	—	1,035
Increase of Intangible assets	—	(4,691)
Decrease of investment	85,450	112,001
Purchase of undeveloped parcels of lands	(159)	(29,937)
Collection of loans granted	41	309
Loans granted to related companies Law No. 19,550 Section 33 and related parties	(24,300)	—
Collection of loans granted of Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	34,283	—
Collection of receivables of Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	—	6,598

Cash flows applied to investing activities	(920,527)	(358,752)

Fernando A. Elsztain Director acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows (continued)

Corresponding to the nine-month periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2011	March 31, 2010
Financing activities
Exercise of warrants and options	3	128
Expenses for repurchase of non-convertible notes	—	(12,000)
Issuance of non-convertible notes	966,103	129,204
Increase in loans	344,018	482,676
Cash Dividends paid	(132,060)	(95,291)
Decrease in loans	(295,638)	(235,350)
Proceeds from issuance of short-term negotiable values	—	22,720
Acquisition of minority interest	—	(23,919)
Loans from Subsidiaries	—	1,235
Payment on financial interest	(140,247)	(143,974)
Payment of Non-convertible Notes	(35,251)	—
Contributions from minority shareholders	812	25,807
Proceeds from sale of Negotiable Obligations, net of expenses	281,882	—
Canceling financed purchases	(31,065)	(78,788)
Outlays by repurchase of Non-convertible Notes	(55,249)	—

Cash flows provided by financing activities	903,308	72,448

Net increase (decrease) in cash and cash equivalents	274,701	(90,875)

The accompanying notes are an integral part of the consolidated financial statements.

	March 31, 2011	March 31, 2010
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	1,043	1,661
Increase in non-current investment through an increase in other debts	—	12,300
Increase in property and equipment through an increase in trade accounts payable	432	5,623
Increase in permanent investments by transitory conversion differences	72,626	—
Undeveloped parcels of land transferred to inventories	3,030	—
Issuance of certificaties of participation	—	13,070
Decrease in inventories through an increase in customer advances	—	3,110
Decrease in inventories through a decrease in customer advances	1,920	—
Increase in non-current investment through an decrease in other receivables	39,770	8,838
Increase in non-current investment throgh an increase in other liabilities	139,136	—
Decrease in other investments through an increase in inventories	64,150	—
Increase in minority interest through a decrease in current other liabilities	20,557	14,512
Increase in non-current investment through a decrease in inventories	—	1,076
Property and equipment transferred to Inventories	—	39,144
Decrease in non-current investment through an increase in other receivables	—	25,711
Decrease in non-current investment through an increase in other receivables	—	6,359
Increase in inventories through a decrease in permanent investments	14,541	—
Complementary information
Income tax paid	33,649	61,402

Fernando A. Elsztain Director acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Corresponding to the nine-months periods beginning on July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	March 31, 2011	March 31, 2010
Acquisition of subsidiaries companies
Trade Accounts Receivables, net	17,727	11
Other receivables	(25,318)	1,022
Investments	47,189	395
Inventories	17,454	—
Non-Current Investments	—	289
Property and equipment, net	22,899	11,278
Intangible assets	—	—
Goodwill	—	(2,718)
Trade accounts payable	(40,737)	—
Financial loans	(23,170)	—
Salaries and social security payable	(4,508)	(87)
Taxes payable	(1,732)	(27)
Provisions for lawsuits	(1,288)	—
Minority interest	(10,151)	(5,294)
Other liabilities	(2)	—

Acquired assets that do not affect cash, net value	(1,637)	4,869

Acquired funds	4,366	13

Net value of assets acquired	2,729	4,882

Minority interest	28,946	(897)
Equity method before of consolidation	10,307	—
Goodwill generated by the purchase	(3,316)	21,478

Purchase value of subsidiaries companies	38,666	25,463

Acquires funds	(4,366)	(13)
Amount funded by sellers	—	(14,574)
Advanced amount	—	(2,254)

Purchase value of subsidiaries companies, net of cash acquired	34,300	8,622

	March 31, 2011	March 31, 2010
Sale of Subsidiaries
Trade Accounts Receivables, net	254,345	—
Other receivables	28,606	—
Investment	138,930	—
Goodwill	7,827	—
Property and equipment	(92,022)	—
Financial liabilities	(91,173)	—
Trade accounts payable	(174,102)	—
Salaries and social security payable	(10,703)	—
Tax payables	(10,084)	—
Other liabilities	(62)	—
Provisions for lawsuits	214	—

Net value of sale assets not affecting cash	51,776	—

Advance funds	7,238	—
Impairment and sale of investment	(15,326)	—
Remaining investment	(28,968)	—
Amount financed by sellers	53,896	—

Income from sale of companies, net of funds transferred	68,616	—

Fernando A. Elsztain
Director acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of consolidation

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or “the Company”) consolidated on a line by line basis the Balance Sheet as of March 31, 2011 and 2010 and June 30, 2010, the Statements of Income and the Statements of Cash Flows for the periods ended as of March 31, 2011 and 2010 with the financial statements of subsidiaries, following procedures established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), aproved by Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and Comisión Nacional de Valores.

Significant transactions and balances with subsidiaries have been eliminated from the consolidation.

The financial statements as of March 31, 2011 and 2010 and June 30, 2010 of the subsidiary companies Northagro S.A. (“Northagro”), Futuros y Opciones.Com S.A. (“FyO.Com”), Agrotech S.A. (“Agrotech”), Pluriagro S.A. (“Pluriagro”), FyO Trading S.A. (“FyO Trading”), Agrology S.A. (Agrology), Cactus Argentina S.A. (Cactus) and IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) have been used in order to determine line by line consolidation.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos.

On December 23, 2010, Cresud made a capital contribution to Cactus in the amount of Ps. 16 million, including additional paid in capital. As a result of such capital contribution, our shareholding interest increased to 80% as of December 31, 2010.

As from December 31, 2010 Cresud consolidates its financial statements with those of Cactus, pursuant to the provisions of Accounting Standard Technical Resolution N° 21. Consequently, the consolidated financial statements of the Company as of June 30, 2010 and March 31, 2010 do not include consolidated information with Cactus.

The consolidated income statement as of March 31, 2011 includes income made by Cactus between January 1 and March 31, 2011.

On September 13, 2010, Alto Palermo S.A. (“APSA”) sold its 80% interest in Tarshop S.A. Consequently, the unaudited consolidated balance sheet as of this closing does not include Tarshop and the unaudited Statements of Income and the unaudited Statement of Cash Flows include such company only for the two-month period when APSA held control over it. Therefore, the compatibility of consolidated financial statements is affected.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1: (Continued)

Relevant totals from the Company’s consolidated financial statements assuming that the sale of share of Tarshop S.A. had taken place on June 30, 2010 and March 31, 2010 disclosed comparatively are shown in the following chart:

Balance Sheet as of June 30, 2010

Item	Published Financial Statement as of June 30, 2010 (in pesos)	Tarshop S.A. as of June 30, 2010 (in pesos)	Financial Statements in the event of sale as of June 30, 2010 (in pesos)
Currents assets	1,453,381	(268,982)	1,184,399
Non-current assets	5,384,507	28,881	5,413,388

Total assets	6,837,888	(240,101)	6,597,787

Current liabilities	1,928,717	242,802	1,685,915
Non-current liabilities	1,315,970	(2,701)	1,318,671

Total liabilities	3,244,687	240,101	3,004,586

Minority Interest	1,625,008	—	1,625,008

Shareholders’ Equity	1,968,193	—	1,968,193

Balance Sheet as of March 31, 2010

Item	Published Financial Statement as of March 31, 2010 (in pesos)	Tarshop S.A. as of March 31, 2010 (in pesos)	Financial Statements in the event of sale as of March 31, 2010 (in pesos)
Currents assets	1,323,626	(284,315)	1,039,311
Non-current assets	5,356,687	17,632	5,374,319

Total assets	6,680,313	(266,683)	6,413,630

Current liabilities	1,751,452	(244,060)	1,507,392
Non-current liabilities	1,386,374	(22,623)	1,363,751

Total liabilities	3,137,826	(266,683)	2,871,143

Minority Interest	1,577,679	—	1,577,679

Shareholders’ Equity	1,964,808	—	1,964,808

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1: (Continued)

Statement of income as of March 31, 2010

Item	Published Financial Statement as of March 31, 2010 (in pesos)	Tarshop S.A. as of March 31, 2010 (in pesos)	Financial Statements in the event of sale as of March 31, 2010 (in pesos)
Production profit – Agricultural	1,536	—	1,536
Sales profit – Agricultural Business	14,831	—	14,831
Sales profit – Real State Business	605,163	(106,791)	498,372

Gross profit	621,530	(106,791)	514,739

Operating gain	416,609	(31,344)	385,265

Net income for the period	184,657	—	184,657

Statement of cash flows as of March 31, 2010

Item	Published Financial Statement as of March 31, 2010 (in pesos)	Tarshop S.A. as of March 31, 2010 (in pesos)	Financial Statements in the event of sale as of March 31, 2010 (in pesos)
Net cash provided by operating activities	195,429	77,638	273,067
Net cash used in investing activities	(437,540)	(23,419)	(460,959)
Net cash provided by (used in) financing activities	72,448	(53,799)	18,649

b)	Comparative information

Certain reclassifications have been made on the Financial Statements as of June 30, 2010 and March 31, 2010 and originally issued for the purpose of your presentation with comparative figures as of March 31, 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

Company	Consolidated direct and indirect percentage of voting shares owned
IRSA	57.49	(1)
FyO.Com	65.85
Agrology S.A.	100.00
FyO Trading	67.09	(2)
Agrotech S.A.	100.00	(3)
Pluriagro S.A.	100.00	(3)
Northagro S.A.	100.00	(3)
Cactus S.A.	80.00
EAASA	79.98	(4)

(1)	Includes interests of 6.89% of Agrology S.A.
(2)	Includes interests of 63.46% of FyO.Com
(3)	Includes interests of 3% of Agrology S.A
(4)	Includes interests of 99.94% of Cactus S.A.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by the Company for the preparation of its financial statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a)	Inventories

•	Slaughtering business

Slaughtering and meat processing in cold chambers:

They are stated at their net realizable value, net of any additional selling costs.

•	Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.b. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at net realizable value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Property units to receive:

IRSA has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

b)	Current investments

•	Real Estate Business

As of June 30, 2010, current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment. In addition, it includes public bonds, mutual funds and mortgage bonds carried at market value at the end of the year.

c)	Non-current investments

•	Real Estate Business

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

Investments on equiry investees and other non-current investments

As of June 30, 2010, included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. In addition, the interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 8 B.2.b, as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. which has been recognized by application of the equity method on account of the economic group being able to exercise significant influence on its decisions and of the economic group’s intention to maintain it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

The equity interest in Rigby 183 LLC, New Lipstick LLC and the acquisition of the additional ownership interest in APSA are currently undergoing the analysis of the fair value of the identifiable assets and liabilities that have been acquired in accordance with the guidelines under Technical Resolution No. 21, paragraph 1.3.1.

Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:

The Financial Statements of Banco Hipotecario S.A. and Banco de Credito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

Tyrus S.A. and Torodur S. A.:

Uruguay-based Tyrus S.A. and Torodur S.A. have been classified as not integrated into the IRSA’s operations in relation to its subsidiaries whose operations are carried out fully abroad.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

Tyrus’s and Torodur’s assets and liabilities were converted into Pesos at the exchange rate in force at the closing of the fiscal period/year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption in the line “Translation Differences”.

Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where IRSA conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.b. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction and/or trade commence.

The obtained values, do not exceed their respective estimated recoverable values at the end of the period/year.

d)	Business combinations

•	Real Estate Business

Significant entities on net asset acquired by the Company were recorded in line “purchased method” set forth in Technical Resolution No. 18. and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. IRSA identified the assets and liabilities acquired including intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that IRSA avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent in customer relations.

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

IRSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and the shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the IRSA´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

If the price paid is larger than the value of tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

e)	Property and equipment, net

•	Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the period/year. IRSA capitalizes the financial accrued costs associated with long-term construction projects.

Accumulated depreciation had been computed under the straight-line method over the estimated useful lives of each asset, applying annual rates in order to extinguish their values at the end of its useful life.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets.

Assets	Estimated useful life (years) on contract basis
Leasehold improvements	According to the duration of the lease
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

f)	Intangible assets

•	Real Estate Business

Intangible assets are carried at restated cost as mentioned in Note 1.b. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value, if it applicable. Included in the Intangible assets caption are the following:

Concession

Intangible assets include Arcos del Gourmet S.A.´s concession right, which will be amortized over the life of the concession agreement once it opens to the public (see Note 8.2.c.).

Trademarks

Trademarks include the expenses and fees related to their registration.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

Pre-operating expenses and organizational

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of the intangible assets does not exceed their estimated recoverable value at the end of the period/year.

Non-Compete Agreement

These expenses were amortized by the straight-line method in 28 months period starting upon December 1st, 2009.

In the framework of the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus has written off this intangible asset.

g)	Goodwill, net

•	Real Estate Business

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Goodwill, net” caption. Amortizations were classified in the “Amortization of goodwill” caption of the statement of income. Goodwills related to the acquisition of interests in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at the end of the period/year.

h)	Customer advances

•	Real Estate Business

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

i)	Allowances

•	Real Estate Business

Allowance for doubtful accounts: IRSA allows for losses relating to trade receivables, leases and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. When it comes to its mortgage-secured receivables, the Company applies the collateral’s realization value upon analyzing the recoverability of receivables with hints of uncollectibility.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations.

For impairment of assets: IRSA regularly asses its non-current assets for recoverability at the end of every period.

IRSA has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA records the corresponding reversals of impairment loss as required by accounting standards.

For lawsuits: IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA’s estimates of the outcomes of these matters and IRSA’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA’s future results of operations and financial condition or liquidity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

At the date of issuance of these financial statements, IRSA’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

j)	Liabilities in kind related to barter transactions

•	Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the major. Liabilities in kind have been shown in the “Trade accounts payable”.

k)	Revenue recognition

•	Real Estate Business

1)	Revenue recognition of IRSA

Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

Revenues from leases

Revenues from leases are recognized considering its term and conditions and over the life of the related lease contracts.

Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 5.

2)	Revenue recognition of Alto Palermo S.A. (APSA)

Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds after the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non refundable admission fee, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the period whether collection has or has not been made.

Lease agent operations

Fibesa S.A., company in which APSA has an interest of 99.999%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission´s rights and commissions for rental of advertising space. Revenues are recognized at the time that the transaction is successfully concluded.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of March 31, 2011 and 2010, and as of June 30, 2010 the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Cash	2,430	5,005	5,534
Foreign currency	81	77	108
Banks in local currency	192,295	64,435	61,038
Banks in foreign currency	16,199	5,458	5,308
Checks to be deposited	8,454	5,944	11,314

	219,459	80,919	83,302

b.	Investments

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Investments
Mutual Funds (2)	283,633	153,699	94,115
Government Bonds, Bonds and Notes (1)
- Participation trust certificates	—	2,846	4,820
-Certificates of participation - Tarshop S.A.	—	124,671	143,414
-Allowance for impairment of investments	—	(7,423)	(8,984)
-Global 2010 bonds	—	132	202
-Mortgage Bonds	479	918	1,098
Public shares (1)	1,944	4,075	2,552
Others investments (1)	17	50	55

	286,073	278,968	237,272

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of March 31, 2011 and 2010 and June 30, 2010 includes Ps. 52,738, Ps. 56,616 and Ps. 58,965 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

Non-current

Investments on equity investees:

	March 31, 2011	June 30, 2010	March 31, 2010
Agro-Uranga S.A.
Shares	11,585	10,191	9,534
Higher property value	11,179	11,179	11,179

	22,764	21,370	20,713

Cactus Argentina S.A. (“Cactus”)
Shares	—	2,071	15,701
Goodwill	—	4,978	4,015
Allowance for impairment of Cactus goodwill	—	(4,978)	—

	—	2,071	19,716

Exportaciones Agroindustriales Argentinas S.A.
Shares	—	5	76

	—	5	76

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”)
Shares	558,217	290,832	300,250
Higher values (1)	49,645	6,887	6,887
Goodwill	6,965	6,965	6,965
Negative Goodwill	(9,790)	(14,765)	(16,140)
Warrants	27,199	—	—

	632,236	289,919	297,962

Banco Hipotecario
Shares	891,606	791,632	778,888
Higher values (2)	6,566	10,570	9,368
Goodwill	9,777	13,278	16,379

	907,949	815,480	804,635

Banco Crédito & Securitización S.A.
Shares	6,300	5,996	5,927

	6,300	5,996	5,927

Manibil S.A.
Shares	27,423	27,228	26,591
Goodwill	10	10	10

	27,433	27,238	26,601

Hersha Hospitality Trust
Shares	283,586	204,553	224,339

	283,586	204,553	224,339

(1)	Corresponds to Ps. 53,354 of higher value property and equipment and Ps. (3,709) of higher tax effect value.
(2)	Corresponds to Ps. 241 of higher value intangible assets, Ps. 15,687 of lower value trade account payables and (Ps. 13,757) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A., and Ps. 4,395 of IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

	March 31, 2011	June 30, 2010	March 31, 2010
Tarshop S.A.
Shares	51,149	—	—
Higher values	332	—	—

	51,481	—	—

RIGBY 183 LLC
Shares	94,553	—	—

	94,553	—	—

TGLT S.A.
Shares	48,464	—	—

	48,464	—	—

New Lipstick
Share	116,758	—	—

	116,758	—	—

Advances for shares purchases	1,862	23,735	23,028

	1,862	23,735	23,028

Undeveloped parcels of land :
- Santa Maria del Plata	222,540	204,420	204,382
- Puerto Retiro (1)	66,223	66,551	66,375
- Plot of Land Berutti (2)	—	54,237	54,204
- Plot of Land Caballito	40,670	40,630	40,626
- Patio Olmos (3)	33,218	33,218	33,218
- Pereiraola	—	—	24,157
- Torres de Rosario plot of land	2,809	14,230	19,154
- Coto Air Space (5)	14,672	14,672	14,672
- Zetol Plot of Land (4)	31,089	14,348	13,443
- Canteras Natal Crespo	6,479	6,465	6,467
- Pilar	4,066	4,066	4,066
- Torres Jardin IV	—	3,038	3,038
- Vista al Muelle Plot of Land (4)	21,654	8,292	7,570
- Advances Catalinas Norte	—	—	22,259
- Other undeveloped parcels on land	18,785	26,601	23,865

	462,205	490,768	537,496

	2,655,591	1,881,135	1,960,493

(1)	Note 7 B.1.a. to the consolidated financial statements.
(2)	Note 9.B.2.c. to the consolidated financial statements.
(3)	Note 9.B.2.a. to the consolidated financial statements.
(4)	Note 8.B.1.e. to the consolidated financial statements.
(5)	Note 9.B.2.d. to the consolidated financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

Other Investments

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Certificates of participation – Tarshop S.A. Trust	—	18,458	3,929
Allowance for impairment of investments	—	(1,165)	(254)
MAT	90	90	90
Coprolán	21	21	21
Other investments	217	1,531	1,515

	328	18,935	5,301

c.	Trade accounts receivable

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Debtors from consumer financing	74,966	245,538	207,490
Leases, services and real estate receivables	78,755	76,565	83,103
Checks to be deposited	78,174	67,920	51,444
Debtors from expenses and collective promotion fund	30,589	19,917	34,422
Leases, services and real estate receivables under legal proceedings	47,238	42,117	35,607
Trade accounts receivable – agricultural business	100,816	73,399	44,736
Trade accounts receivable – real estate agricultural business	—	3,162	—
Debtors from hotel activities	15,179	11,186	17,023
Documents receivable	5,783	4,207	6,534
Debtors from consumer financing – collection agents	5,032	4,532	6,099
Credit cards receivable	279	877	258
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.s.)	7,359	6,500	7,481
Less:
Allowance for doubtful accounts	(121,063)	(114,855)	(117,004)

	323,107	441,065	377,193

Non Current
Debtors from consumer financing	—	25,824	24,026
Leases, services and real estate receivables	13,129	15,553	2,143
Documents receivable	153	399	660
Trade accounts receivable – real estate agricultural business	—	1,597	—
Less:
Allowance for doubtful accounts	—	(1,250)	(1,496)

	13,282	42,123	25,333

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

d.	Other receivables

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Call Option Metropolitan 885 Third Ave. LLC	—	48,461	46,826
Receivables from the sale of shares (1)	—	35,772	35,290
VAT receivables, net	76,982	50,994	74,541
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	44,369	10,876	11,715
Prepaid expenses	49,164	41,003	32,048
Income tax advances and tax credit (net of provision for income tax)	8,322	9,992	6,921
Guarantee deposits re. securitization programs	—	5,427	6,522
Loans granted	942	859	860
Gross sales tax credit and others	8,927	9,013	6,821
Receivable for services of consumer financing	—	4,880	4,105
Guarantee deposits	793	2,611	1,590
Pre-paid insurance	27	79	316
Minimum presumed income tax	2,752	1,056	3,188
Premiums collected	604	—	—
Guarantee deposits for investment purchase	638	—	—
Financial operations to liquidate	597	512	4,945
Other tax credits	214	745	789
Prepaid leases	23	4,823	124
VAT withholdings	952	—	—
Transfer VAT debtors	719	—	—
Gross sales withholdings	374	—	—
Withholding income tax	751	—	—
Financial derivatives instruments	524	—	—
Expenses to be recovered	190	235	265
Others	20,141	24,570	19,690

	218,005	251,908	256.556

(1)	Note 8.B.1.j

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

	226,265	226,265	226,265
	March 31, 2011	June 30, 2010	March 31, 2010
Non- current
Deferred tax	42,549	66,245	66,261
Minimum presumed income tax	113,292	97,025	86,597
VAT receivables, net	56,989	65,088	57,252
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.s.)	9,222	15,010	20,724
Prepaid expenses	1,321	2,609	3,166
Mortgages receivables under legal proceeding	2,208	2,208	2,208
Allowance for doubtful accounts	(2,208)	(2,208)	(2,208)
Gross sales tax credit and others	1,014	935	944
Others	1,878	1,403	1,608

	226,265	248,315	236,552

e.	Inventories

The breakdown for this item is as follow:

	226,265	226,265	226,265
	March 31, 2011	June 30, 2010	March 31, 2010
Current
Agricultural business
Crops	48.290	51.660	18.750
Materials and others	39.745	37.619	33.710
Beef cattle	26.271	16.053	30.927
Unharvested crops	127.069	26.807	86.384
Seeds and fodder	2.692	3.664	2.719
Slaughtered stock	10.877	—	—
Real estate business
Credit from barter transaction of Terreno Caballito (Koad)	8.779	27.115	12.040
Abril	1.114	1.839	1.148
Inventories (hotel business)	3.516	3.141	3.394
El Encuentro	4.756	5.777	890
Horizons	244.928	211.397	176.888
Credit from barter transaction of Terreno Rosario	28.375	3.379	—
Other inventories	3.482	2.841	1.182
San Martin de Tours	424	433	132
Torres Jardin	32	68	23
Torres Rosario	1.126	8.728	—
Terrenos Mendoza	—	—	1.116

	551.476	400.521	369.303

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

	1,600,714	1,600,714	1,600,714
	March 31, 2011	June 30, 2010	March 31, 2010
Non-Current
Agricultural Business
Beef cattle	196,274	141,602	125,847
Real estate business
Credit from barter transaction of Terreno Caballito (Cyrsa)	—	25,155	25,155
Credit from barter of transaction of Terreno Caballito (Koad)	2,429	6,991	20,700
Credit from barter transaction of Terreno Rosario	—	7,742	11,121
El Encuentro	5,273	6,222	11,172
Terrenos de Caballito	—	6,794	6,754
Terrenos Caballito	30,679	—	—
Torres Jardín	—	—	45
Beruti	23,309	—	—
Lands to receive Pereiraola	8,200	8,200	—
Abril	256	—	690
Torres Rosario	9,897	—	—
Other inventories	54	1,512	1,754

	276,371	204,218	203,238

f.	Property and equipment, net

The breakdown for this item is as follows:

	1,600,714	1,600,714	1,600,714
	March 31, 2011	June 30, 2010	March 31, 2010
Agricultural business	513,502	464,164	457,817
Real estate business
Shopping Center	1,600,714	1,505,363	1,593,172
Office buildings	893,449	979,778	926,696
Hotels	205,519	204,721	207,792
Other fixed assets	134,731	136,195	34,379

	3,347,915	3,290,221	3,219,856

g.	Intangible assets, net

The breakdown for this item is as follow:

	1,600,714	1,600,714	1,600,714
	March 31, 2011	June 30, 2010	March 31, 2010
Concession rights	20,760	41,483	21,512
Saving expenses of contracts in acquired leases	9,487	10,625	11,846
Pre-operating expenses	22,868	24,040	25,265
Tarshop’s customers	—	2,610	2,683
Concession Arcos del Gourmet S.A.	20,873	—	—
Non-compete agreement	—	9,131	10,435
Trademarks	317	646	675
Others	50	50	55

	74,355	88,585	72,471

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

h.	Goodwill, net

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Goodwill
IRSA	13,040	13,040	40.597
APSA	159,582	10,866	26.505
Torre BankBoston	4,910	5,033	5.742
Della Paolera 265 and Museo Renault	2,653	2,755	3.154
Fibesa S.A.	—	47	856
Conil S.A.	506	506	506
Arcos del Gourment S.A.	—	—	20.873
Baicom Network S.A.	—	—	174
Negative goodwill	—
IRSA	(337,104)	(360,477)	(365.472)
APSA	(25,284)	(26,443)	(44.128)
Palermo Invest S.A.	(23,790)	(24,503)	(40.733)
Empalme S.A.I.C.F.A, y G.	(4,468)	(4,757)	(8.608)
Mendoza Plaza Shopping S.A.	(4,791)	(5,002)	(5.743)
Unicity S.A.	(3,601)	—	—
Soleil Factory	(7,727)	—	—
Emprendimiento Recoleta S.A.	(42)	(90)	(280)

	(226.116)	(389,025)	(366,557)

i.	Trade accounts payable

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Suppliers	166,941	224,236	210,078
Provisions for inputs and other expenses	75,264	99,593	88,712
Debt related to purchase of farms	505	25,181	22,441
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	3,620	2,815	3,889
Liabilities in kind “Horizons”	47,559	46,451	46,451
Provisions for harvest expenses	3,589	3,284	1,460
Checks deferred	10,474	—	—
Others	2,289	2,183	682

	310,241	403,743	373,713

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

	1,047,682	1,047,682	1,047,682
Non-Current
Suppliers	58	11,210	11,425
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	—	12,158	—

	58	23,368	11,425

j.	Short-term and long-term debts

The breakdown for this item is as follow:

	1,047,682	1,047,682	1,047,682
	March 31, 2011	June 30, 2010	March 31, 2010
Current
Bank loans	277,224	253,990	281,542
Bank Overdrafts	581,542	609,075	467,651
Short-term debt	—	23,019	22,720
Foreign financial entities	8,160	4,921	3,528
Debt for purchase of shares	—	—	19,386
Seller- financed debt	15,643	15,920	23,421
Non-convertible Notes - IRSA 2017	7,740	15,393	5,545
Non-convertible Notes Class I	—	—	15,547
Non-convertible Notes Class II	—	35,324	34,740
Non-convertible Notes Class III	12,319	—	—
Non-convertible Notes Class IV	18,274	—	—
Non-convertible Notes Class V	915	—	—
Non-convertible Notes Class VI	566	—	—
Non-convertible Notes Class VII	19	—	—
Non-convertible Notes – IRSA 2020	12,887	—	—
Non-convertible Notes – APSA US$ 120 M.	13,173	2,702	8.037
Convertible Notes – APSA 2014 US$ 50 M. (Note 4.s)	1	2,719	1,185
Non-convertible Notes – APSA 2011 Ps. 55 M.	44,652	44,165	240
Non-convertible Notes – APSA 2011 US$ 6 M.	26,802	25,813	11
Non-convertible Notes – APSA 2012 Ps. 154 M.	27,765	26,695	28,616

	1,047,682	1.059.736	912.169

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

	March 31, 2011	June 30, 2010	March 31, 2010
Non-Current
Foreign financial entities	8,917	—	—
Non-convertible Notes-Class III	23,756	—	—
Non-convertible Notes-Class IV	54,150	—	—
Non-convertible Notes Class V	106,501	—	—
Non-convertible Notes Class VI	130,701	—	—
Non-convertible Notes Class VII	8,391	—	—
Non-convertible Notes – 2017 IRSA	590,509	440,670	433,745
Non-convertible Notes – APSA US$ 120 M.	420,395	261,663	257,416
Bank loans	73,144	52,767	78,087
Non-convertible Notes – IRSA 2020	589,283	—	—
Convertible Notes – 2014 APSA US$ 50 M. (Note 4.s.)	70	60,782	59,954
Non-convertible Notes – 2011 APSA Ps. 55 M.	—	—	43,771
Non-convertible Notes – 2011 APSA US$ 6 M.	—	—	25,393
Non-convertible Notes – 2012 APSA 154 M.	13,127	24,848	37,878
Seller-financed debt	69,921	12,436	12,119

	2,088,865	853,166	948,363

k.	Salaries and social security payable

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Provisions for vacation and bonuses	35,969	47,967	34,910
Social security payable	8,822	11,994	8,208
Salaries payable	3,075	1,019	205
Facilities for payment plan social security	225	—	—
Others	303	504	258

	48,394	61,484	43,581

Not current
Facilities for payment plan social security	689	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

l.	Taxes payable

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
VAT payable, net	15,918	17,308	43,502
Tax payment facilities plan for VAT	—	13,235	—
Income tax payable moratorium	—	—	1,509
Minimum presumed income tax	16,545	14,127	10,384
Income tax provision, net	36,541	38,213	31,900
Tax on shareholders` personal assets	11,738	4,360	11,683
Provisions – Gross sales tax payable	3,553	4,729	4,989
Tax payment facilities plan for income tax	1,789	1,559	—
Tax withholdings	8,869	12,482	4,490
Gross revenue tax moratorium	3,785	485	477
Others	3,884	2,060	4,999

	102,622	108,558	113,933

	March 31, 2011	June 30, 2010	March 31, 2010
Non-current
Deferred income tax	250,185	248,722	227,920
Income tax payable moratorium	19,620	19,145	21,830
Tax on shareholders` personal assets moratorium	3,391	2,392	3,724
Gross revenue tax moratorium	1,316	1,320	1,952
Tax moratorium – ABL	—	2,372	—
Others	217	12	28

	274,729	273,963	255,454

m.	Customer advances

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Admission rights	57,666	51,194	50,787
Advanced payments from customers	163,814	134,889	122,660
Leases and service advances (1)	33,176	30,381	23,778

	254,656	216,464	197,225

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

	March 31, 2011	June 30, 2010	March 31, 2010
Non-current
Admission rights	63,808	59,469	61,382
Leases and service advances (1)	26,843	30,924	32,125

	90,651	90,393	93,507

(1)	See note 12.A.2.a to the consolidated financial statements.

(a)	Includes balances owed to NAI INTERNATIONAL II. INC., due to the financing agreement enclosed by Empalme S.A.I.C.F.A. y G.

(b)	As of March 31, 2011 and June 30, 2010 includes advances of Ps. 7,642 and Ps. 9,501 respectively, received from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA´s Subsidiary), for a 30 years´ term.

n.	Other liabilities

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Lower value of acquired contracts	—	1,929	4,724
Payables to Nationals Park Administration	1,100	2,589	12,632
Debt to purchase of investments	127,214	—	4,793
Other debts	16,004	—	—
Guarantee deposits	6,457	5,243	5,051
Additional capital contribution payable	—	—	2.295
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	21,938	26,117	28,373
Premiums collected	2,659	595	23
Debt former minority shareholder Tashop S.A.	—	3,529	3,481
Provision for contract management (Nota 4.s.)	3,866	7,267	11,421
Forward contracts	—	178	—
Profits to be made and improvements made by others to earn	375	516	524
Dividends payable	5,768	—	1,971
Advance sale of shares of S.A. Tarshop (Note 4.s.)	—	21,070	20,840
Others	6,060	6,809	10,491

	191,441	75,842	106,619

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

	March 31, 2011	June 30, 2010	March 31, 2010
Non-current
Loans with shareholders of related parties	246	19,989	48,047
Contributed leasehold improvements to be accrued and unrealized gains	9,236	9,687	9,810
Guarantee deposits	3,088	4,073	3,930
Debt to the former minority shareholders of Tarshop S.A.	—	3,322	4,064
Hersha´s Option payable	—	16,693	—
Additional capital contribution payable	—	5,897	3,462
Advanced on assignment of rights	3,299	3,166	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	20	20	20
Others	474	2,525	785

	16,363	65,372	70,118

o.	Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Lawsuits and contingencies	2,845	2,890	4,212

	2,845	2,890	4,212

Non-current
Lawsuits and contingencies	12,398	9,708	7,507

	12,398	9,708	7,507

p.	Unrealized gain

The breakdown for this item is as follow:

	March 31, 2011	March 31, 2010
Unrealized gain on inventories – Beef cattle	71,516	64,531
Unrealized loss on inventories – Crops, raw materials and MAT	(12,806)	(321)

Total unrealized gain	58,710	64,210

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

q.	Financial results, net

The breakdown for this item is as follow:

	March 31, 2011	March 31, 2010
Generated by assets
Income interest
Income interest	17,319	14,052
Interest for asset discount	410	—

Sub-total	17,729	14,052

Other Unrealized gain
Conversion differences	2,295	1,211
Gain on hedging operations	2,005	5,285
Tax on bank account operations	(5,988)	(4,617)
(Loss) gain on financial operations	(964)	51,311
Others	8,299	(270)

Sub-total	5,647	52,920

Generated by Liabilities
Other Unrealized loss
Others	(6,106)	(3,243)

Sub-total	(6,106)	(3,243)

r.	Other income and expenses, net

The breakdown for this item is as follow:

	March 31, 2011	March 31, 2010
Other incomes:
Recovery of allowances	—	145
Gains on the sales of other fixed assets	—	35
Lawsuits and contingencies	90	—
Sale of consumer relationships	6,902	—
Management fee	541	652
Others	1,047	958

Sub-total Other Income	8,580	1,790

Other expenses:
Tax on shareholders´ personal assets	(10,234)	(10,036)
Lawsuits and contingencies	(1,870)	(138)
Unrecoverable VAT receivable	(1,032)	(4,633)
Donations	(5,622)	(4,252)
Others	(4,560)	(542)

Sub-total Other expenses	(23,318)	(19,601)

Total Other income and expenses, net	(14,738)	(17,811)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

s.	Subsidiaries related companies Law No. 19,550 Section 33 and others related parties:

Balances as of March 31, 2011, compared to the balances as of June 30, 2010 and March 31, 2010, held with related companies, persons and shareholders are as follows:

As of March 31, 2011

	Current Trade accounts receivable	Current Other receivables	Non-current Other receivable	Current Trade accounts payable	Current Other liabilities	Non-current Other liabilities
Agro-Uranga S.A. (2)	195	327	—	(35)	—	—
Banco Hipotecario S.A. (2)	225	—	—	(51)	—	—
Baicom Networks S.A. (2)	56	7	405	—	—	—
BrasilAgro (2)	16	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	387	39	—	(25)	—	—
Consorcio Dock del Plata S.A. (3)	269	—	—	—	—	—
Consorcio Libertador S.A. (3)	145	106	—	(70)	(4)	—
Consorcio Torre Boston .S.A. (3)	967	402	—	(1,158)	—	—
Consultores Asset Management S.A. (3)	1,148	28	—	(10)	(3,866)	—
CAM Communications LP Delawar (3)	—	4,845	—	—	—	—
Cresca S.A. (4)	341	772	8,817	—	—	—
Cyrsa S.A. (4)	1,492	272	—	(1,082)	(23)	—
Directors (3)	18	230	—	—	(15,891)	(20)
Elsztain Managing Partners Lim (3)	—	109	—	—	(51)	—
Elsztain Reality Partner Master Fund I (3)	—	—	—	—	(1,373)	—
Elsztain Reality Partner Master Fund II (3)	—	—	—	—	(614)	—
Elsztain Reality Partner Master Fund III (3)	—	—	—	—	(165)	—
Estudio Zang, Bergel & Viñes (3)	—	23	—	(899)	(442)	—
Fundación IRSA (3)	30	1	—	(138)	(1,073)	—
Inversiones Financieras del Sur S.A. (1)	—	17,056	—	—	—	—
IRSA Developments LP (3)	—	6	—	—	(4)	—
IRSA Real Estate Strategies LP (3)	—	22	—	—	(8)	—
Hersha Hospitality Trust (2)	—	2,252	—	—	—	—
Museo de los niños S.A. (3)	1,601	—	—	(6)	—	—
New Lipstick LLC (2)	—	363	—	—	—	—
Lipstick Management LLC (2)	—	214	—	—	—	—
Credits to employees (3)	8	3,325	—	(141)	(2,290)	—
Puerto Retiro S.A. (2)	58	64	—	(5)	—	—
Tarshop S.A. (2)	403	13,906	—	—	—	—

Total	7,359	44,369	9,222	(3,620)	(25,804)	(20)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

As of June 30, 2010

	Current Trade accounts receivable	Current Other receivables	Non-current Other receivables	Inventories Receivable Caballito plot of land barter	Current Trade accounts payable	Non- current Trade accounts payable	Short-term debt	Long-term debt	Current Other liabilities	Non-current Other liabilities
Agro-Uranga S.A. (2)	7	39	—	—	(36)	—	—	—	—	—
Banco Hipotecario S.A. (2)	354	—	—	—	(168)	—	—	—	(21,070)	—
Baicom Networks S.A. (2)	—	1	323	—	—	—	—	—	—	—
BrasilAgro (2)	—	—	—	—	(8)	—	—	—	—	—
Cactus (2)	304	—	—	—	(632)	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	318	50	—	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	883	2	—	—	(10)	—	—	—	(3)	—
Consorcio Libertador S.A. (3)	—	20	—	—	(66)	—	—	—	(4)	—
Consorcio Torre Boston .S.A. (3)	595	205	—	—	—	—	—	—	—	—
Consultores Asset Management S.A. (3)	918	29	—	—	(7)	—	—	—	(7,267)	—
Cresca S.A. (4)	182	5,219	—	—	—	—	—	—	—	—
Cyrsa S.A. (4)	1,669	8	—	25,155	(1,006)	—	—	—	—	—
Directors (3)	2	169	—	—	(36)	—	—	—	(24,994)	(20)
Estudio Zang, Bergel & Viñes (3)	—	22	—	—	(708)	—	—	—	—	—
Fundación IRSA (3)	41	5	—	—	—	—	—	—	(1,073)	—
Inversiones Financieras del Sur S.A. (1)	—	95	—	—	—	—	—	—	—	—
Hersha Hospitality Trust (2)	—	2,087	—	—	—	—	—	—	—	—
Metroshop S.A. (4)	—	—	14,687	—	—	(12,158)	—	—	—	—
Museo de los niños S.A. (3)	1,111	—	—	—	(5)	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	—	—	(2,716)	(60,822)	—	—
Credits to employees (3)	57	2,894	—	—	(128)	—	—	—	—	—
Puerto Retiro S.A. (2)	59	31	—	—	(5)	—	—	—	—	—
IRSA Developments LP (3)	—	—	—	—	—	—	—	—	(8)	—
IRSA Real Estate Strategies LP (3)	—	—	—	—	—	—	—	—	(8)	—
Elsztain Managing Partners Lim (3)	—	—	—	—	—	—	—	—	(27)	—

Total	6,500	10,876	15,010	25,155	(2,815)	(12,158)	(2,716)	(60,822)	(54,454)	(20)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

As of March 31, 2010

	Current Trade accounts receivable	Current Other receivables	Non-current Other receivables	Inventories Receivable Caballito plot of land barter	Current Trade accounts payable	Short-term debt	Long-term debt	Current Other liabilities	Non-current Other liabilities
Agro-Uranga S.A. (2)	—	215	—	—	(594)	—	—	—	—
Banco Hipotecario S.A. (2)	340	—	—	—	—	—	—	(20,840)	—
Baicom Networks S.A. (2)	—	—	277	—	—	—	—	—	—
BrasilAgro (2)	53	—	—	—	—	—	—	—	—
Cactus (2)	114	12	—	—	(32)	—	—	—	—
Canteras Natal Crespo S.A. (4)	243	1,102	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	1,382	16	—	—	(53)	—	—	—	—
Consorcio Libertador S.A. (3)	841	111	—	—	(265)	—	—	(4)	—
Consultores Asset Management S.A. (3)	692	1	—	—	(7)	—	—	(11,421)	—
Cresca S.A. (4)	20	3,637	—	—	—	—	—	—	—
Cyrsa S.A. (4)	2,565	32	—	25,155	(998)	—	—	—	—
Directors (3)	2	161	—	—	(29)	—	—	(24,273)	(20)
Dolphin Fund PLC (3)	—	—	—	—	—	—	—	(3,023)	—
Estudio Zang, Bergel & Viñes (3)	—	20	—	—	(1,403)	—	—	—	—
Fundación IRSA (3)	31	3	—	—	(474)	—	—	(1,073)	—
Inversiones Financieras del Sur S.A. (1)	—	69	—	—	—	—	—	—	—
Hersha Hospitality Trust (2)	—	1,928	—	—	—	—	—	—	—
Metroshop S.A. (4)	—	2,265	20,443	—	—	—	—	—	—
Museo de los niños S.A. (3)	1,082	—	—	—	(5)	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	—	(1,185)	(60,002)	—	—
Credits to employees (3)	64	2,046	4	—	(29)	—	—	—	—
Puerto Retiro S.A. (2)	52	97	—	—	—	—	—	—	—

Total	7,481	11,715	20,724	25,155	(3,889)	(1,185)	(60,002)	(60,634)	(20)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

The results for the fiscal years ended March 31, 2011 and 2010, held with related companies, persons and shareholders are as follows:

As of March 31, 2011

	Gain from leases	Beef cattle expenses	Fees	Interest Income (loss)	Other income and expenses and current personal asset’s tax	Administration services	Sales and fees for shared services	Donations
Agro-Uranga S.A. (2)	—	—	—	—	989	—	—	—
Cactus (2)	—	(215)	—	—	4	24	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	3	—	—	36	—
Consorcio Torre Boston (3)	—	—	—	—	—	—	241	—
Consorcio Libertador S.A. (3)	9	—	—	—	—	—	92	—
Consorcio Dock del Plata S.A. (3)	—	—	—	—	—	—	78	—
Consultores Asset Management S.A. (3)	14	—	(47,394)	—	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	492	—	—
Cyrsa S.A. (4)	3	—	—	—	—	—	—	—
Directors (3)	—	—	(35,547)	(3)	—	—	—	—
EAASA (2)	—	—	—	—	—	—	226	—
Estudio Zang, Bergel & Viñes (3)	—	—	(5,785)	—	—	—	—	—
Fundación IRSA (3)	—	—	(2,317)	—	—	—	—	(2,530)
Inversiones Financieras del Sur S.A. (1)	—	—	—	2,021	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	(315)	—	—	—	—
Credits to employees (3)	—	—	—	201	—	—	—	—
Tarshop S.A. (2)	2,884	—	—	80	—	—	533	—

Total	2,910	(215)	(91,043)	1,987	993	516	1,206	(2,530)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

As of March 31, 2010

	Gain from leases	Beef cattle expenses	Fees	Interest Income/ (loss)	Other	Other income and expenses and current tax on shareholders’ personal assets	Administration services	Salaries and wages	Sales and fees for shared services	Donations
Shareholders in general (1)	—	—	—	—	—	(328)	—	—	—	—
Agro-Uranga S.A. (2)	—	—	—	9	437	—	—	—	—	—
Cactus (2)	—	(1,199)	—	9	(797)	—	111	—	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	74	—	—	—	—	36	—
Consorcio Libertador S.A. (3)	8	—	—	—	—	—	—	—	92	—
Consorcio Dock del Plata S.A. (3)	—	—	—	—	—	—	—	—	169	—
Consultores Asset Management S.A. (3)	—	—	(20,446)	—	—	—	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	—	541	—	—	—
Cyrsa S.A. (4)	47	—	—	—	—	—	—	—	146	—
Directors (3)	—	—	(40,177)	—	—	—	—	(428)	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(3,502)	(6)	—	—	—	—	—	—
Fundación IRSA (3)	—	—	—	—	—	—	—	—	—	(409)
Parque Arauco S.A. (3)	—	—	—	(5,697)	—	—	—	—	—	—
Credits to employees (3)	—	—	—	99	—	—	—	—	—	—

Total	55	(1,199)	(64,125)	(5,512)	(360)	(328)	652	(428)	443	(409)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	SEGMENT REPORTING

As of March 31, 2011:

	Agricultural								Slaugh- tering	Real estate
	Crops				Sale			Subtotal Agri -		Develop - ment and sale	Office				Financial operations	Subtotal real
Descripción	Local	Interna- cional	Beef cattle	Milk	of farms	Others	Non Operating	cultural business	/ Feed Lot	of properties	and Others	Shopping Centers	Hotel operations	Consumer financing	and others	estate business	Total
Production income	72,653	28,392	30,797	24,581	—	—	—	156,423	—	—	—	—	—	—	—	—	156,423
Cost of production	(56,063)	(21,087)	(18,413)	(18,156)	—	—	—	(113,719)	—	—	—	—	—	—	—	—	(113,719)

Production profit	16,590	7,305	12,384	6,425	—	—	—	42,704	—	—	—	—	—	—	—	—	42,704

Sales	104,228	31,947	44,040	22,274	71,096	36,377	—	309,962	59,531	188,738	122,243	482,757	154,015	65,782	—	1,013,535	1,383,028
Cost of sales	(87,472)	(29,472)	(43,074)	(22,274)	(21,652)	(26,699)	—	(230,643)	(62,429)	(147,491)	(25,432)	(124,063)	(91,792)	(22,455)	—	(411,233)	(704,305)

Sales profit	16,756	2,475	966	—	49,444	9,678	—	79,319	(2,898)	41,247	96,811	358,694	62,223	43,327	—	602,302	678,723

Gross profit	33,346	9,780	13,350	6,425	49,444	9,678	—	122,023	(2,898)	41,247	96,811	358,694	62,223	43,327	—	602,302	721,427

Selling expenses	(24,706)	(3,540)	(1,810)	(1,090)	—	(3,739)	—	(34,885)	(4,118)	(8,231)	(7,090)	(29,011)	(15,859)	(24,786)	—	(84,977)	(123,980)
Administrative expenses	(13,013)	(4,334)	(10,106)	(1,592)	(4,299)	(2,320)	—	(35,664)	(2,280)	(31,296)	(32,813)	(48,705)	(30,846)	(6,287)	—	(149,947)	(187,891)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	39,629	—	—	—	—	—	39,629	39,629
Unrealized (loss) gain on inventories	(14,235)	1,391	71,101	—	—	37	—	58,294	416	—	—	—	—	—	—	—	58,710
Net gain from retained interest in consumer finance trusts	—	—	—	—	—	—	—	—	—	—	—	—	—	4,707	—	4,707	4,707

Operating result	(18,608)	3,297	72,535	3,743	45,145	3,656	—	109,768	(8,880)	41,349	56,908	280,978	15,518	16,961	—	411,714	512,602

Assets	375,860	835,388	338,483	56,975	—	60,129	193,041	1,859,876	71,703	748,979	1,302,267	2,003,292	242,372	35,286	1,702,336	6,034,532	7,966,111
Liabilities	90,809	867	516	1,978	—	7,596	1,043,578	1,145,344	16,056	466,365	515,691	1,762,276	241,408	31,112	263,382	3,280,234	4,441,634
Non-current investments in other companies (1)	19,056	632,236	185	3,522	—	—	—	654,999	—	287,208	—	—	283,586	51,481	914,250	1,536,525	2,191,524
Increases and transfers of property and equipment and intangible assets	20,862	4,666	17,281	252	—	183	7,094	50,338	22,904	14	14,820	32,125	6,549	2,960	—	56,408	129,710
Amortization and depreciation	3,717	248	1,832	335	—	185	223	6,540	—	154	21,120	93,592	11,011	900	—	126,777	133,317

(1)	The balance corresponds to equity interest in BrasilAgro, Agro – Uranga S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A., Tarshop S.A. and Hersha Hospitality Trust, Rigby 183 LLC, New Lipstick y TGLT S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	(Continued)

As of March 31, 2010:

	Agricultural								Slaughtering	Real estate
	Crops		Beef		Sale of		Non	Subtotal Agricultural		Development and sale of	Office and	Shopping	Hotel	Consumer	Financial operations and	Subtotal real estate
Description	Local	Internacional	cattle	Milk	Farms	Other	Operating	business	/ Feed Lot	properties	Others	Centers	operations	financing	others	business	Total
Production income	29,093	20,165	13,458	17,621	—	—	—	80,337	—	—	—	—	—	—	—	—	80,337
Cost of production	(30,726)	(18,629)	(15,261)	(14,185)	—	—	—	(78,801)	—	—	—	—	—	—	—	—	(78,801)

Production (loss) Profit	(1,633)	1,536	(1,803)	3,436	—	—	—	1,536	—	—	—	—	—	—	—	—	1,536

Sales	60,637	22,918	21,141	16,366	—	38,349	—	159,411	—	155,132	119,030	384,907	123,100	181,974	—	964,143	1,123,554
Cost of sales	(56,820)	(20,575)	(20,060)	(16,366)	—	(30,759)	—	(144,580)	—	(64,843)	(26,678)	(116,669)	(76,056)	(74,734)	—	(358,980)	(503,560)

Sales profit	3,817	2,343	1,081	—	—	7,590	—	14,831	—	90,289	92,352	268,238	47,044	107,240	—	605,163	619,994

Gross profit (loss)	2,184	3,879	(722)	3,436	—	7,590	—	16,367	—	90,289	92,352	268,238	47,044	107,240	—	605,163	621,530

Selling expenses	(10,435)	(3,549)	(973)	(345)	—	(1,736)	—	(17,038)	—	(1,774)	(338)	(26,186)	(11,832)	(93,690)	—	(133,820)	(150,858)
Administrative expenses	(12,437)	(3,777)	(10,324)	(2,364)	—	(2,055)	—	(30,957)	—	(27,114)	(34,403)	(37,114)	(26,143)	(16,070)	—	(140,844)	(171,801)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	18,704	—	—	—	—	—	18,704	18,704
Unrealized gain (loss) on Inventories	(147)	(91)	64,531	—	—	(83)	—	64,210	—	—	—	—	—	—	—	—	64,210
Net gain from retained interest in consumer finance trusts	—	—	—	—	—	—	—	—	—	—	—	—	—	34,824	—	34,824	34,824

Operating results	(20,835)	(3,538)	52,512	727	—	3,716	—	32,582	—	80,105	57,611	204,938	9,069	32,304	—	384,027	416,609

Assets	498,268	323,578	270,131	47,498	7,642	14,635	134,995	1,296,747	19,823	674,482	972,991	1,884,867	239,449	254,420	1,337,534	5,363,743	6,680,313
Liabilities	30,733	35,901	1,874	643	—	4,947	625,628	699,726	28	304,031	414,103	1,030,486	256,605	295,422	137,425	2,438,072	3,137,826
Non current investments in other companies (1)	17,195	297,962	113	2,144	—	—	1,337	318,751	19,716	26,602	—	—	—	—	1,034,900	1,061,502	1,399,969
Increases and transfers of property and equipment	22,309	—	10,118	584	—	844	4	33,859	—	7	480	67,593	3,517	1,696	—	73,293	107,152
Amortization and depreciation	3,447	—	1,422	507	—	431	501	6,308	—	14,956	18,469	78,448	12,774	5,034	—	129,681	135,989

(1)	The balance corresponds to equity interest in BrasilAgro, Cactus, Agro Uranga S.A., Exportaciones Agroindustriales Argentinas S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A. Manibil S.A. and Hersha Hospitality Trust.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

1.	Ongoing litigation with the city of Villa Mercedes.

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. The appeals are pending and the High Court has not ruled on them.

The Company’s legal advisors are optimistic about the possibilities of reversing the Misdemeanours Court Judge’s ruling.

Irrespective of the above, Cactus is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic activity in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

B.	Real Estate Business

1.	Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure has been questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed to the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

In July 2008, the Court of Appeals notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April, 2010 LLR paid Ps. 13,122 in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the Argentine Agency of National Parks argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR would amount to US$ 659.

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection.

On August 6, 2010, the plaintiff filed a response to the most recent service of process. On September 10, 2010, the trial court judge resolved that the amount deposited by Llao Llao Resorts S.A. is not sufficient to cover the amount of the payment order. An appeal against this resolution was filed on behalf of Llao Llao Resorts S.A. alleging that there has been a material error incurred by the trial court.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. On November 26, 2010 the case was elevetad to the Court of Appeals. On November 29, 2010 the proceedings were brought to a settlement stage between the parties. On February 3, 2011 the Court of Appeals granted the appeal filed by LLR as regards the restatement of interest in the amount of US$ 659. As a result, the judgment rendered by the trial court was reversed and LLR’s debt was considered paid off as regards the settlement amount approved in the proceedings, with court costs being awarded to the plaintiff. Furthermore, the appeal remedy regarding fees awarded to the auctioneer, which were reduced from Ps. 1.8 million to Ps. 1.1 million.

Since LLR had a credit balance as regards the deposit made pursuant to settlement approved in the proceedings, on February 18, 2011 LLR filed a remedy for relief whereby it requested that the Court of Appeal issue a decision on the amount deposited in excess and order the eventual repayment to the defendant.

The case was remanded to the Court of Appeals on February 22, 2011 and is awaiting a decision.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked under “Other current liabilities – Payables to National Parks Administration”, the fees that refer in the previous paragraph.

NOTE 7:	RESTRICTED ASSETS

A.	Agricultural Business

Pledge on BrasilAgro’s shares and warrants

Based on Note 8.A.1, as guarantee for the payment of the outstanding balance from the acquisition of BrasilAgro’s shares and warrants, 3,864,086 shares and 37,325 warrants from the first issue are pledged. (See note 16)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

B.	Real Estate Business

1.	IRSA

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrued interests at a LIBO rate six months plus 7.0%, being the last of US$ 5.07 due in March 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

Jointly, IRSA subscripted a credit default swap for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, IRSA will receive a payment of a coupon on a periodical basis. In addition, to support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to IRSA. In connection with this matter, HASA borrowed funds from Standard Bank Argentina again, in the amount of Ps. 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a security interest for this transaction, IRSA entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to IRSA, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

c.	IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of March 31, 2011
República Building	216,336
Terreno Caballito	40,670
Terreno Bariloche	27,051
Terreno Zetol	31,089
Suipacha 652	17,716
Terreno Vista al Muelle	21,654

d.	IRSA maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC’s shares

e.	To guarantee due compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A.’s and Vista al Muelle S.A.’s pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement, as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares in Vista al Muelle S.A. and Zetol S.A.

f.	IRSA has raised a mortgage over the property designated as “Suipacha 652” to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

g.	In May 2008, IRSA bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. By virtue of the contracts signed, IRSA agreed not to transfer its shares or any rights related thereto for a term of three years.

h.	IRSA carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

2.	APSA

a.	As of March 31, 2010 under other current receivables, APSA has deposits that are restricted under due to different court attachments.

b.	The accounts receivable guarantee deposits in Other current receivables and programs included the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

c.	As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2011 amounts to Ps. 36,785 (disclosed in other “Non-current investments- Undeveloped parcels of land”).

d.	Other current investments account, as of June 30, 2010 included BONTE 2006 bonds for Ps. 34; which were deposited as rental guarantee.

e.	As of June 30, 2010, Tarshop S.A. had granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, (CP) according to the following detail:

•	To Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan of Ps. 15,371).

•	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan of Ps. 3,724).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

•	To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII y L, (loan of Ps. 7).

•	To Banco Hipotecario S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX y LVI, (loan of Ps. 20,149).

f.	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.” (“APSA”), the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in “Property and equipment”).

g.	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extended through the actual settlement of VDF’s. Likewise, it was resolved that APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

On September 30, 2010, the last payment of the VDF’s issued by the Financial Trust was made. At present, such Financial Trust is liquidated and with it the accessory obligation assumed at the time by APSA in the process of liquidation.

h.	As of June 30, 2010 included cash as guarantee for leases granted by Tarshop S.A., related to the stores where its branches operated, which were included in other non current receivables for an amount of Ps. 217.

j.	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA granted to Banco Hipotecario S.A. a two-year security agreement over the Company’s Class III Notes, issued on November 13, 2009, for a face value of Ps. 5.0 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

NOTE 8:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A.	Agricultural Business

1.	Purchase of shares and warrant BrasilAgro

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

On October 20 and December 23, 2010, the Company and its subsidiary Helmir executed with Tarpon an addendum to the Share Purchase Agreement of April 28, 2010, under which the Company either directly or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock and 64,000 warrants from the First Issue and 64,000 warrants from the Second Issue. Consequently, Cresud paid Rs. 25.2 million on October 20, 2010, Rs. 50.8 million on December 23, 2010 and the price remainder equivalent to Rs. 52.5 million should be paid on April 27, 2011, which is guaranteed by a security interest over 3,864,086 shares and 37,325 warrants from the First Issue. It should be noted that this balance was paid following the end of these financial statements (See Note 16 to the financial statements).

Consequently, Cresud is either directly or indirectly the owner of 20,883,916 shares or 35.75% of the Company’s outstanding stock as of March 31, 2011 (see note 13.1.a to the Basic Financial Statement). It should be noted that acquiring shares does not imply a change in the control over BrasilAgro; and that BrasilAgro’s Shareholders’ Agreement will remain effective with the amendments that may be required to sell all shares owned by Tarpon and its affiliates.

Likewise, due to the transaction, Cresud owns directly and indirectly 168,902 BrasilAgro’s First Issuance Warrants and 168,902 BrasilAgro’s Second Issuance Warrants.

As of March 31, 2011 the Company registered an asset for Ps. 27,199 for the acquisition of these warrants (Note 4.b).

2.	Expanding business into the Republic of Paraguay

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay and possibly of up to 100,000 hectares, which are derived from the purchase option granted by Carlos Casado to Cresca S.A. It should be mentioned that this option was exercised on September 3, 2008. The option will be in force for a term of 10 years and will be automatically extended for two additional ten-year terms, and it may also be renewed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99.99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A.

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

On February 3, 2009, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A.

Finally, on June 29, 2010 a notarial deed was executed for the conveyance of title on the real property subject to the option for an amount of 3,646 hectares which were transferred to Cresca S.A. (1,807 of which corresponds to Agrology).

As agreed in the Option Agreement, Cresca S.A. paid Carlos Casado S.A. US$ 350 per hectare, the last payment was made on March 4, 2011.

B.	Real Estate Business

1.	IRSA

a.	Constitution of CYRSA – Horizons Project

In January 2007, IRSA acquired two adjacent plots of land adjacent located in Vicente López, Province of Buenos Aires (one of them through the acquisition of the total share of Rummaala S.A, actually merged with CYRSA). The purchase price was US$ 36.2 million, from which US$ 30.3 million will be canceled by handing over certain units of the building to be constructed. As security for compliance, Rummaala S.A. shares were pledged and the Building located in Suipacha 652 (owned property) was mortgaged.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

In April, 2007, IRSA constituted CYRSA S.A. (“CYRSA”), and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. IRSA contributed with the plots of land and the liability in kind related in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The purchase-sale price set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

•	The balance will be cancelled in installments and will be fully paid at the time of transfer and signature of deeds, or,

•

Partial cancellation will be on installments payable up to the time of transfer/signatures of deeds, and remaining balance will be financed during 90 months´ term with units having mortgaged guarantees.

As of March 31, 2011, the total percentage of completion of the Horizons project was 94.28%. Two of the six towers included in the project have already been completed and are currently going through the process of signature of deeds. Furthermore, the work on the other towers is in the last stage and delivery and signature of deeds is expected in the following months.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

b.	Acquisition of shares in Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, IRSA, through Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares representing approximately 10.4% of Hersha´s common stock and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. As part of the agreement, IRSA´s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010, March 2010, and October 2010, REIG purchased 11,606,542 additional shares of Hersha’s common stock for an aggregate purchase price of US$ 47.9 million. (4,789,917 for US$ 3.00 per share and 3,864,000 for US$ 4.25 per share and 2,952,625 a US$ 5.80 per share).

During December 2010 and March 2011, IRSA through its subsidiaries sold 1,500,000 and 738,800 common shares, respectively, in Hersha for a total of US$ 14.3 million, which resulted in approximately US$ 10.1 million gain.

As of March 31, 2011 IRSA´s direct and indirect interest in Hersha represents 9.39%. On the other hand, upon exercise of the call option and assuming any Company´s interest is not diluted due to newly issued shares, IRSA´s interest in Hersha would be 12.34%. IRSA accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 78 hotels throughout the United States of America totaling approximately 10,443 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

c.	Acquisition Lipstick, New York Building

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in Metropolitan 885 “Metropolitan 885 Third Avenue. LLC” (o “Metropolitan”), through its subsidiaries which main asset is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009, Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since IRSA’s share in Metropolitan’s losses exceeded its equity interest; IRSA recognized a zero value on its investment although a liability of US$ 1.5 million was booked representing it’s maximum commitment to fund Metropolitan’s operations.

In December 2010 the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 bp rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), a new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its ownership interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

d.	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years and in the current fiscal year, IRSA has been conducting different purchase and sale transactions of BHSA shares, as a result of which, as of March 31, 2011, IRSA´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

e.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, IRSA (through Tyrus) acquired by a minimum payment a 100% stake in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay.

At the same time Liveck acquired, a 90% interest over the shares of the companies Zetol S.A (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay´s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

IRSA and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

The total price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid, the balance will be paid in 5 installments of US$ 1.0 million each with anannual 3.5% compensatory interest calculated on the total outstanding amount tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of IRSA. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (capital plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters to built.

The total price for the purchase of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% interest on the total outstanding amount. As of September 10, 2010 this operation was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

In the framework of the purchase agreement of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman, as applicable), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman, as applicable), would have actually contributed to Zetol and Vista al Muelle until the execution of the transaction.

Both parties have agreed that all the obligations mentioned above shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1st, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

Later, in June 2009, IRSA sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. (Cyrela) for a price of US$ 1.3 million.

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, IRSA´s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, IRSA agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, IRSA will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

f.	Merger and spin-off/merger between IRSA and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A. (IBOSA)

IRSA’s shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into IRSA, and the spin-off of Palermo Invest S.A. to be subsequently merged with Inversora Bolívar S.A. as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities.

g.	Option to acquire an interest in APSA

In January, 2010, Parque Arauco S.A. accepted the bid submitted by IRSA, and acquired, through a purchase option, the 29.55% interest in APSA and the held of face value of US$ 15.5 million of “APSA’s Convertible Notes 2014”.

The acceptance of the bid grants IRSA the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended until November 30, 2010 subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126 million. IRSA transferred US$ 6 million to Parque Arauco S.A., non refundable, as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, IRSA’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the transaction, as of March 31, 2011, IRSA’s interest in APSA rises to 94.89%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

h.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola).

In June 2010, IRSA closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of IRSA of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, the first installment of which has already been paid in December 2010.

i.	Acquisition of Torodur S.A.

In May 2010 IRSA acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, IRSA transferred a 2% ownership interest to CAM Communications LP, at cost.

j.	Acquisition of Unicity S.A.

On September 1, 2010, and through E-Commerce Latina S.A. (subsidiary of IRSA) acquired a 100% stake in Unicity S.A. (Unicity) for US$ 2.53 million. Unicity’s main asset consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. and for which it carries a liability to IRSA on the purchase price balance, which as of the date hereof is US$ 9.1 million. On September 28, the debt was capitalized and IRSA received 36,036,000 shares representing 88.61% of Unicity, being held by E-Commcerce the remaining 11.39%

k.	Sale of Torres Jardín IV

On October 25, 2010, IRSA executed a preliminary sales agreement whereby it sold the lot that fronts, at 220/254/256 Gurruchaga street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV) designated as “lot 2”. The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

l.	Purchase of TGLT S.A.’s shares

In December 2010, IRSA acquired 9,598 non-endorsable common shares in book entry form of 1 vote each, representing 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

m.	Sale of interest stake in Quality

On March 31, 2011, IRSA and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by IRSA and EFESUL.

n.	Purchase of BACS shares

On March 10, 2011, IRSA signed an stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

2.	APSA

a.	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009, Tarshop S. A., capitalized irrevocable contributions made by APSA, thus APSA’s participation increased to 98.5878%.

During January 2010, APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, reaching the 100% of share interest.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

b.	Sales of the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Directors of the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a two-year security agreement over APSA Class III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

c.	Acquisition of Arcos del Gourmet S.A.’s shares

On November 27, 2009, APSA acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock of Arcos del Gourmet S.A. The price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million. The remaining unpaid balance as of March 31, 2011 is made up as follows: (i) one US$ 1 million installment, falling due on November 27, 2011 disclosed in “Short-term debt” and (ii) 100% of the variable amount which will be paid off upon the possible increase of the capital required to develop the project.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

A Consultative Opinion request was filed by APSA with the Argentine Competition Defense Commission, still pending resolution, seeking to issue an opinion on the obligation or lack thereof to notify the sale. Such commission opinion was that the operation should be notified. Accordingly, on December 16, 2010, the sale was notified.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,596 registered non-endorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof. The issue has been fully subscribed and paid in on the balance sheet date.

On June 25, 2010, APSA (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent at least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The exercise of the option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at US$ 1.4 million. The option price of US$ 0.4 million was fully cancelled. In the event APSA exercised the option, its price will be considered towards the share price.

d.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an agreement for Partial transfer of goodwill with INCSA for acquiring one of the part of the Goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation was of US$ 20.7 million of which US$ 7.1 million were paid at the time the preliminary purchase contract was entered into.

Once the signature of the definitive instrument took place on July 1, 2010, the remaining amount of US$ 13.6 million will accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1, 2011. Principal will be settled as follows: i) US$ 1 millon with the delivery of the title deed and ii) US$ 12.6 million upon paying the last interest installment or upon delivering the title deed, whichever later.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

On July 1, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. The Commercial Center “Soleil Factory” includes a building and real properties. Possession thereof was handed over upon execution. Considering the goodwill value structure, the Company has booked in as fixed assets until the process to allocate the price paid for the assets and liabilities acquired is completed. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed of the building. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 1011, the National Antitrust Commission notified us of its authorization of this transaction.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as suppliers advances. This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition, on July 1, 2010, APSA shall start the works i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units. On the balance sheet date the situations described under subsection i) or ii) have not occurred.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

e.	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by APSA, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i) Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV – previous return of them).

ii) The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii) All credit card customers or accounts and consumer loans.

iv) Lease agreements on certain branches and their personal property.

v) Labor agreements for payroll personnel.

APSA is currently analyzing the different possibilities to define the future operations of Metroshop S.A.

f.	Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

In December, 2010, the company acquired 42,810 shares for the price of Ps. 0.4 million.

Later, during January 2011, there was a new purchase of 98,000 shares for a total amount of Ps. 0.9 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	PURCHASE, SALE AND BARTER OF PROPERTIES

A.	Agricultural Business

1.	Acquisitions of land in the Republic of Bolivia

a.	On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million, of which US$ 1.1 million was paid upon executing the purchase agreement, US$ 3.8 million on January 22, 2009 date in which the contracts’ protocol was signed and US$ 4.0 million on November 9, 2009 and US$ 2.5 million on February 15, 2011.

b.	On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.9 million out of which US$ 0.9 million was paid upon executing the purchase agreement, US$ 2.9 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.1 million in November 9, 2009 and US$ 2.0 million in November 11, 2010.

c.	On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid upon executing the purchase agreement, US$ 2.3 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.0 million in November 9, 2009 and US$ 1.9 million in November 11, 2010.

B.	Real Estate Business

1.	IRSA

a.	Acquisition of Catalinas Norte plots of land

On December 2009 IRSA acquired by public sale a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(continued)

The total amount payed was Ps. 95.0 million, of which: Ps. 19.0 million was paid together with the sign to the preliminary sales agreement and the outstanding balance of Ps. 76.0 million was paid at the time of executing and delivering the corresponding title deed, which took place during May, 2010.

Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, IRSA together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the amount of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained and additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed according to the works progress.

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”).

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 334th Street. There are several landmark buildings in the area, such as the Empire State Building, Macy’s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lowest of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter as acquired has been US$ 3,717.

Preliminary sales agreement

On March 31, 2011 Quality Invest S.A. executed a preliminary sales agreement for the purchase of a plot of land located in the province of Buenos Aires, for a total consideration of US$ 33,0 million, US$ 6.6 million of which had already been paid as of the balance sheet date.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

2.	APSA

•	Acquisition of the building known as ex-escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, APSA acquired, through a public bidding, the building known as Ex Escuela Gobernador Vicente de Olmos (Patio Olmos) located in the city of Córdoba for the amount of Ps. 32,522.

The building is under a concession agreement, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 229 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007, the transfer deed the buiding was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. This transaction was recorded as Non-current investments.

•	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future Real Estate: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

The parties have determined that the value of each undertaking is of US$ 1.1 million.

APSA also granted Condominios del Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estates: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces units in the same building.

•	Beruti plot of land

On October 13, 2010, TGLT S.A. (TGLT) and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed. Such amount has been paid as of the date of these unaudited financial statements.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

The above is disclosed in the accounts Inventories and Property an equipment.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

•	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer Cyrsa S.A. (“Cyrsa”) 112 parking spaces and the rights to increase the height of the property to build a two tower in preserve on the air space COTO.

On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish off the barter agreement.

•	Plot of land Paraná:

On June 30, 2009, APSA subscribed a “Letter of Intent”, by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i) US$ 0.05 million was settled as prepayment on July 14, 2009,

ii) US$ 0.1 million was settled upon executing such agreement, and

iii) US$ 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which APSA obtains the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later. On March 18, 2011 the Municipality of Paraná granted the municipal clearance for constructing the shopping mall.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

•	Plot of land Guaymallén

On March 26, 2010, APSA executed an agreement of purchase without possession by which the Company sold a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at US$ 0.3 million, which has been full cancelled.

•	Plot of land Rosario

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

Lots	Offer acceptance	Agreed price (in thousands of US$)	Collected amount (in thousands of US$)	Title deed’s date
2 A	04/14/2010	4,200	1,050	—
2 E	05/03/2010	1,430	1,430	09/29/10
2 F	11/10/2010	1,931	917	—
2 B	12/03/2010	1,507	1,507	—
2 C	12/03/2010	1,507	1,507	—
2 D	12/03/2010	1,539	256	—
The lots subject to these transactions have been recorded to the inventory account.

NOTE 10: GRANTED GUARANTEES OF FYO.COM

By means of brokerage of agreement with guarantee, FyO.Com assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of March 31, 2011 and June 30, 2010, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 11,165 and Ps. 9,498 respectively.

As of March 31, 2011 and June 30, 2010, there are no agreements that failed to be complied with for which FyO.Com may have been claimed in its capacity of guarantor.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	CONVERTIBLE AND NON CONVERTIBLE NOTES PROGRAM

A.	Real Estate Business

1.	IRSA

Convertible Notes – Due date 2017

In February 2007, IRSA issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes (“the Program”) in a face value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrues an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non convertible notes-2017 contains customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the IRSA´s Board of Directors approved the extension of the maximum nominal value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Ordinary Meeting of Shareholders held on October 29, 2009.

Within this framework, on July 20, 2010, IRSA issued non-convertible notes for a face value of US$ 150 million (“Non-convertible Notes Class II”) maturing on July 20, 2020. The issuance price was 97.838% of par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

2.	APSA

a.	Issuance of convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That series was fully subscribed and paid-up.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(Continued)

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: On July 19, 2014.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the face value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the convertible notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On October 7, 2010, the holders of Notes convertible into APSA’s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for US$ 15.5 million. As from the conversion, the number of APSA’S shares went from 782,064,214 to 1,259,608,411.

Thus, the holders of APSA’s Notes (convertible into ordinary shares) exercised conversion rights for a total amount of US$ 18.3 million, issuing ordinary shares with a face value of Ps. 0.1 each.

As of March 31, 2011, APSA’s Convertible Notes amounts to US$ 31.8 million.

b.	Issuance of non-convertibles notes

On May 11, 2007, APSA issued two series of notes for a total amount of US$ 170 million.

Series I corresponds to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(Continued)

Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi- annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of March 31, 2011 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes had been valued at face value and are disclosed netting the current and non-current capital and interest owed.

On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a face value of US$ 39.6 million that it had acquired in the course of fiscal year 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the Non-Convertible.

IRSA holds Non-Convertible Series II in the face amount of Ps. 33.2 million. Moreover, Cresud S.A.C.I.F. y A. holds Non-Convertible Series I for a face value of US$ 5.0 million.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

The APSA´s Shareholders Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable BADLAR plus a 3% margin payable on a quarterly basis.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(Continued)

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of March 31, 2011 Emprendimiento Recoleta S.A. holds Series III Notes for Ps. 12 million in face value.

NOTE 12: SIGNIFICANT EVENTS

A.	Real Estate Business

1.	IRSA

a.	Investment in Banco Hipotecario S.A.

Exposure to the non-financial public sector

As of March 31, 2011, Banco Hipotecario S.A. has assets with the non-financial public sector for Ps. 1,113,068 booked in its financial statements.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities, through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total Assets of the last day of the previous month.

As of March 31, 2011 and June 30, 2010 the assistance to the Public Sector reaches 9.7% and 20.2% from total Assets, respectively.

Banco Hipotecario S.A.’s Treasury Shares

In the course of fiscal year ended June 30, 2009 and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario S.A. received treasury shares Class D totaling 71.1 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of the Banco Hipotecario S.A. resolved to delegate upon the Board of Directors of the bank the decision to pay with the treasury shares in portfolio the DAA or StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

On April 13, 2011, the Special Shareholders’ Meeting of Banco Hipotecario decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company’s capital stock in any given period of 12 months.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.64 million and entail an increase in the IRSA’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 31.51%.

b.	Transactions pending solution by the Argentine Antitrust Commission (“CNDC”)

On November 20, 2009, after the sale of the building Edificio Costeros (Dock II), IRSA applied to the CNDC for a consultative opinion on whether IRSA had to notify that transaction or not. The CNDC found that there was an obligation to notify the same, but IRSA appealed that decision. As of the date of issuance of these financial statements, the CNDC had not yet handed down a resolution.

In addition, as regards the acquisition of Torre Bank Boston, on August 30, 2007 IRSA applied to the CNDC for a consultative opinion as to whether IRSA had to notify the transaction. On November 22, 2007 the CNDC stated that there was indeed a duty to notify the transaction. IRSA filed an appeal against this decision. The resolution from the matter in court was favorable to the CNDC. On November 3, 2010 was notified to the CNDC. As of the date of issuance of these financial statements, the autorization is in process of notificating the operation.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

c.	APSA interim dividend

On March 30, 2011, the Board of Directors of APSA informed shareholders that it shall pay, as from April 11, 2011, an interim cash dividend in the amount of Ps. 130.8 million, for the fiscal year beginning July 1, 2010 for income made as of December 31, 2010.

On April 11, 2011, APSA paid the interim dividend as indicated in the previous paragraph.

B.	APSA

a)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNACIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, Villa Cabrera which are disclosed in Property and Equipment, net.

According to the agreement of occupation related to the loan contract, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned property right.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

Principal owed as of March 31, 2011 and interest accrued unpaid through that date, due to the original loan agreement and respective amendments are disclosed under Customer advances – Lease advances together with other advances not included in this agreement.

b)	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final.

On June 12, 2009, Shoppping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shoppping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed.

Finally, on July 5, 2010, Shopping Neuquen S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality of Neuquén.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

On April 15, 2011 the Company entered into an agreement with Gensar S.A. whereby the latter is entitled to buy one of the plots of land that form part of the commercial undertaking of mixed use, next to which the Company is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land.

c)	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At the end of period / year the remaining pending accrual shown under other liabilities, in line improvements made by others to be accrued.

d)	Agreement with the former minority shareholder of Tarshop S.A.

During January 2010, APSA executed an agreement with Mr. León Halac (“LH”), by which the latter assumed the obligation to abstain during 28 running months from performing any role or developing and participating in any manner whatsoever in any new credit card companies other than those existing on the market, or in the regions in which at present Tarjeta Shopping is developed. Such agreement also contemplates the impossibility by the same period of time that LH participates in developing, under any method, shopping malls or commercial center of over 20,000 square meters within the territory of Buenos Aires City, Argentine Republic. APSA, shall pay in consideration of the obligations assumed by the other party a total and definitive price of US$ 2.2 million payable. On the balance sheet date, there is no outstanding balance due.

NOTE 13:	SALES OF BUILDINGS

Real Estate Business

During the nine-month period ended March 31, 2011 and 2010, IRSA conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 620 square meters and 13,330 square meters, respectively, for a total of Ps. 10.5 million and Ps. 149.7 million, respectively. The gross income generated by these transactions amounted to Ps. 8.1 million and 105.8 million, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

As of March 31, 2011 Cresud and IRSA had made contributions to the capitalization program for executive management that amount Ps. 4,596.

NOTE 15:	DERIVATIVE FINANCIAL INSTRUMENTS

Real Estate Business

Futures contracts – Ritelco S.A.

In the course of the period, Ritelco S. A. conducted certain shorting and covering transactions involving futures. According to the Company’s risk management policies, these deals are used for speculative purposes.

In connection with the futures transactions that took place during de fiscal year, the Company booked realized loss for US$ 29 (equivalent to Ps. 115) in the “Other holding results” line of its Income statement.

On March 31, 2011 Ritelco had open interests in derivatives which resulting in an unrealized loss of US$ 3 (equal to Ps. 13).

Futures – IRSA

The table below lists the financial derivative transactions conducted during the period and the corresponding gains/losses thereon

Futures	Bank	Amount US$	Due date	Gain
Open operations
Sale of dollar	Santander Río BankS.A.	7,987	04/14/2011	316
Sale of dollar	Itaú Argentina Bank S.A.	2,210	04/29/2011	18
Sale of dollar	Standard Bank Argentina S.A.	10,291	06/15/2011	152

Subtotal				486

Closing operations				909

Result for derivaties instruments				1,395

Futures – HASA

In order to reduce financing costs related to loans granted by Standard Bank Argentina S.A., HASA entered into non-deliverable forwards (“NDF”) for the purchase of US Dollars. The Company has recognized a gain on such transactions that amounts to Ps. 953 included under “Other holding gains/losses” of the income statement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 16:	SUBSEQUENT EVENTS

A.	Agricultural business

Stock purchase agreement and warrants to Tarpon

In relation to the acquisition of shares and warrants of BrasilAgro mentioned in Note 8.A.1, Cresud has paid the outstanding balance due and, as a result, the shares pledge as security thereof have been released.

B.	Real Estate Business

APSA

Purchase of TGLT S.A.´s shares

On April 4, 2011, APSA acquired 876,474 registered, nonendorsable shares of common stock entitled to one vote per share, issued by TGLT S.A., for the price of Ps. 7.9 million, reaching an 8.86% in TGLT’s common capital stock.

Call to General Shareholders’ Meeting

On April 28, 2011, the Board of Directors of APSA decided to call a General Regular and Special Shareholders’ Meeting to be held on May 26, 2011, at 2pm, at Moreno 809, to transact the following businesses:

•

Increase of capital stock by up to Ps. 205 million through the issuance of up to 2,050,000,000 new common shares in book-entry form of 0.10 pesos par value each, in one or more tranches, with our without additional paid in capital and a right to one vote each, with dividend rights pari passu the shares then outstanding, to be placed through public offerings in the domestic and/or foreign markets.

•

Delegation onto the Board of Directors to define the terms and conditions for the issuance of one or more tranches, not expressly determined by the shareholders’ meeting, with powers to delegate such functions in one or more directors or managers of the Company, or any designee.

•

Reduction of the term for exercising the pre-emptive rights and rights of first refusal to a term of up to 10 running days for each issue, pursuant to section 194 of Act 19.550 and applicable regulations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 16:	(Continued)

•

Consideration of disposition alternatives for Non-Convertible convertible into common shares at an annual rate of 10% currently outstanding in the amount of US$ 31,755,502 nominal value, issued on July 19, 2002, contingent upon the effective capital increase being considered in this meeting, including without limitation, the repurchase offer, the call to a meeting of note holders to modify one or more terms and conditions of issue.

Given the capital increase to be considered by APSA Shareholders’ Meeting, the Board of Directors decided to call a Regular and Special Shareholders’ Meeting to be held on May 26, 2011, at 12 pm, outside the registered office, at Moreno 809 to transact the following businesses:

•

Alternatives available for the disposition of convertible Non-Convertible issued by APSA due in 2014, contingent upon the effective increase of APSA capital stock. Consideration, if applicable, of such alternatives including without limitation, repurchase offer and determination of minimum and maximum thresholds for sale, potential actions in the event of a call to note holders meeting for the amendment of one or more terms and conditions of issue.

•

Procedure to be followed by the Company as to its current pre-emptive right and right of first refusal, in order to facilitate a new public offering without losing its controlling shareholder quality. Alternatives to be considered for the use, assignment and any other form of disposition, whether or not for valuable consideration, and the different forms or methods, as to the exercise of pre-emptive rights and rights of first refusal, in order to make a new public offering of APSA capital stock effective.

•

Delegation of powers on the Board of Directors to structure motions and mandate to be granted in APSA Shareholders’ Meeting and a possible adjournment thereof, as indicated in the item and in respect to the capital increase of the company.

•	Consideration of payment of a dividend only in cash out of retained earnings as of June 30, 2010 and/or total or partial reversal of optional reserves, as provided for in the Shareholders’ Meeting.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free translation from the original prepared in Spanish for

publication in Argentina

Unaudited Basic Financial Statements

Corresponding to the nine-month periods

ended March 31, 2011 and 2010

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as of March 31, 2011 and 2010 and June 30, 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)	March 31, 2010 (Notes 1 and 2)		March 31, 2011 (Notes 1 and 2)	June 30, 2010 (Notes 1 and 2)	March 31, 2010 (Notes 1 and 2)
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 8 a.)	20,606	3,810	4,158	Trade accounts payable (Note 8 f.)	68,523	83,126	56,059
Investments (Note 8 b.)	6,936	24,631	6,856	Short-term debt (Note 8 g.)	341,435	449,311	440,977
Trade accounts receivable, net (Note 8 c.)	60,939	85,492	56,585	Salaries and social security payable (Note 8 h.)	19,086	23,330	13,777
Other receivables (Note 8 d.)	112,712	61,916	99,968	Taxes payable (Note 8 i.)	11,080	4,659	7,757
Inventories (Note 8 e.)	215,741	100,454	146,566	Customer advances (Nota 8.j.)	—	—	1,939

Total Current Assets	416,934	276,303	314,133	Other liabilities (Note 8 k.)	29,211	42,612	46,427

				Total Current Liabilities	469,335	603,038	566,936

				Non-Current Liabilities
Non-Current Assets				Long-term debt (Note 8.g.)	333,634	—	—
Other receivables (Note 8 d.)	53,838	60,214	30,911	Taxes payable (Note 8 i.)	95,356	75,822	69,676
Inventories (Note 8 e.)	196,274	141,602	125,847	Other liabilities (Note 8 k.)	5,571	3,166	—
Investments on equity investees (Note 8 b.)	1,966,260	1,800,764	1,762,590	Provisions for pending lawsuits (Schedule E)	1,678	1,768	1,791

Other investments (Note 8 b.)	11,282	82,042	78,418	Total Non-Current Liabilities	436,239	80,756	71,467

Property and equipment, net (Schedule A)	340,327	289,991	290,165	Total Liabilities	905,574	683,794	638,403

Intangible assets, net (Schedule B)	21,604	1,071	1,147

Total Non-Current Assets	2,589,585	2,375,684	2,289,078	SHAREHOLDERS’ EQUITY	2,100,945	1,968,193	1,964,808

Total Assets	3,006,519	2,651,987	2,603,211	Total Liabilities and Shareholders’ Equity	3,006,519	2,651,987	2,603,211

The accompanying notes and schedules are an integral part of the financial statements.

Femando A. Elsztain
Director acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the nine-month periods beginning as from July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	March 31, 2010
Production income:
Crops	72,653	28,106
Beef cattle	29,622	13,458
Milk	24,581	17,621

Total production income	126,856	59,185

Cost of production (Schedule F.2)
Crops	(56,326)	(27,258)
Beef cattle	(17,736)	(15,261)
Milk	(18,156)	(14,185)

Total cost of production	(92,218)	(56,704)

Production gain	34,638	2,481

Sales:
Crops	104,228	57,471
Beef cattle	44,387	21,141
Milk	22,274	16,366
Establishments	71,096	—
Other	10,144	10,973

Total sales	252,129	105,951

Cost of sales:
Crops (Schedule F.1)	(87,472)	(54,231)
Beef cattle (Schedule F.1)	(43,102)	(20,060)
Milk (Schedule F.1)	(22,274)	(16,366)
Establishments	(21,652)	—
Other (Schedule F.1)	(2,507)	(5,261)

Total cost of sales	(177,007)	(95,918)

Sales profit	75,122	10,033

Gross profit	109,760	12,514

Selling expenses (Schedule H)	(29,652)	(11,211)
Administrative expenses (Schedule H)	(30,491)	(27,284)
Unrealized gain on inventories-beef cattle (Schedules F.1 and F.2)	70,970	64,531
Unrealized loss on inventories-crops, raw materials and MAT	(14,440)	302

Operating gain (loss)	106,147	38,852

Financial results:
Generated by assets:
Exchange gains	4,625	1,701
Interest income (Note 8.l)	8,740	13,049
Other unrealized gain (Note 8.l)	261	10,471

	13,626	25,221

Generated by liabilities:
Exchange gains	(8,343)	(5,437)
Interest loss (Note 8.l)	(37,352)	(28,679)
Other unrealized loss	(1,699)	(335)

	(47,394)	(34,451)

Other income and expenses, net:
Shareholders’ Personal asset tax	(6,900)	(6,166)
Others	1,183	1,180

	(5,717)	(4,986)

Gain on equity investees (Note 8 m.)	111,909	181,881
Management agreement fee (Note 5)	(15,751)	(20,446)

Net income before income tax	162,820	186,071

Income tax (Note 6)	(21,058)	(1,414)

Net income for the period	141,762	184,657

Earnings per share:
Basic (Note 9)	0.29	0.38
Diluted (Note 9)	0.25	0.34

The accompanying notes and schedules are an integral part of the financial statements.

Femando A. Elsztain
Director acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the nine-month periods beginning as from July 1, 2010 and 2009 and ended March 31, 2011 and 2010 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

Items	Shareholders’ contributions						Retained earnings
	Capital (Note 3)		Inflation adjustment								Total as of
	Common stock	Treasury stock	Common stock	Treasury Stock	Paid-in capital (1)	Subtotal	Legal Reserve	New Projects Reserve	Retained earnings	Translation differences	March 31, 2011
Balances as of June 30, 2009	471,539	30,000	156,276	9,942	879,218	1,546,975	16,792	85,543	126,893	36,681	1,812,884

Exercise of Options	21	—	—	—	107	128	—	—	—	—	128
Shareholders meeting held on 10.29.2009:
-Legal Reserve	—	—	—	—	—	—	6,231	—	(6,231)	—	—
-Cash Dividends	—	—	—	—	—	—	—	—	(60,000)	—	(60,000)
-Reserve for new developments	—	—	—	—	—	—	—	58,385	(58,385)	—	—
-Atribution of proprietary treasury shares	24,999	(24,999)	8,285	(8,285)	—	—	—	—	—	—	—
Transitory conversion differences for the period	—	—	—	—	—	—	—	—	—	27,139	27,139
Net income for the period	—	—	—	—	—	—	—	—	184,657	—	184,657

Balances as of March 31, 2010	496,559	5,001	164,561	1,657	879,325	1,547,103	23,023	143,928	186,934	63,820	1,964,808

Balances as of June 30, 2010	496,560	5,001	164,561	1,657	879,331	1,547,110	23,023	143,928	187,683	66,449	1,968,193

Exercise of Options	—	—	—	—	3	3	—	—	—	—	3
Shareholders meeting held on 10.29.2010:
-Legal Reserve	—	—	—	—	—	—	9,270	—	(9,270)	—	—
-Reserve for new developments	—	—	—	—	—	—	—	176,136	(176,136)	—	—
Shareholders meeting held on 12.9.2010:
-Cash Dividends	—	—	—	—	—	—	—	(69,000)	—	—	(69,000)
The Board of Director Meeting held on 03.11.11
Reallocation of the dividend approved by the Shareholders’ Meeting held on December 9, 2010 as dividend advances for the current year (Note 23)	—	—	—	—	—	—	—	69,000	(69,000)	—	—
Transitory conversion differences for the period	—	—	—	—	—	—	—	—	—	59,987	59,987
Net income for the period	—	—	—	—	—	—	—	—	141,762	—	141,762

Balances as of March 31, 2011	496,560	5,001	164,561	1,657	879,334	1,547,113	32,293	320,064	75,039	126,436	2,100,945

(1)	See notes 2.q. and 16.

The accompanying notes and schedules are an integral part of the financial statements.

Femando A. Elsztain
Director acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow

Corresponding to the nine-month periods beginning as from July 1, 2010 and 2009 and ended March 31, 2011 and 2010 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	March 31, 2010
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	18,364	15,991
Cash and cash equivalents at the end of the period	23,628	8,196

Net increase (decrease) in cash	5,264	(7,795)

Causes of changes in cash and cash equivalents
Operating activities
Net Income for the period	141,762	184,657
Income tax	21,058	1,414
Accrued interest during the period	36,266	27,180
Adjustments made to reach net cash flows from operating activities
Gain on equity investees	(111,909)	(181,881)
Increase in allowances and provisions	7,903	(4,544)
Depreciations of Property and Equipment	5,147	4,334
Depreciations of Intangible Assets	564	—
Unrealized loss on Inventories	(56,530)	(64,833)
Financial results	(7,511)	(13,232)
Gain on the sale of fixed assets	18,144	31
Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable	30,161	(9,970)
(Increase) decrease in other receivables	(4,536)	3,095
Increase in inventories	(100,067)	(44,305)
Increase in social security payable and taxes payable and customer advances	136	12,233
(Decrease) increase in trade accounts payable	(25,875)	10,724
Increase in other debts	15,707	13,998

Cash flows applied to operating activities	(29,580)	(61,099)

Investing activities
Increase in interest on equity method investees (except IRSA)	(67,317)	(107,158)
Decrease in investments	143,954	4,874
Increase in interest in IRSA	—	(5,736)
Increase in related companies loans	(160,859)	(38,723)
Collection of loans from related companies	8,019	—
Dividends collected	63,436	18,344
Acquisition and upgrading of fixed assets	(34,962)	(12,104)
Incorporated cash by merger	579	1,161

Cash flows applied to investing activities	(47,150)	(139,342)

Financing activities
Cash Dividends paid	(69,000)	(60,000)
Increase in financial loans	147,817	228,048
Decrease in financial loans	(255,503)	(33,711)
Cancellation of financial interests	(31,186)	(21,826)
Loans granted to controlled companies	—	30,585
Payment of loans taken to subsidiaries	(33,540)	—
Issuance of Non-convertible Notes (Note 20)	358,654	49,422
Cancellation of Non-convertible Notes	(35,251)	—
Exercise of Warrants and Options	3	128

Cash flows provided by financing activities	81,994	192,646

Net increase (decrease) in cash and cash equivalents	5,264	(7,795)

The accompanying notes and schedules are an integral part of the financial statements.

Femando A. Elsztain
Director acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow (Continued)

Corresponding to the nine-month periods beginning as from July 1, 2010 and 2009 and ended March 31, 2011 and 2010 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	March 31, 2011	March 31, 2010
Operations not involving changes in cash and cash equivalents
Inventories transferred to property and equipment	1,043	1,661
Increase in related companies interest by transitoty conversion differences	(59,987)	(27,139)
Increase in related companies interest by a decrease in trade account receivables	(3,541)	—
Increase in non-current investments through a decrease in other receivables	(122,601)	(6,593)

	March 31, 2011	March 31, 2010
Complementary information
Income tax paid	4,632	5,948

	March 31, 2011	March 31, 2010
Balances incorporated by merger (Note 14)
- Trade account receivables	9,134	1,632
- Other receivables	9,431	1,360
- Inventories	14,408	3,214
- Property and equipment	37,622	5,835
- Intangible assets	1,511	—
- Non-current Investments	(63,631)	(10,777)
- Trade account payables	(7,132)	(408)
- Loans	(1,145)	—
- Salaries and social security payable	(111)	(37)
- Tax payables	(408)	(523)
- Provisions	(258)	(1,457)

Incorporated cash	(579)	(1,161)

Femando A. Elsztain
Director acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

Corresponding to the nine-month periods beginning as from July 1, 2010 and 2009 and ended March 31, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below there is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

The Company’s results for the nine-month periods ended March 31, 2011 and 2010 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for each period.

The Company’s nine-month periods ended March 31, 2011 and 2010 results do not necessarily reflect the proportion of the Company’s full-year results.

b.	The effects of inflation

The financial statements have been prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date and under professional accounting standards and as required by the enforcement agency, financial statements as of December 31, 2001 were no longer restated. As from January 1st, 2002 and under professional accounting standards, effects for inflation restarted to be recognized considering that accounting measurements restated for the change in the currency purchasing power until August 31, 1995, as those whose original date fell between such date and December 31, 2001, were stated in pesos as of such last date.

On March 25, 2003, the Federal Executive issued Decree No. 664, which established that the financial statements for year ended after such date should be stated in nominal currency. Consequently, in conformity with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of financial statements as from March 1, 2003. Such method does not agree with current professional accounting standards, which require that financial statements should be restated until September 30, 2003. However, given the little significance of inflation rates from March through September 2003, this departure has not generated a significant effect on the financial statements taken as a whole.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

The rate used for restatement of items until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

c.	Comparative Information

Amounts as of June 30, 2010 and March 31, 2010, and the results for the period ended March 31, 2010, which are disclosed in these financial statements for comparative purposes have been taken from the financial statements as of such dates.

The financial statements as of June 30, 2010 and March 31, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

These financial statements have been prepared giving effect to the spin-off—merger mentioned in Note 14.2; consequently, the stand-alone financial statements as of March 31, 2011 are not comparable with those issued as of June 30, 2010 and March 31, 2010.

d.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for doubtful accounts, depreciations and amortizations, income taxes, deferred liabilities, translation differences, provisions for lawsuits and contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from these estimates.

e.	Adoption of the International Financial Reporting Standards

The National Securities Commission, through the Resolution 562, has mandated that the Technical Resolution No. 26 of the FACPCE is to be applied by the companies admitted to the public offering system under Law No. 17,811 in connection with either their capital stock and/or negotiable obligations, and/or by the companies that have applied for admission to the public offering system. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1st, 2012.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

On April 29, 2010, the Company´s Board of Director has approved the specific implementation plan to the application of IFRS which is currently under way.

NOTE 2:	MORE RELEVANT ACCOUNTING POLICIES

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the exchange rates prevailing at the end of the period/ fiscal year.

c.	Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value net of sales expenses as of the end of the period/ fiscal year. Therefore, interests to collect corresponding to non-convertible notes of IRSA and APSA which are measured according to the mentioned in Note 2.k. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

d.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time.

e.	Credits and short-term debts

Credits and short-term debts have been valued at nominal value plus accrued interest at the end of the period/fiscal year. Values obtained by this do not differ significantly from those obtained from the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued at the internal rate of return determined at the moment of the initial measurement.

f.	Derivates financial instruments

Forwards relate to cereal commitments deliverable and receivable at a previously agreed price and to purchase and sale of US Dollars and interest rate swaps agreements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

The assets and liabilities originated in derivatives instruments have been valued at their market value at the date of the financial statements and/or at the best possible estimate of the amount receivable of payable, discounted by applying a rate that reflects the market the time value of money and the specific risks of the assets.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities and derivative instruments corresponding to crops have been recognized under net income of the period under “Unrealized gain on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations, as well as any gain/loss resulting from interest rate swaps are included under the Financial Results.

g.	Other receivables and liabilities

Other current receivables (except VAT receivables) have been valued at face value plus the financial results accrued at the end of the corresponding period/fiscal year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction estimated at the time of recognizing the item in assets and liabilities, respectively.

The VAT receivables have been valued based on the best possible estimate of the discounted amount using a rate that reflects the time value of money and the specific risks inherent in the transaction estimated as of the date of these financial statements.

h.	Balances corresponding to financial transactions and receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other transactions were valued in accordance with the terms agreed by the parties.

i.	Inventories

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

1. Biological Assets (under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain a similar asset, which does not exceed the net realization value as of each period/fiscal year-end.

Include:

•	Unharvested crops

•	Calves

2. Biological Assets (in production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period/fiscal year-end.

Include:

•	Dairy cattle

•	Breeding cows

3. Biological Assets (finished): Cattle: have been measured at their net realization value (NRV) represented by the respective quotations as of each period/fiscal year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4. Farming Products: Crops: have been measured at their net realization value, representing the different quotations as of each period/fiscal year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5. Farming Products - Raw material: Seeds and different goods: have been measured at reproduction or replacement cost as of each period/fiscal year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

6. The remaining inventories were valued at their replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values as of each period/fiscal year-end.

j.	Long term investments in other companies

1. Investments in equity investees

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/fiscal year.

Interests in subsidiaries and affiliates as of March 31, 2011 are as follows:

Subsidiaries and affiliates	% Equity interest
Agrology S.A. (Note13.1.b)	100.00
FyO.Com (Note13.2.f) (1)	65.85
Cactus (Note13.2.a) (2)	80.00
Agro – Uranga S.A.	35.72
IRSA (Note13.2.b)	50.60
BrasilAgro (Note13.1.a)	29.13
FyO Trading	3.63
Exportaciones Agroindustriales Argentinas S.A. (“EAASA”)	0.03
Agrotech S.A. (Note13.2.e)	97.00
Pluriagro S.A. (Note13.2.e)	97.00
Northagro S.A. (Note13.2.e)	97.00

(1)	It´s the owner of the 96.37% of the FyO Trading shares.
(2)	It´s the owner of the 99.94% of the Exportaciones Agroindustriales Argentinas S.A.

2. Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18 and Technical Resolution No. 21. This implies identifying and determining the current values of assets and liabilities acquired, a process requiring complex judgments and significant estimations.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

As regards the acquisition of BrasilAgro’s shares and the increase in the interest in Cactus during the current year, the Company is in the process of analyzing the current values of the assets and liabilities acquired identifiable as provided by Technical Resolution No. 21, point 1.3.1.

3. Goodwill

•	Goodwill

The goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/fiscal year.

•	Negative goodwill

The negative goodwill represents the excess market value of net assets from those subsidiaries acquired at the equity percentage above the acquisition cost. Negative goodwill has been restated following the guidelines mentioned in Note 1.b. to the financial statements and amortization has been calculated by the straight-line method based on estimated useful life, considering the weighted-average of the reaming useful life of identifiable assets acquired subject to depreciation, or in an accelerated way the proporcional parts corresponds to the negative goodwill, when the subsidiaries required disposed theirs issues.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The useful lives of negative goodwill generated by IRSA acquisition was established between 20 to 30 years. The useful life for the negative goodwill generated by the acquisition of an interest in BrasilAgro was established at 5 years.

Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

k.	Other investments

•	Investments in debt securities

IRSA and APSA’s non-convertible notes were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets.

l.	Property and Equipment

Property and equipment were valued at its acquisition cost, restated as mentioned in Note 1.b., less accumulated depreciation.

Depreciations have been calculated by the straight-line method based on the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life.

The value of these assets does not exceed its economic use value as of period/fiscal year-end.

m.	Intangible assets

Pre-operating expenses resulted from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B.

Amortizations were calculated through the straight-line method on the basis of an estimated useful life of five years.

Amortizations were classified in “Gain on equity investees” in the statement of income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The company, through the merger into ANTA mentioned in Note 14.2. among other goods and rights, has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under Resolution No. 190/99 and Bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

The amortization of the concession right of ANTA is calculated according to its duration, whose remaining time is 29 years.

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in Note 21 was renegotiated.

The value of these assets does not exceed their estimated recoverable value at the end of the period/fiscal year.

n.	Provisions

•	Allowance for doubtful accounts: this allowance was booked on the basis of a case-by-case analysis of the receivables portfolio recoverability.

•

Provision for lawsuits and contingencies: it was booked to cover possible labor and commercial contingencies and other risks that could generate obligations for the Company. The Company’s external legal counsel’s opinion was taken into account to estimate the amounts and possibility of occurrence. In addition, the insurance purchased by the Company has also been taken into account.

The evolution of provisions during the period/fiscal year is detailed in Schedule E.

At the date of issuance of these financial statements, the Company´s Management understands that there are no elements to foresee other potential contingencies having a negative impact in these financial statements.

o.	Shareholders’ equity

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.b.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The “Capital Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “inflation adjustment to capital stock” in the shareholders’ equity.

p.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of purchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 19).

q.	Paid-in capital

•

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investment in IRSA generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

•	Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

r.	Conversion of financial statements of companies located abroad

•	Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the period/year-end. Income statement accounts have been converted by using the average exchange rate for the period. Exchange differences have been appropriated to the shareholders’ equity in the “Translation differences” account.

BrasilAgro and the indirect interests in companies located in Bolivia and Paraguay are considered to be not integrated.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The foreign companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, developing its operations entirely carried out abroad, with a considerable degree of autonomy from the Company.

Likewise, the conversion difference resulting from our indirect interest in foreign companies through our subsidiary IRSA is included.

•	Integrated companies

Assests and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate prevailing as of the period/year-end. Assets and liabilities denominated in foreign currency prior-year end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the period. Translation differences have been allocated to the “Gain on equity investees” from the Statements of Income.

The indirect interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions because it conducts its operations with a considerable degree of dependence and they are financed by funds from the Company.

s.	Results for the period

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year to the closing date of these financial statements.

Grain, cattle and milk production cost is calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customers.

Cost of sales is determined considering the NRV of products in the month in which they are sold.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The adjustment for valuation to NRV of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedules F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The results of closed positions are recognized as a difference between the exercise price and their close year; and the results of open positions are recognized at the period-end, as the difference between their exercise price and the market price for futures, and as a difference between the exercise premium and the market price for options in the same condition.

The charges for consumption of assets were determined based on the values of such assets. The rest of the results for the period is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%) (Note 6).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

u.	Minimum presumed income tax

The Company determines the minimum presumed income tax applying the prevailing rate of 1% on computable assets at period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period/year will be the higher of these two taxes.

However, if the minimum presumed income tax exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

The Company has recognized the minimum presumed income tax accrued in the period and paid in previous years as a credit, because it considers that it may be computed as payment on account of income tax in future periods.

v.	Issuance of debt expenses

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated amortization method.

Amortizations have been recorded under “Financial results, net” in the Statements of Income as a greater financing expense.

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Face value	Subscribed Face value	Paid-in Face value
Common and treasury stock as of June 30, 2008	501,531,865	501,531,865	501,531,865
Exercise of Options (Note 16) - Fiscal Year 2009	6,745	6,745	6,745
Exercise of Options (Note 16) - Fiscal Year 2010	21,898	21,898	21,898
Exercise of Options (Note 16) - Fiscal Year 2011	552	552	552

Common and treasury stock as of March 31, 2011 (1)	501,561,060	501,561,060	501,561,060

(1)	As of March 31, 2011, there are 5,000,754 own treasury shares that were acquired during the fiscal year 2009.

As of March 31, 2011, the capital authorized to be publicly offered is formed of 501,561,060 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of March 31, 2011 the Company had arranged futures and options on the Futures Market as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Purchase
Rice	720	—	—	—	163
Sell
Corn	12,500	366	—	—	(2,267)
Soybean	2,900	116	—	—	(771)
US$		—	—	—	(a) 597
Options
Sell Put
Corn	7,620	—	407	255	(152)
Soybean	17,000	(19)	651	348	(303)
Sell Call
Soybean	8,200	330	(235)	(2,356)	(2,121)
Purchase Put
Corn	8,890	—	(109)	(68)	41
Swap
Interes rate	—	—	—	—	(b) 524

Total	57,830	793	714	(1,821)	(4,289)

(a)	Corresponds to: a future sale of 35,3 million US$ dollars consists of: (i) US$ 12.8 million with Standard Bank maturing on April 29, 2011, (ii) US$ 10.1 million, US$ 10.2 million and US$ 2.2 million with Banco Santander Rio maturing on April 11, 2011, April 12, 2011 and April 14, 2011, respectively. The profit generated by March 31, 2011 is included in the financial results of the Income Statement.
(b)	Corresponds to an interest rate swap for a notional amount of Ps. 80 million structured as follows: (i) Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

As of March 31, 2010 the Company had arranged futures and options on the Futures Market as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Purchase
Wheat	5,000	134	—	—	(149)
US$	—	—			(a) (1,724)
Sell
Corn	8,700	234	—	—	272
Soybean	28,200	1,082	—	—	1,212
US$	—	—	—	—	(b) 4,944
Options
Purchase Call
Soybean	5,440		443	1	(442)
Corn	2,540		85	—	(85)
Sell Call
Soybean	9,400	140	(278)	(23)	255

Total	59,280	1,590	250	(22)	4,283

(a)	Corresponds to a future to purchase US$ 25.9 million composed: (i) US$ 10.3 million and US$ 2.7 million in Standard Bank with mature date on May 31, 2010 y July 30, 2010 respectively; (ii) US$ 2 million and US$ 3 million in Banco Itaú with mature date on April 30, 2010 y May 31, 2010 respectively; (iii) US$ 3.5 million and US$ 4.4 million in Banco Santander Río with mature date on April 30, 2010 y June 30, 2010 respectively. Losses generated as of March 31, 2010 are included in Financial Results, net of the Statement of Income.
(b)	Corresponds to a future to sell US$ 25.9 million composed: (i) US$ 3.5 million, two of US$ 2.7 million and US$ 2.7 million in Standard Bank with mature date on April 30, 2010, May 31, 2010 and May 31, 2010 respectively; (ii) US$ 2 million and US$ 7 million in Banco Itaú with mature date el April 30, 2010 and May 31, 2010 respectively; and (iii) US$ 1 million and US$ 4.3 million in Banco Santander Río with mature date on May 31, 2010 and June 30 2010 respectively. Gain generated as of March 31, 2010 is included in Financial Results, net of the Statement of Income

Crops: As of March 31, 2011 and 2010 the Company recognized results of Ps. 27,466 (loss) and Ps. 858 (gain), respectively, to reflect the closing of the transactions carried out during such periods. This results are disclosed as part of the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

US Dollars: As of March 31, 2011 and 2010 the Company recognized results Ps. 2,005 (gain) and Ps. 7,867 (gain), respectively, for those transactions carried out during such periods. These results are disclosed as part of the line “Financial Results – Generated by assets – Other unrealized gain” in the Statements of Income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management agreement is held by Consultores Asset Management S.A.

The financial statements as of March 31, 2011 and 2010 include a charge in the Statements of Income by this concept for Ps. 15,751 and Ps. 20,446 respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The evolution and composition of deferred tax assets and liabilities, during the nine-month period ended March 31, 2011 are detailed in the following table:

	Cumulative tax loss carry- forwards	Cash in foreign currency	Investments	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2010	13,365	(38)	—	(49,091)	(42,214)	4,548	(73,430)
Incorporated by merger	638	496	—	161	—	—	1,295
Gain (loss) recognized	14,669	(111)	—	(19,058)	(17,198)	640	(21,058)

Balance as of March 31, 2011	28,672	347	—	(67,988)	(59,412)	5,188	(93,193)

As of March 31, 2011, net liabilities at period-end as per the information included in the preceding table amount to Ps. 93,193.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

The evolution and composition of deferred tax assets and liabilities, during the fiscal year ended June 30, 2010 are detailed in the following table:

	Cumulative tax loss carry- forwards	Cash in foreign currency	Investments	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30,2009	261	(437)	—	(43,603)	(21,795)	302	(65,272)
Incorporated by merger	—	—	(8)	(95)	(929)	510	(522)
Gain (loss) recognized	13,104	399	8	(5,393)	(19,490)	3,736	(7,636)

Balance as of June 30,2010	13,365	(38)	—	(49,091)	(42,214)	4,548	(73,430)

As of June 30, 2010, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 73,430.

The Company in accordance with the accounting standards has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets, which as of the end of the period amounts to Ps. 78,742 The above-mentioned liability would probably be reverted according to the detail that follows:

Term	Total
1 year	4,688
2 years	5,120
3 years	4,089
Over 3 years	54,152
No term	10,693
Total	78,742

Cumulative tax loss carryforwards recorded by the Company which are pending of utilization at present period-end amount to approximately Ps. 81,916 and may be offset by taxable income of future years, as follows:

Origination year	Amount	Expiration year
2010	36,247	2015
2011	45,669	2016

Minimum presumed income tax credits booked by the Company, which were pending to use as of the present period-end, amount to Ps. 38,007 and under current regulations, they may be offset by taxable income for future years according to the following detail:

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

Origination year	Amount	Expiration Year
2005	2	2015
2006	1,964	2016
2007	5,401	2017
2008	10,796	2018
2009	6,247	2019
2010	7,535	2020
2011	6,062	2021

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	March 31, 2011	March 31, 2010
Net income before income tax	162,820	186,071
Tax rate	35%	35%

Net income at tax rate	56,987	65,125
Permanent differences at tax rate:
Inflation adjustment	1,995	91
Donations	79	8
Results from equity investees companies	(40,612)	(66,011)
Shareholders´ personal asset tax	2,415	2,158
Miscellaneous permanent differences	194	43

Income tax expense	21,058	1,414

During this period the income tax rate was 35%.

A reconciliation between the tax recognized and that which was determined tax for fiscal purposes is as follows:

Description	March 31, 2011	March 31, 2010
Total income tax expense	21,058	1,414
Transitory differences
- Additions
Cumulative tax loss carry-forwards	14,669	13,313
Cash in foreign currency	(111)	457
Investments	—	8
Fixed assets	(19,058)	207
Inventories	(17,198)	(18,162)
Provisions	640	2,763

Total income tax determined for fiscal purposes	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances as of March 31, 2011 and 2010 and June 30, 2010 with subsidiaries, related companies and related parties are as follows:

As of March 31, 2011:

	Current Investments	Non-current Investments	Current Trade accounts receivables	Current Other receivables	Current Trade accounts payable	Short term debts	Long-term debt	Current Other liabilities
Acres (1)	—	—	669	4,808	—	—	—	—
Agro-Uranga S.A. (2)	—	—	195	327	(7)	—	—	—
APSA (1)	621	11,261	—	9,453	—	—	—	(13,807)
BrasilAgro (2)	—	—	16	—	—	—	—	—
Cactus (2)	—	—	198	—	(124)	—	—	—
Consultores Asset Management S.A. (3)	—	—	—	—	—	—	—	(3,866)
Cresca S.A. (4)	—	—	682	—	—	—	—	—
Cyrsa S.A. (4)	—	—	21	—	—	—	—	(46)
Directors (3)	—	—	16	60	—	—	—	(293)
EAASA (1)	—	—	415	24	—	—	—	—
Emprendimento Recoleta S.A. (1)	—	—	—	50	—	(44)	(10,135)	—
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	—	—	(442)
Fundación IRSA (3)	—	—	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	21,641	—	(9,976)	—	—	—
Helmir S.A. (4)	—	—	—	9,949	—	—	—	—
IRSA (1)	—	—	—	4,188	—	—	—	(7,197)
Northagro S.A. (1)	—	—	—	317	—	—	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	—	—	—	(4)
Ombú (1)	—	—	—	17,617	—	—	—	—
Panamerican Mall (1)	—	—	—	—	—	—	—	(5)
Pluriagro S.A. (1)	—	—	—	317	—	—	—	—
Credits to employees (3)	—	—	—	1,089	—	—	—	—
Tarshop S. A. (1)	—	—	—	191	—	—	—	—
Yatay (1)	—	—	—	8,337	—	—	—	—
Yuchán (1)	—	—	—	9,426	—	—	—	—

Total	621	11,261	23,853	66,153	(9,807)	(44)	(10,135)	(26,733)

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or indirect common control.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As of June 30, 2010:

	Current Investments	Non-current Investments	Current Trade accounts receivables	Current Other receivables	Non-Current Other receivables	Current Trade accounts payable	Current Other liabilities
Acres (1)	—	—	61	—	—	—	—
Agro-Uranga S.A. (2)	—	—	—	39	—	(3)	—
Aguaribay (1)	—	—	—	—	131	—	—
ANTA (1)	—	—	1,574	—	—	(1)	—
APSA (1)	215	9,847	—	16,230	—	(6,019)	—
Banco Hipotecario S.A. (2)	—	—	—	—	—	(9)	—
BrasilAgro (2)	—	—	—	—	—	(8)	—
Cactus (2)	—	—	286	—	—	(542)	—
Caldén (1)	—	—	—	—	131	—	—
Consultores Asset Management S.A. (3)	—	—	101	—	—	—	(7,267)
Cresca S.A. (4)	—	—	364	—	—	—	—
Cyrsa S.A. (4)	—	—	21	—	—	(46)	—
Directors (3)	—	—	—	—	—	—	(582)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	(132)	—
Fundación IRSA (3)	—	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	28,645	24	—	(9,649)	—
IGSA (1)	—	—	30	—	—	—	—
IRSA (1)	4,616	72,174	—	6,748	—	(3,604)	(32,917)
Itín (1)	—	—	—	—	2,926	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(3)	—
Ñandubay (1)	—	—	—	—	2,396	—	—
Ombú (1)	—	—	—	—	2,177	—	—
Credits to employees (3)	—	—	—	551	—	—	—
Tarshop S. A. (1)	—	—	678	—	—	—	—
Yatay (1)	—	—	—	—	3,857	—	—
Yuchán (1)	—	—	—	—	5,157	—	—

Total	4,831	82,021	31,760	23,592	16,775	(20,016)	(41,839)

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or indirect common control.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As of March 31, 2010:

	Current investments	Non-current investments	Current Trade accounts receivables	Current Other receivables	Current Trade accounts payables	Current Other liabilities
Agrology S.A. (1)	—	—	142	—	—	—
Acres (1)	—	—	2,358	—	—	—
Agro-Uranga S.A. (2)	—	—	—	215	—	—
Aguaribay (1)	—	—	—	6,931	—	—
ANTA (1)	—	—	1,401	—	—	—
APSA (1)	594	9,363	3,360	1	—	—
BrasilAgro (2)	—	—	53	—	—	—
Cactus (2)	—	—	96	11	—	—
Caldén (1)	—	—	—	6,938	—	—
Consultores Asset Management S.A. (3)	—	—	—	—	—	(11,421)
Cresca S.A. (4)	—	—	39	—	—	—
Cyrsa S.A. (4)	—	—	—	—	(26)	—
Directors (3)	—	—	—	—	—	(158)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	(693)	—
Fibesa S.A. (1)	—	—	33	—	—	—
Fundación IRSA (3)	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	10,476	24	—	—
Helmir S.A. (1)	—	—	23	—	—	—
IRSA (1)	1,821	69,034	3,468	—	—	(32,012)
Itín (1)	—	—	—	4,794	—	—
Ñandubay (1)	—	—	—	4,268	—	—
Ombú (1)	—	—	—	5,212	—	—
Credits to employees (3)	—	—	—	301	—	—
Tarshop S.A. (1)	—	—	628	—	—	—
Yatay (1)	—	—	—	6,234	—	—
Yuchán (1)	—	—	—	5,732	—	—

Total	2,415	78,397	22,077	40,661	(719)	(44,664)

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or indirect common control.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

b.	Gain and losses provided by subsidiaries, related companies and related parties corresponding to the periods ended March 31, 2011 and 2010 are as follows:

As of March 31, 2011:

	Sales an fees for shared services	Fees	Beef cattle expenses	Interest income(losses)	Administration services	Others
Acres (1)	—	—	—	83	598	—
Agro-Uranga S.A. (2)	—	—	—	—	—	989
APSA (1)	28,824	—	—	1,176	—	—
Cactus (2)	—	—	(1,661)	—	74	12
Consultores Asset Management S.A. (3)	—	(15,751)	—	—	—	—
Cresca S.A. (4)	—	—	—	—	984	—
EAASA (1)	—	—	—	—	—	602
Emprendimiento Recoleta S.A. (3)	—	—	—	(44)	—	—
Estudio Zang, Bergel & Viñes (3)	—	(1,453)	—	—	—	—
FyO.Com (1)	—	—	—	51	—	1,319
Helmir S.A. (1)	—	—	—	119	—	—
Inversiones Financieras del Sur (3)	—	—	—	93	—	—
IRSA (1)	12,932	—	—	4,173	—	(511)
Ombú (1)	—	—	—	790	—	—
Credits to employees (3)	—	—	—	9	—	—
Tarshop S.A. (1)	482	—	—	—	—	—
Yatay (1)	—	—	—	394	—	—
Yuchán (1)	—	—	—	462	—	—

Total	42,238	(17,204)	(1,661)	7,306	1,656	2,411

(1)	Direct or indirect subsidiaries.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or indirect common control.

As of March 31, 2010:

	Sales an fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest income(losses)	Administration services	Others
Aguaribay (1)	—	—	—	—	97	—	—
ANTA (1)	—	—	—	—	—	—	(3,529)
APSA (1)	8,337	—	—	—	1,133	—	2,582
Cactus (2)	—	—	—	(1,199)	9	111	7
Caldén (1)	—	—	—	—	97	—	—
Consultores Asset Management S.A. (3)	—	—	(20,446)	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	1,082	—
Directors (3)	—	(428)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(425)	—	—	—	—
FyO.Com (1)	—	—	—	—	249	—	(303)
IRSA (1)	6,813	—	—	—	7,130	—	(790)
Itín (1)	—	—	—	—	67	—	—
Ñandubay (1)	—	—	—	—	60	—	—
Ombú (1)	—	—	—	—	73	—	—
Credits to employees (3)	—	—	—	—	7	—	—
Tarshop S.A. (1)	350	—	—	—	—	—	—
Yatay (1)	—	—	—	—	87	—	—
Yuchán (1)	—	—	—	—	80	—	—

Total	15,500	(428)	(20,871)	(1,199)	9,089	1,193	(2,033)

(1)	Direct or indirect subsidiaries.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or indirect common control.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

As of March 31, 2011 and 2010, and June 30, 2010 the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Cash in local currency	170	110	113
Cash in foreign currency (Schedule G)	34	55	63
Local currency checking account	9,366	2,884	2,113
Foreign currency checking account (Schedule G)	10,605	477	785
Local currency saving account	213	125	102
Foreign currency saving account (Schedule G)	218	159	689
Checks to be deposited	—	—	293

	20,606	3,810	4,158

b.	Investments

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Temporary investments
Temporary investments (Schedules C and G)	6,936	24,631	6,856

	6,936	24,631	6,856

Long term investments in other companies
Investments on investees (Note 13 and Schedule C)	1,966,260	1,800,764	1,762,590

	1,966,260	1,800,764	1,762,590

Other investments
Other investments (Schedules C and G)	11,282	82,042	78,418

	11,282	82,042	78,418

c.	Trade accounts receivable, net

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Trade accounts receivable (Schedule G)	37,055	44,010	27,185
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	23,853	31,760	22,077
Trade accounts receivable – real estate (Schedule G)	—	2,821	7,642
Trade accounts receivable under legal proceedings	322	341	341
Checks to be deposited	326	7,190	—
Less:
Allowance for doubtful accounts (Schedule E)	(617)	(630)	(660)

	60,939	85,492	56,585

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Other Receivables

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
VAT receivables, net	26,074	15,506	44,605
Income tax credit and advances	7,126	6,444	4,762
Prepaid leases	23	4,823	124
Prepaid expenses	4,302	3,816	1,041
Guarantee deposits (Note 4 and Schedule G)	793	2,611	1,590
Subsidiaries, related companies Law No. 19,550
Section 33 and related parties (Note 7 and
Schedule G)	66,153	23,592	40,661
Operations to liquidate	597	512	4,945
Gross sales tax credit	3,036	469	375
Premiums paid (Note 4 and Schedule G)	603	—	1
Derivative financial instruments (Nota 4)	524	—	—
Others	3,481	4,143	1,864

	112,712	61,916	99,968

Non-current
Minimum presumed income tax	38,007	30,763	29,013
Subsidiaries, related companies Law No. 19,550
Section 33 and related parties (Note 7)	—	16,775	—
VAT receivables, net	15,831	12,676	1,898

	53,838	60,214	30,911

e.	Inventories

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Unharvested crops	113,248	11,166	71,447
Materials and others	29,257	28,222	23,535
Beef cattle	22,254	16,053	30,927
Crops	48,290	41,566	18,474
Seeds and fodder	2,692	3,447	2,183

	215,741	100,454	146,566

Non-Current
Beef cattle	196,274	141,602	125,847

	196,274	141,602	125,847

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

f.	Trade accounts payable

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Suppliers (Schedule G)	40,877	40,280	38,465
Provisions for inputs and other expenses (Schedule G)	14,250	20,503	15,420
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G )	9,807	20,016	719
Provision for harvest expenses	3,589	2,327	1,455

	68,523	83,126	56,059

g.	Short-term debts

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Bank loans (Schedule G)	149,104	118,123	182,123
Interests payable – Bank loans (Schedule G)	1,581	2,054	2,468
Bank overdrafts	155,258	292,781	203,849
Interests payable – Bank overdrafts	3,355	1,029	2,250
Non-convertible Notes Class I (Note 20)	—	—	15,500
Non-convertible Notes Class II (Note 20 and Schedule G)	—	35,251	34,775
Non-convertible Notes Class III (Note 20)	11,883	—	—
Non-convertible Notes Class IV (Note 20 and Schedule G)	18,083	—	—
Interest payable-Non-convertible Notes (Note 7 and 20 and Schedule G)	3,728	153	258
Expenses of Non-convertible Notes issuance (Note 20)	(1,557)	(80)	(246)

	341,435	449,311	440,977

Non Current
Non-convertible Notes Class III (Note 20)	23,767	—	—
Non-convertible Notes Class IV (Note 20 and Schedule G)	54,249	—	—
Non-convertible Notes Class V (Note 20)	106,876	—	—
Non.convertible Notes Class VI (Note 7 and 20 and Schedule G)	141,274	—	—
Non-convertible Notes Class VII (Note 20 and Schedule G)	8,430	—	—
Expenses of Non-convertible Notes issuance (Note 20)	(962)

	333,634	—	—

h.	Salaries and social security payable

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Provision for vacations and annual bonus	16,230	20,467	11,712
Social security payable	2,254	2,683	1,857
Salaries payable	128	—	—
Health care payable	474	180	208

	19,086	23,330	13,777

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

i.	Taxes payable

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Minimum presumed income tax, net (Note 2.u.)	3,164	2,530	780
Gross sale tax payable	95	921	391
Taxes withheld for income tax	421	799	31
Tax on shareholders´ personal assets	7,205	305	6,471
Others	195	104	84

	11,080	4,659	7,757

Non-Current
Deferred income tax (Note 6)	93,193	73,430	67,208
Moratorium Tax on personal shareholder´s assets	2,163	2,392	2,468

	95,356	75,822	69,676

j.	Customer Advances

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Customer advances (Schedule G)	—	—	1,939

k.	Other liabilities

The breakdown for this item is as follows:

	March 31, 2011	June 30, 2010	March 31, 2010
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties. (Note 7 and Schedule G)	22,867	34,572	33,243
Management fee provision (Notes 5 and 7)	3,866	7,267	11,421
Premiums collected (Note 4 and Schedule G)	2,424	595	23
Operations to liquidate	—	178	—
Others	54	—	1,740

	29,211	42,612	46,427

Non-Current
Advances for concession rights (Note 13.1.a. and Schedule G)	3,299	3,166	—
Equity interest in related companies (Schedule C)	2,128	—	—
Others	144	—	—

	5,571	3,166	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

k.	Financial results

	March 31, 2011 Gain (loss)	March 31, 2010 Gain (loss)
Generated by assets
Interest Income
Interest income	8,339	11,103
Interest for discount of assets	401	1,946

	8,740	13,049

Other unrealized gain
Gain on hedging	2,005	7,867
Financial result of IRSA´s and APSA´s non-convertible notes	4,126	6,421
Tax on bank account operations	(5,961)	(3,826)
Unrealized gain and results of securities operations	91	9

	261	10,471

Generated by liabilities
Interest loss
Interest of bank loans and other liabilities	(27,818)	(26,157)
Interest of non-convertible notes	(9,534)	(2,522)

	(37,352)	(28,679)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: (Continued)

l.	Gain on equity investees

The breakdown for this item is as follows:

	March 31, 2011 Gain/(loss)	March 31, 2010 Gain/(loss)
IRSA
- Result equity method	112,918	150,658
- Amortization of negative goodwill	22,197	35,274
- Elimination of amortization of IRSA´s and APSA´s non- convertible notes issuance expenses (1)	1,288	179
- Accrued financial results of IRSA´s and APSA´s non-convertible notes (1)	(4,059)	(6,421)
- Elimination of exchange difference of IRSA´s and APSA´s non-convertible notes (1)	159	450
- Amortization of higher values	(12,734)	(11,263)
BrasilAgro
- Result equity method	(6,119)	645
- Amortization of negative goodwill	4,975	3,644
Cactus
- Result equity method	(20,196)	(2,483)
Agro-Uranga S.A.
- Result equity method	4,398	3,092
IGSA
- Result equity method	—	(44)
ANTA
- Result equity method	—	(1,436)
- Amortization of concession right	—	(524)
- Amortization of three plantations (wood)	—	(97)
FyO.Com
- Result equity method	(727)	(509)
Agrology S.A.
- Result equity method	10,117	10,967
- Amortization of pre-operative expenses	(227)	(227)
EAASA
- Result equity method	(7)	(24)
Acres
- Result equity method	(57)	—
Ombú
- Result equity method	(15)	—
Yatay
- Result equity method	(9)	—
Yuchán
- Result equity method	(12)	—
Agrotech S.A.
- Result equity method	(25)	—
Northagro S.A.
- Result equity method	22	—
Pluriagro S.A.
- Result equity method	22	—

	111,909	181,881

(1)	Corresponds to the acquisition of IRSA´s and APSA´s non-convertible notes acquired during the fiscal year ended June 30, 2009.
(2)	From July 1, 2010 takes effect the merger of Cresud with IGSA and Anta (see Note 14.2 to the financial statements).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	EARNINGS PER SHARE

Following is presented a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of March 31, 2011 and 2010, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company (see Note 16).

	March 31, 2011	March 31, 2010
Weight average of outstanding shares of common stock	496,559,968	483,220,286
Diluted weighted average of shares of common stock	558,914,922	542,463,193

	March 31, 2011	March 31, 2010
Earnings for the calculation of basic earnings per share	141,762	184,657
Earnings for the calculation of diluted earnings per share	141,762	184,657

BASIC Earnings per share	March 31, 2011	March 31, 2010
Earnings	141,762	184,657
Number of shares	496,559,968	483,220,286
Earnings per share	0.29	0.38

DILUTED Earnings per share	March 31, 2011	March 31, 2010
Earnings	141,762	184,657
Number of shares	558,914,922	542,463,193
Earnings per share	0.25	0.34

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:

Assets based on their estimated collection term

Estimated collection term	Current and non-current investments			Trade accounts receivable			Other receivables
	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010
4th quarter 2010/2009	—	—	594	—	—	53,838	—	—	67,957
1st quarter 2011/2010	—	24,148	1,821	—	85,151	2,747	—	36,081	3,186
2nd quarter 2011/2010	—	215	—	—	—	—	—	7,354	15,788
3rd quarter 2011/2010	—	—	—	—	—	—		3,381	12,361
4th quarter 2011/2010	6,936	—	—	60,617	—	—	47,163	10,214	—
1st quarter 2012/2011	—	—	—	—	—	—	4,679	—	—
2nd quarter 2012/2011	—	—	—	—	—	—	44,743	16,775	—
3rd quarter 2012/2011	—	—	—	—	—	—	15,777	—	—
3rd quarter 2017/2016	—	72,174	69,034	—	—	—	—	—	—
4th quarter 2017/2016	11,261	9,847	9,363	—	—	—	—	—	—
With no stated current term	—	268	4,441	322	341	—	350	4,886	676
With no stated non-current term	21	21	21	—	—	—	53,838	43,439	30,911

Total	18,218	106,673	85,274	60,939	85,492	56,585	166,550	122,130	130,879

Assets classified according to interest rate that they accrue

Interest rate that they accrue	Current and non-current investments			Trade accounts receivable			Other receivables
	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010
At fixed interest rate	11,261	82,021	78,397	—	2,696	7,324	10,919	551	301
At variable interest rate	6,315	19,800	4,441	—	—	—	39,812	16,509	44,545
Non-interest bearing	642	4,852	2,436	60,939	82,796	49,261	115,819	105,070	86,033

Total	18,218	106,673	85,274	60,939	85,492	56,585	166,550	122,130	130,879

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:	(Continued)

Liabilities based on their estimated payment term:

	Trade accounts payable			Short and long-term debts			Salaries and social security payable			Taxes payable			Customer advances			Other liabilities			Provisions
Estimated Payment term	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010
4th quarter 2010/2009	—	—	56,059	—	—	178,956	—	—	4,170	—	—	6,749	—	—	1,939	—	—	45,196	—	—	—
1st quarter 2011/2010	—	83,126	—	—	139,956	55,922	—	21,337	9,607	—	1,901	76	—	—	—	—	8,622	158	—	—	—
2nd quarter 2011/2010	—	—	—	—	—	—	—	—	—	—	2,606	856	—	—	—	—	33,990	1,073	—	—	—
3rd quarter 2011/2010	—	—	—	—	—	—	—	1,993	—	—	76	76	—	—	—	—	—	—	—	—	—
4th quarter 2011/2010	68,523	—	—	133,948	15,545	—	4,491	—	—	7,688	76	—	—	—	—	24,230	—	—	—	—	—
1st quarter 2012/2011	—	—	—	19,686	—	—	11,372	—	—	76	—	—	—	—	—	3,880	—	—	—	—	—
2nd quarter 2012/2011	—	—	—	14,594	—	—	—	—	—	3,240	—	—	—	—	—	1,087	—	—	—	—	—
3rd quarter 2012/2011	—	—	—	14,594	—	—	3,223	—	—	76	—	—	—	—	—	14	—	—	—	—	—
4th quarter 2012/2011	—	—	—	121,540	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2013/2012	—	—	—	97,784	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2013/2012	—	—	—	70,711	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2013/2012				43,599			—			—			—			—			—
With no stated current term	—	—	—	158,613	293,810	206,099	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—	95,356	75,822	69,676	—	—	—	5,571	3,166	—	1,678	1,768	1,791

Total	68,523	83,126	56,059	675,069	449,311	440,977	19,086	23,330	13,777	106,436	80,481	77,433	—	—	1,939	34,782	45,778	46,427	1,678	1,768	1,791

Liabilities classified according to interest rate that they accrue:

	Trade accounts payable			Short and long-term debts			Salaries and social security payable			Taxes payable			Customer Advances			Other liabilities			Provisions
Interest rate that they accrue	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010	March 31, 2011	June 30, 2010	March 31, 2010
At fixed interest rate	—	—	—	478,963	415,413	375,753	—	—	—	—	—	—	—	—	—	—	31,448	31,024	—	—	—
At variable interest rate	—	—	—	187,442	30,662	60,248	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	68,523	83,126	56,059	8,664	3,236	4,976	19,086	23,330	13,777	106,436	80,481	77,433	—	—	1,939	34,782	14,330	15,403	1,678	1,768	1,791

Total	68,523	83,126	56,059	675,069	449,311	440,977	19,086	23,330	13,777	106,436	80,481	77,433	—	—	1,939	34,782	45,778	46,427	1,678	1,768	1,791

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the fiscal year plus (less) prior fiscal year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 12:	PURCHASE AND SALE OF FARMS

a)	On May 30, 2008, IRSA signed, in commission, a purchase agreement with transfer of possession for the purchase of 115 hectares from an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3.0 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million was paid by this one by granting the title deed for such property, on March 11, 2010.

b)	On September 30, 2009, the entire mortgage related to the purchase of the “San Pedro” farm was settled by paying US$ 1.8 million including interest.

c)	On June 15, 2010, the title deed for the sale of the establishment “TALI SUMAJ” (12,701 has.) located in the Province of Catamarca was executed. The transaction was agreed upon at US$ 4.8 million, which was fully collected.

As to the closing date of these financial statements, the attachment-in-aid-of-execution in the case “EXAGRIND S.A. –Estancia San Rafael c/Tali Sumaj y Otros s/Daños y Perjuicios” (Exagrind S.A. – Estancia San Rafael vs. Tali Sumaj et al, in re: damages)”, had not been lifted (Note 17), the Company pledged to carry out all the formalities in its care to have the attachment lifted or replacement, assuming to carry out all obligations derived from the possible conviction, ensuing court expense and other procedural costs, once the ruling on the case is entered. For such purpose, the Company provided a performance bond to secure its obligations on behalf of the purchaser.

d)	On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires, with a surface of 4,302 hectares, was executed. The transaction was agreed upon at US$ 18.0 million of which: US$ 4.5 million was collected on August 6, 2010, upon executing the purchase agreement; US$ 12.5 million was collected upon executing the title deed and, the outstanding balance of US$ 1.0 million, secured by a first degree mortgage, was paid on January 4, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

Under this transaction, a loan for use agreement was executed in favor of the Company through January 10, 2011, on certain portion of the building, seeking to continue until such date with the productive activities carried out at the establishment.

e)	On March 2, 2011, the Company acquired, in joint tenancy with Zander Express S.A., a rural property composed by thirteen plots of land located in the district of Perdriel, department of Luján de Cuyo, in the province of Mendoza. Following this acquisition, Cresud holds an undivided interest of 40% on each and every real estate asset whereas Zander Express S.A. holds the remaining 60%. The total price agreed upon for this transaction is US$ 4.0 million; as a result, Cresud has paid the amount of US$ 1.6 million which had already been paid before execution of the conveyance deed.

Additionally, the parties have entered into an assignment of rights and claims whereby Zander Express S.A. and Cresud assume and subrogate in any lititgation right or other rights, as well as claims, obligations and duties that the seller may have now or in the future in any judicial or administrative claim that may have been brought in relation to such real estate property.

NOTE 13:	INVESTMENTS IN COMPANIES

1.	Cresud – International

a)	BrasilAgro

The Company values the investment in BrasilAgro according to the equity method taking into account its significant influence that derives from its capacity to affect the operative and financial decisions considering their participation in the Board of Directors.

BrasilAgro was established in September 2005 to replicate the Cresud business in Brazil. The company’s activities consist mainly in four business segments while maintaining its focus on Real Estate Agriculture: (i) sugarcane (ii) grains and cotton (iii) forestry and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town LLC, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Managers S.A. and Agro Investment S.A.

The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

As compensation for having founded the Company, Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options expiring in 2021 and totaling 104,902, which can only be exercised at the option of Cresud whenever a transfer of control occurs or an offer to purchase the BrasilAgro shares is received. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph.

During fiscal year 2010, the Company acquired 2,395,400 shares issued by BrasilAgro and as a result of this acquisition, direct participation reached 23.24% at June 30, 2010.

Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”)´s share purchase Agreement

On April 28, 2010 the Company entered into an agreement (“the agreement”) with Tarpon by which once certain conditions have been complied with, Tarpon will transfer for valuable consideration to Cresud S.A.C.I.F. y A. the following:

(a)	9,581,750 shares of common stock issued by BrasilAgro (either in shares or ADR’s, “Shares), and

(b)	64,000 first issue warrants from BrasilAgro and 64,000 second issue warrants from BrasilAgro.

Once the conditions established in the agreement have been complied with, the actual transfer of Tarpon’s shares and warrants to the Company will take place within 10 days since the implementation the ADR program that BrasilAgro is planning to launch.

The full price to be paid by the Company to Tarpon will be R$. 131.4 million, payable within 180 days since the actual transfer of the previously mentioned shares and warrants. Assuming that the price is paid off within the established term, it will not be subject to any monetary adjustment.

To ensure the payment of the transaction, a first degree pledge commitment for Tarpon was made on 9,581,750 common shares and 64,000 warrants of Series 1 BrasilAgro held by the Company.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

It should be noted that regardless of the departure of Tarpon from “BrasilAgro Project”, Mr. Elie Horn and Cape Town LLC have expressed their intentions to remain as shareholder of BrasilAgro with the company jointly.

Assignment of rights and pledge to sell shares

During last quarter of fiscal year 2010, an agreement was executed by which the Company assigned all equity and political rights related to 2,276,534 shares of BrasilAgro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf.

In consideration for granting such rights, the Company was paid a fixed value of US$ 0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$ 7.15 per share sold or transferred.

Executing two addendums to Agro LLC and Tarpon Investiments S.A. (“Tarpon”) shares purchase agreement

On October 20 and December 23, 2010, the Company and Tarpon executed an addendum to the shares purchase agreement dated on April 28, 2010, under wich the Company acquired 1,283,600 shares of common stock of BrasilAgro for an amount of Rs.19.7 millon, wich was paid on October 20, 2010. Also, it acquired 25,449 warrants from the First Issue and 25,449 from the Second Issue of BrasilAgro.

Additionally, on December 27, 2010, the Company received from its subsidiary Helmir S.A. 4,434,064 ordinary shares of BrasilAgro in consideration of a loan made by Cresud.

Consequently, Cresud is directly the owner of 17,019,830 shares or 29.13% of the Company’s outstanding stock as of March 31, 2011 (taking into account the concession of rights above-mentioned).

Likewise, due to the transaction, Cresud owns directly 130,531 BrasilAgro’s First Issuance Warrants and 130,351 BrasilAgro’s Second Issuance Warrants.

As of March 31, 2011 the Company registered an asset of Ps. 10,786 for the acquisition of these warrants (Schedule C).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

b)	Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with IGSA, made over previous fiscal year, irrevocable capital contributions in proportion to their holdings for an amount of Ps. 37,208 in Agrology S.A. which were capitalized on January 19, 2010. In addition, as of June 30, 2010 irrevocable contributions and receivables were capitalized for Ps. 29,249 in Agrology S.A., 97% on its own account and 3% on account of IGSA.

2.	Cresud – Local

a)	Cactus

On May 19, 2010, the Company acquired from Helmir S.A. 3,294,667 registered, non-endorsable shares of common stock with a face value of Ps. 1 each one, entitled to one vote per share of Cactus Argentina S.A., for an amount of US$ 1.6 million.

On June 30, 2010, the Company had settled the debt to Helmir S.A. for such transaction. With this acquisition, our direct interest in Cactus as of that date increased from 36% to 48%.

On December 23, 2010, Cresud made a capital contribution of Ps. 16 million to Cactus. Thus, our direct interest increased to 80% (Schedule C). On that same date, Cactus’s Shareholders Meeting approved the capitalization of this contribution as follows: capital increase of Ps. 6.9 million with an additional paid-in capital of Ps. 9.1 million.

b)	IRSA

During fiscal year 2010, the Company acquired 2,114,360 shares amounting to US$ 2.3 million, increasing our direct interest to 50.60% as of June 30, 2010. Such interest remains unchanged at the end of the current period (Schedule C).

c)	ANTA

During fiscal year 2010, the Company made irrevocable contributions for Ps. 8,100, 90% on its own behalf and 10% on behalf of IGSA, which were capitalized on January 19, 2010. In addition, on June 30, 2010, irrevocable contributions and receivables to ANTA for Ps. 10,228 were capitalized, 90% on its own behalf and 10% on behalf of IGSA. As from July 1, 2010, the incorporation by merger of ANTA is effective as described in Note 14.2.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

d)	IGSA

During fiscal year 2010, Cresud made irrevocable contributions to IGSA of Ps. 1,926, which was capitalized on January 19, 2010. In addition, as of June 30, 2010, irrevocable contributions and receivables for Ps. 2,811 were capitalized in IGSA. From July 1, 2010 takes effect the merger of the Company with IGSA described in note 14.2.

e)	Northagro S.A, Agrotech S.A. and Pluriagro S.A.

On September 21, 2010, Northagro S.A., Agrotech S.A. and Pluriagro S.A.´s by Laws were signed, the contributions for each one of the companies were made by Cresud and Agrology by 97% and by 3%, respectively, totaling Ps. 50,000; equivalent to 50,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each, entitled to one vote per share.

f)	FyO.Com

On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com decided to approve a capital increase for up to Ps. 5,925, related to issuing 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. In such sense, the Company subscribed shares for Ps. 4,467, of which Ps. 3,541 was made by the conversion of debt into equity and the difference for Ps. 926 to be paid-in in cash. As a result of the transaction the Company´s interest amounted to 65.85% since September 30, 2010 and remains unchanged at the end of this period.

NOTE 14:	SPIN-OFFS AND MERGERS

1.	Spin-off of Inversiones Ganaderas S.A. (IGSA) and Merger into Cresud

On November 27, 2009, it was held the Company’s shareholders meeting that approved, among others, the corporate reorganization consisting in the spin-off – merger with IGSA, and all related documentation.

Subsequently, on January 21, 2010, the Definitive Merger Agreement (the “Agreement”) notarized into a public deed and filed with the enforcement agencies in due course. Under the Agreement, IGSA’s spin-off was resolved for 48.92% so that such spun-off percentage after having been merged into the Company, and IGSA Residual or Spun-off Company holds, but not limited to, the following assets:

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	(Continued)

Company	Number of shares of IGSA
ANTA	4,315,811
Agrology S.A.	5,684,398
Agropecuaria Acres del Sud S.A.	2
Aguaribay Agropecuaria S.A.	2
Calden Agropecuaria S.A.	2
Itín Agropecuaria S.A.	2
Ñandubay Agropecuaria S.A.	2
Ombú Agropecuaria S.A.	2
Yatay Agropecuaria S.A.	2
Yuchán Agropecuaria S.A.	2

All of IGSA’s remaining rights, duties, assets and liabilities were transferred under the merger by absorption to the Company’s shareholders’ equity.

2.	Cresud’s merger with IGSA and ANTA

On September 3, 2010, the Company’s Board of Directors resolved to merge with IGSA Residual and Anta, by which both companies merge into Cresud and are dissolved without liquidation. On September 25, a pre-merger agreement is executed, by which all assets, rights and obligations of Merged Companies (IGSA and ANTA) are transferred to the Merging Company (Cresud). Such assets and liabilities were transferred for the value at which they were registered in the Special Merger Financial Statements as of June 20, 2010, of IGSA and ANTA.

As from July 1, 2010, all transactions carried out by the merged companies are understood as if they had been made by and for Cresud.

NOTE 15:	NEGATIVE WORKING CAPITAL

At the end of the period, the Company carried a working capital deficit of Ps. 52,401 whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 16:	CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, locally and internationally.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

After this capital increase, the Company’s outstanding shares amounted to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17 and the 22 day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amounted to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of notes of our subsidiaries IRSA and APSA, the repurchase of proprietary shares, the settlement of payables and working capital.

As of June 30, 2009, 2,291,527 options were exercised; consequently, 763,838 shares of common stock were issued for Ps. 4,023.

During fiscal year 2010, 21,898 shares entitled with the right to be converted into 62,559 options and such transaction yielded Ps. 135.

During the nine-month period ended March 31, 2011, 552 ordinary shares were issue upon the exercise of conversion rights than 1,576 options, therefore, entered funds US$ 883. At the closing of this period, remain 177,644,338 outstanding options.

The terms and conditions of outstanding options (warrants) to subscribe the Company’s shares of common stock have been amended due to attributing proprietary shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. Below are detailed the terms that have been modified:

•	The number of shares to be issued for warrants is, as a ratio previous to assignment 0.33333333 and as ratio resolved after assignment (current) 0.35100598.

•	The prices to call shares to be issued are: price previous to assignment US$ 1.68, while the current price after assignment US$ 1.5954.

The rest of terms and conditions of warrants remain unchanged.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:	EXAGRIND S.A. LAWSUIT – SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES

Because of the merge with IGSA, Note 14.1, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of the Company is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement.

It should be noted that during fiscal year 2010, it was executed the title deed for the sale of such establishment and because as of the closing date of these financial statements the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser (Note 12).

NOTE 18:	COUNTING AT ESTANCIA LOS POZOS

During the annual cattle count held at Estancia Los Pozos, with the occasion of end of fiscal year 2010, it was detected that the number of head of cattle had decreased. As the Company had filed a report with Unidad Regional No. 5, in Joaquín V. González, Province of Salta, involving procedures by the Criminal Court No. 1, Metán, Province of Salta seeking to find out the reason for such decrease.

In this sense, the Company is currently providing the information and documentation requested by the judge hearing such case. Although such procedure is at the initial stage, the effects of the previously mentioned difference were recognized in the previous fiscal year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	BUYBACK OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Later, both the maximum amount and the number of shares were increased to Ps. 82,000 and 30,000,000, respectively

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices showed.

As of June 30, 2009, purchases of proprietary shares amounted to 2,935,641 ADRs and 643,590 shares of common stock paying an amount of US$ 21 million and Ps. 1,745, respectively.

In accordance with the law of commercial companies, the Board of Directors shall dispose of the shares acquired within a period of one year unless an extension is provided for a Shareholders meeting. On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Shareholders meeting held on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each. Such assignment was made as from November 23, 2009. As a result of this assigment, the Company keeps 754 treasury shares that have not been allocated that are added to the 5,000,000 treasury shares already held by the Company.

On October 29, 2010, the Regular and Special Shareholders’ Meeting decided, by majority of votes, to postpone the decision on the treatment to be afforded to treasury shares until the following Shareholders’ Meeting corresponding to the fiscal year ended June 30, 2011.

NOTE 20:	PRESENTATION OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES FOR A FACE VALUE OF UP TO US$ 50,000,000

In the framework of the Global Program to Issue Corporate Bonds for a face value of up to US$ 50,000,000 (the “Program”), corporate bonds in one or more classes and/or series (the “ Corporate Bonds” or “CB”) may be issued. Corporate Bonds will be simple not convertible into share, with or without guarantee or guaranteed by third parties, whose face value may not exceed US$ 50,000,000 (or their equivalent in other currencies), with maturity dates not shorter than thirty days from the issuance date. The duration of the Program will be for five years as from its authorization by CNV (Argentines securities commission) on September 4, 2008, by means of resolution No. 15,972.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	(Continued)

The issuance of Corporate Bonds was approved by the Shareholders Meeting on October 31, 2006 and by the Board of Directors on June 19, 2008, April 24, 2009, July 3, 2009, August 19, 2009, July 1, 2010 and January 20, 2011.

The terms and conditions of such corporate bonds require that the Company complies with certain obligations that have been specified in the respective price supplements. In this sense, the Company periodically pays interest and amortization installments as provided for both series (see detail further below in this Note).

1.	Issuance of Non-Convertible Notes - Class I and II

On August 19, 2009, based on the powers granted by the shareholders to the Board of Directors, the Company approved the issuance of the Company’s First Series of Non-convertible notes up to a face value of Ps. 50 million under the Global Program.

During the following months, the First Series of non-convertible notes was subscribed and issued for Ps. 50 million in two classes. Class I for Ps. 15.5 million at variable rate (average Badlar + 300 basis points) falling due 270 days from the issuance date and Class II for Ps. 34.5 million at a fixed rate of 7.2% falling due 365 after the issuance date.

The Company made quarterly interest payments and redemption fees for both classes, as follows:

•	On December 10, 2009, the first interest installments of Class I and Class II non-convertible notes were paid for Ps. 558 and US$ 159,201, respectively.

•	On March 10, 2010, the second interest installments of Class I and Class II non-convertible notes were paid for Ps. 487 and US$ 159,201, respectively.

•

On June 8, 2010, the third interest installments of Class I and Class II non-convertible notes were paid for Ps. 472 and US$ 159,201; respectively. Likewise, on such same date, Ps. 15.5 million related to the only amortization installment of Class I Corporate Bonds was paid.

•	On September 13, 2010, the last interest installment and the only amortization installment of Class II non-convertible notes were paid for US$ 171,583 and US$ 9.0 million, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	(Continued)

2.	Issuance of Non-Convertible Notes – Class III and IV

On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Class III and Class IV Non-Convertible Notes, under the Global Program framework.

Later, between July 6 and 16, 2010, the Second Series of simple Corporate Bonds (not convertible into shares) was subscribed for a total value of Ps. 105.9 million. The issue was finally carried out on July 21, 2010.

Class III Non-Convertible Notes, for a face value of Ps. 35.7 million and falling due 21 months after the issuance date will accrue interest at a variable date (Badlar privada plus 400 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments 15, 18 and 21 from the issuance date.

Class IV Non-Convertible Notes, for a face value of US$ 17.8 million and falling due 24 months after the issuance date will accrue interest at fixed annual rate of 7.75%. These will be paid on a quarterly basis in arrears while amortization will be made in four equal and consecutive payments 15, 18, 21 and 24 from the issuance date.

Since the issuance date, the Company has made quarterly interest payments on both classes, as detailed below:

•

On October 19, 2010, the Company made the payment of the first interest installments of Class III and Class IV Non Convertibles Notes by the amount of Ps. 1,272 and US$ 340,954, respectively, for the period between July 21, and October 19, 2010.

•

On January 17, 2011, the Company made the second payment of interest on Class III and IV Non-Convertible notes in the amounts of Ps. 1,310 and US$ 340,954, respectively, for the period comprised between October 19, 2010 and January 17, 2011.

Following the balance sheet date, the Company made the third payment of interest on both classes of Non-Convertible. See Note 27 to the unaudited financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	(Continued)

3.	Issue of Class V, VI y VII Non-Convertible notes

On February 18, 2011 the Board of Directors approved a Pricing Supplement for the issuance of Class Clase V, VI and VII Non-Convertible notes, under the Program.

Later on, between February 22 and March 3, 2011, the Third Series of simple (nonconvertible) Non-Convertible was subscribed. Finally, the Non-Convertible were issued on March 10, 2011.

Class V Non-Convertible notes, for a nominal value of Ps. 106.9 million due 21 months after the issue date, shall accrue interest at a variable rate (Badlar plus 375 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive equal payments on the 15, 18 and 21 months following the issue date.

Class VI Non-Convertiblen notes, for a nominal value of US$ 34.8 million due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest shall be payable quarterly in arrears while the principal will be amortized in four consecutive and equal payments on the 15, 18, 21 and 24 month following the issue date.

Class VII Non-Convertible notes, for a nominal value of US$ 2.1 million due 24 months after the issue date and payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue at a fixed minimum rate of 4% per annum plus a Premium Factor (40% of the appreciation of the soyabean during the period), if applicable. Interest will be payable quarterly in arrears. Principal will be repaid at maturity.

NOTE 21:	MINUTE OF RENEGOTIATION OF CONCESSION AGREEMENT

On July 2, 2008, ANTA (incorporated by merge according to Note 14.2.) executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:	(Continued)

Additionally, ANTA committed to reduce the concession area through the return of 30,000 hectares and its location will come up from a sketch agreed by the parties involved.

NOTE 22:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company together with its related Company IRSA has developed a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

In the future, the participants or their successors will have access to 100% of the Program Benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or dismissal without justifiable cause, the participant will be entitle to collect the amounts from the contributions made by Company only if the beneficiary has been in the program for at least five years, subject to certain conditions.

During the current period, the Company has made contributions to the Program for an amount of Ps. 2,234.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	SHAREHOLDERS’ AND THE BOARD OF DIRECTORS’ MEETINGS

The Ordinary and Extraordinary Shareholders Meeting held on October 29, 2010, approved, among others issues, the following:

•	Annual report and financial statements ended June 30, 2010;

•	Appropriating 5% income for the year ended June 30, 2010 to the legal reserve;

•	Posting the remainder to the new project reserve account, delegating to the Board of Directors the power to use it freely.

•	Ratification of the spin-off-merger between the Company and IGSA;

•	Corporate reorganization by merger into IGSA residual and ANTA;

•	Defer treatment until the next Shareholders Meeting that may consider the fiscal year that will end on June 30, 2011, of the destination of proprietary portfolio stock;

•

Renewal for another period the delegations made in the Board by the Shareholders meeting from the previous period as regards paying a bonus to the Company’s Managements of up to 1% of the outstanding capital stock; and

•	Extending the amount of the Global Program to Issue Corporate Bonds in place for up to a further US$ 100 million (or its equivalent in other currencies)

The General Shareholders meeting held on December 9, 2010 approved the following by majority of votes:

•	Distributing dividends exclusively in cash for Ps. 69 million to the shareholders in the proportion of their respective interests.

•	And reversing the “New Project Reserve”, prior to such distribution and previously provided by the shareholders meeting for Ps. 69 million.

On March 11, 2011, in view that the Company has realized net income as of December 31, 2010 and based on the financial statements prepared in accordance with applicable laws, the Company’s bylaws and applicable regulations governing listed companies, the Board of Directors unanimously approved the reallocation of the dividend approved by the Shareholdres’ Meeting held on December 9, 2010 as dividend in advance for the current year. This reallocation was ratified by the Regular Shareholders Meeting held on April 12, 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	SALE OF IRSA CLASS I CORPORATE BONDS

During second quarter of fiscal year 2010, Cresud sold in two transactions on the secondary market, IRSA Class I Corporate Bonds that it held, which accrue interest at fixed rate and fall due in 2017.

On November 29, 2010, the Company sold corporate bonds for a face value of US$ 18,000,000 at an average price of 100.04%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 18,471,883.

On December 10, 2010, the Company sold corporate bonds for a face value of US$ 15,152,000 at an average price of 100.17%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 15,625,791.

It should be mentioned that as these are corporate bonds issued under Regulation S, US Securities Act, transactions were carried out complying with the requirements established in such regulation.

NOTE 25:	ASSIGNMENT OF RIGHTS AGREEMENT BETWEEN IRSA AND CRESUD

On October 15, 2010, the Company and IRSA entered into an agreement to assign rights, for a term of one year, whereby the Company assigned to Cresud the financial and voting economics and politics rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 bp rate.

NOTE 26:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATION

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 27:	SUBSEQUENT EVENTS

Credit facility with IRSA

On April 13, 2011, the Company entered into a credit facility with IRSA, under which it borrowed US$ 23,000,000 at a fixed rate of 7.50% for a term of 210 days.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 27:	(Continued)

Repurchase of APSA´s Non-Convertible Class I

On April 18, 2011, APSA repurchased its Class I Non-Convertible notes from Cresud in a nominal amount of US$ 5,000,000, held by Cresud in its investment portfolio, at a price of US$ 5.1 million for principal and accrued interest.

Class III and Class IV Negotiable Bonds

On April 18, 2011, the second interest installments of Class III and Class IV CB for Ps. 1,344 and US$ 344,743, respectively, related to the period January 17, 2011 and April 18, 2011 were paid.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Property and equipment

Corresponding to the nine-month periods ended March 31, 2011 and 2010 and fiscal year ended June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule A

Principal account	Value at the the beginning of the year	Additions and/or Transfers (2)	Deductions and/or Transfers	Value at the end of the period /year	Depreciaciones						Net carrying Value as of March 31, 2011	Net carrying Value as of June 30, 2010	Net carrying Value as of March 31, 2010
					Rate %	Accumulated at the beginning year	Additions (3)	Decrease of the period / year	Current period / year (1)	Accumulated at the end of the period / year
Real estate	201,831	18,179	9,029	210,981	—	—	—	—	—	—	210,981	201,831	201,988
Wire fences	9,815	2,914	518	12,211	3	1,385	—	78	227	1,534	10,677	8,430	8,364
Watering troughs	8,072	3,960	1,187	10,845	5	1,890	—	345	279	1,824	9,021	6,182	6,209
Alfalfa fields and meadows	9,255	120	3,069	6,306	12-25-50	4,068	—	1,217	901	3,752	2,554	5,187	4,818
Buildings and constructions	39,748	7,857	5,273	42,332	2	5,687	—	449	1,507	6,745	35,587	34,061	35,276
Machinery	12,692	1,259	594	13,357	10	9,458	68	429	461	9,558	3,799	3,234	3,310
Vehicles	3,725	474	257	3,942	20	1,937	60	214	415	2,198	1,744	1,788	1,703
Tools	269	14	3	280	10	177	2	2	11	188	92	92	96
Furniture and equipment	1,271	46	19	1,298	10	901	8	7	32	934	364	370	376
Feeder and drinking troughs	238	38	66	210	20	11	—	4	7	14	196	227	230
Corral and leading lanes	1,531	320	200	1,651	3	241	—	56	32	217	1,434	1,290	1,294
Roads	3,105	470	272	3,303	10	1,344	—	113	177	1,408	1,895	1,761	1,759
Facilities	18,224	451	763	17,912	10-20-33	9,882	33	294	832	10,453	7,459	8,342	6,346
Computer equipment	2,357	350	33	2,674	20	2,142	1	25	101	2,219	455	215	158
Silo plants	1,350	—	112	1,238	5	691	—	76	57	672	566	659	656
Constructions in progress	15,135	16,342	14,538	16,939	—	—	—	—	—	—	16,939	15,135	16,623
Advances to suppliers	1,187	—	197	990	—	—	—	—	—	—	990	1,187	959
Improvement in third´s real estate	—	34,124	—	34,124	3	—	2,330	—	—	2,330	31,794	—	—
Tree plantations (wood)	—	4,320	—	4,320	3	—	432	—	108	540	3,780	—	—
Posts	—	58	58	—	—	—	—	—	—	—	—	—	—

Total as of March 31, 2011	329,805	91,296	36,188	384,913		39,814	2,934	3,309	5,147	44,586	340,327	—	—

Total as of June 30, 2010	309,468	30,548	10,211	329,805		34,540	2,234	2,702	5,742	39,814	—	289,991	—

Total as of March 31, 2010	309,468	22,682	1,076	331,074		34,540	2,234	199	4,334	40,909	—	—	290,165

(1)	Included in Schedule H.
(2)	It includes additions for Ps. 40,556 incorporated by merger with ANTA.
(3)	Incorporated by merger.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the nine-month periods ended March 31, 2011 and 2010 and fiscal year ended June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule B

Principal account	Values at beginning of period	Additions of the period / year	Values at the end of the period / year	Depreciation					Net balance March 31, 2011	Net balance June 30, 2010	Net balance March 31, 2010
				Rate %	Accumulated at the beginning of the year	Additions (1)	Amount (2)	Accumulated at the end of the period / year
Pre-operative expenses (Bolivia)	842	—	842	20	252	—	126	378	464	590	632
Pre-operative expenses (Paraguay)	671	—	671	20	190	—	101	291	380	481	515
Concession Rights	—	(1) 23,582	23,582	3	—	2,258	564	2,822	20,760	—	—

Total as of March 31, 2011	1,513	23,582	25,095		442	2,258	791	3,491	21,604	—	—

Total as of June 30, 2010	1,513	—	1,513		140	—	302	442	—	1,071	—

Total as of March 31, 2010	1,513	—	1,513		140	—	226	366	—	—	1,147

(1)	Incorporated by merger. See Note 14.2 to Financial Statements.
(2)	Preoperative expenses are included in gain on equity investees in the Statements of Income in the Statement of Income. Concession Rights are included in Depreciation of Intangible Assets in Schedule H.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

As of March 31, 2011 and 2010 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C

Securities	Amount	% of Participation on the capital	Value as of March 31, 2011		Value as of June 30, 2010		Value as of March 31, 2010	Market Value as of March 31, 2011	INFORMATION ON THE ISSUER
									Principal activity	Latest financial statements
										Capital	Income (loss) for the year	Shareholders’ Equity
CURRENT ASSET
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	14,126			57		14,554	680
Deutsche Managed Euro Fund (€) (1)	—			—		53	57
Deutsche Managed Dollar Fund (US$) (1)	820,447			3,293		4,925	3,301
Alpha pesos plus	10,390			1,081		—	—	104.08
Fima premium	1,359,233			1,884		—	—	1.39

Subtotal				6,315		19,532	4,038

Bonds and Notes (1)
Non-Convertible Notes IRSA 2017 (US$)- Interests	—			—		4,616	1,821
Non- Convertible Notes APSA 2017 (US$)-Interests	54,688			621		215	594
Global 2010 bonds	—			—		132	202
Bocon Pro 1 bonds	—			—		1	1
Mortgage bonds	—			—		135	200

Subtotal				621		5,099	2,818

Total current investments				6,936		24,631	6,856

NON-CURRENT ASSET
Investments on controlled and related companies
Agro-Uranga S.A. Shares	893,069	35.72		11,585		10,191	9,534	Unlisted	Agricultural livestock	2,500	12,451	32,430
Higher value of property				11,179		11,179	11,179

				22,764		21,370	20,713

IGSA (2)									Raising and grazing cattle	—	—	—
Shares	—	—		—		14,860	11,928
Irrevocable contributions				—		—	489

				—		14,860	12,417

Cactus Shares	8,973,684	80.00	(4)	(2,126)	(3)	2,071	11,776	Unlisted	Exploitation and administration of agriculture products and raising cattle	11,217	(22,971)	(2,657)

				(2,126)		2,071	11,776

				6,302		2,723	2,063

FyO.Com Shares	987,426	65.85		6,302		2,723	2,063	Unlisted	Gives information about markets via internet, brokerage and Inmediation on spot and future markets	1,500	(590)	9,570

ANTA (2)									Agricultural and forestal	—	—	—
Shares	—	—		—		56,234	45,078
Irrevocable contributions				—		—	3,780
Concession rights				—		19,813	19,988

				—		76,047	68,846

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments (Continued)

As of March 31, 2011 and 2010 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C (Continued)

										Information about the issuer
											According to the latest balance sheet
Designation and features of the securities	Amount	% Interest on capital	Value March 31, 2011		Value June 30, 2010		Value March 31, 2010	Market value March 31, 2011		Main activity	Capital	Gain (loss) for the period	Shareholders’ Equity
Agrology S.A.								Unlisted		Investing	260,221	10,609	287,196
Shares	260,221,315	100.00		283,549		256,840	228,662
Irrevocable contributions				1,253		—	2,245

				284,802		256,840	230,907

FyO Trading								Unlisted		Brokerage	20	—	20
Shares	726	3.63		1		1	1

				1		1	1

EAASA								Unlisted		Meat packing industry	17,116	(22,851)	(5,736)
Shares	4,895	0.03	(4)	(2)	(3)	5	76

				(2)		5	76

IRSA								5,83		Real Estate	578,676	223,158	2,518,353
Shares	292,811,013	50.60		1,283,168		1,282,481	1,261,949
Higher values (5)				165,414		178,148	181,670

				1,448,582		1,460,629	1,443,619

BrasilAgro								10.70	(6)	Agricultural and Real Estate	875,381	(18,094)	1,408,318
Shares (10)	17,019,830	29.13		465,085		290,832	300,250
Higher values (7)				32,170		6,887	6,887
Warrants (10)	209,804			10,786		—	—

				508,041		297,719	307,137

Agrotech S.A.								Unlisted		Investing	50	(26)	24
Shares	48,500	97.00		23		—	—

				23		—	—

Pluriagro S.A.								Unlisted		Investing	50	23	38
Shares	48,500	97.00		37		—	—

				37		—	—

Northagro S.A.								Unlisted		Investing	50	23	38
Shares	48,500	97.00		37		—	—

				37		—	—

				2,268,461		2,132,265	2,097,555

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments (continued)

As of March 31, 2011 and 2010 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C (Continued)

							Information about the issuer
								According to the latest balance sheet
Designation and features of the securities	Amount	% Interest on capital	Value March 31, 2011	Value June 30, 2010	Value March 31, 2010	Market value March 31, 2011	Main activity	Capital	Gain (loss) for the period	Shareholders’ Equity
BrasilAgro negative goodwill (8)			(9,790)	(14,765)	(16,140)
BrasilAgro goodwill			6,965	6,965	6,965
IRSA negative goodwill (9)			(308,216)	(330,413)	(334,024)
IRSA goodwill			6,712	6,712	6,268
Cactus goodwill			4,978	4,978	1,966
Allowance for impairment of Cactus´s goodwill			(4,978)	(4,978)	—

			(304,329)	(331,501)	(334,965)

Subtotal			1,964,132	1,800,764	1,762,590

Other Investments
Non-Convertible Notes IRSA 2017 (US$)	—		—	72,174	69,034
Non-Convertible Notes APSA 2017 (US$)	5,000,000		11,261	9,847	9,363
Coprolan			21	21	21	Unlisted

Subtotal			11,282	82,042	78,418

Total No Corriente			1,975,414	1,882,806	1,841,008

(1)	Not considered as cash equivalents for Statement of Cash Flow purpose.
(2)	Since July 1st, 2010, is effective the merger of Cresud with IGSA and Anta (See Note 14.2 to the financial statements)
(3)	Recovery estimated value as of June 30, 2010.
(4)	Included in Other liabilities.
(5)	Consist of Ps. 10,576 higher value of inventory, Ps. 72,614 higher value of investments, Ps. 109,887 higher value of fixed assets, Ps. 27,226 higher value of intangible assets, Ps. 20,812 less value of loans, and Ps. (75,701) higher value of tax effect
(6)	Total in reais.
(7)	Consist of Ps. 35,879 higher value of fixed assets and Ps. (3,709) higher value of tax effect.
(8)	The change as regards the previous year corresponds to amortization for Ps. 4,975.
(9)	The change as regards the previous year corresponds to amortization for Ps. 22,197.
(10)	See Note 13.1.a)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances

Corresponding to the nine-month periods

ended March 31, 2011 and 2010 and fiscal year ended June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule E

Item	Balances at beginning of the fiscal year	Increases	Decreases/ Applications	Value as of March 31, 2011	Value as of June 30, 2011	Value as of March 31, 2010
Deducted from assets	630	(1) 40	(1)(53)	617	630	660
For doubtful accounts
Included in liabilities
For pending lawsuits	1,768	(2) 7	(2)(97)	1,678	1,768	1,791

Total as of March 31, 2011	2,398	47	(150)	2,295	—	—

Total as of June 30, 2010	787	1,770	(159)	—	2,398	—

Total as of March 31, 2010	787	1,664	—	—	—	2,451

(1)	Included in the Schedule H.
(2)	Included in other income and expenses in the Statements of Income – Others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the nine-month periods

ended March 31, 2011 and 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Inventories at the beginning of the fiscal year:
Beef cattle	—	—	138,807	78,710	—	—	—	—	138,807	78,710
Crops	41,566	42,250	—	—	—	—	—	—	41,566	42,250
Seeds and fodder	758	705	—	—	—	—	—	—	758	705
Materials and others	—	—	614	579	—	—	873	932	1,487	1,511

	42,324	42,955	139,421	79,289	—	—	873	932	182,618	123,176

Unrealized gain on inventories- Beef cattle	—	—	61,802	63,408	—	—	—	—	61,802	63,408
Unrealized gain (loss) on inventories – Crops and raw materials	6,082	(1,394)	—	—	—	—	105	—	6,187	(1,394)
Production	71,191	27,525	29,622	13,458	22,569	16,567	—	—	123,382	57,550
Transfer of inventories sold	—	—	8,425	—	—	—	—	—	8,425	—
Transfer of inventories to property and equipment	—	—	—	—	—	—	(722)	(1,167)	(722)	(1,167)
Transfer of inventories to expenses	(9,234)	(3,426)	(290)	(91)	(295)	(201)	(3,607)	(2,050)	(13,426)	(5,768)
Incorporated by merger with IGSA	—	—	—	3,171	—	—	—	8	—	3,179
Incorporated by merger with ANTA	10,073	—	—	—	—	—	84	—	10,157	—
Purchases	16,767	8,091	1,120	2,331	—	—	4,811	3,282	22,698	13,704
Operating expenses (Schedule H)	—	—	—	—	—	—	2,789	5,294	2,789	5,294
Inventories at the end of the period:
Beef cattle	—	—	(196,997)	(140,855)	—	—	—	—	(196,997)	(140,855)
Crops	(48,290)	(18,474)	—	—	—	—	—	—	(48,290)	(18,474)
Seeds and fodder	(1,441)	(1,046)	—	—	—	—	—	—	(1,441)	(1,046)
Materials and others	—	—	(1)	(651)	—	—	(1,826)	(1,038)	(1,827)	(1,689)

Cost of Sales	87,472	54,231	43,102	20,060	22,274	16,366	2,507	5,261	155,355	95,918

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the nine-month periods

ended March 31, 2011 and 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
	2011	2010	2011	2010	2011	2010	2011	2010
Inventories at the beginning of the fiscal year:
Beef cattle	—	—	—	—	18,848	14,226	18,848	14,226
Unharvested crops and other unharvested	11,166	5,160	—	—	—	—	11,166	5,160
Seeds and fodder	—	—	2,190	1,694	499	426	2,689	2,120
Materials and others	25,477	15,925	876	686	382	426	26,735	17,037

	36,643	21,085	3,066	2,380	19,729	15,078	59,438	38,543

Unrealized gain (loss) on inventories – Beef cattle	—	—	—	—	9,168	1,123	9,168	1,123
Unrealized gain on inventories – Crops and raw materials	6,617	838	(120)	—	342	—	6,839	838
Production	—	—	1,462	581	2,012	1,054	3,474	1,635
Transfer of inventories sold	—	—	—	—	(8,425)	—	(8,425)	—
Transfer of property and equipment	(321)	(494)	—	—	—	—	(321)	(494)
Transfer of inventories crops to expenses – Materials and others	(57,461)	(42,453)	(3,852)	(2,623)	(6,709)	(4,911)	(68,022)	(49,987)
Incorporated by merger of IGSA	—	—	—	35	—	—	—	35
Incorporated by merger of ANTA	4,252	—	—	—	—	—	4,252	—
Purchases / increase in Unharvested crops by consume	151,548	113,175	1,306	994	6,164	4,617	159,018	118,786
Operating expenses (Schedule H)	54,524	27,080	17,692	15,281	18,041	14,213	90,257	56,574
Inventories at the end of the period:	—		—		—
Beef cattle	—	—	—	—	(21,531)	(15,919)	(21,531)	(15,919)
Unharvested crops and other unharvested	(113,248)	(71,447)	—	—	—	—	(113,248)	(71,447)
Seeds and fodder	—	—	(855)	(536)	(396)	(601)	(1,251)	(1,137)
Materials and others	(26,228)	(20,526)	(963)	(851)	(239)	(469)	(27,430)	(21,846)

Cost of Production	56,326	27,258	17,736	15,261	18,156	14,185	92,218	56,704

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

As of March 31, 2011 and 2010 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule G

Item	March 31, 2011				June 30, 2010			March 31, 2010
	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT ASSETS
CASH AND BANKS
Cash and banks in Dollars	US$	2,686	4.014	10,783	US$	167	649	US$	387	1,486
Cash and banks in Brazilian Reais	Rs	6	2.330	14	Rs	2	5	Rs	3	6
Cash and banks in Euros		€10	5.566	56		€8	37		€9	45
Cash and banks in Yenes	JPY	83	0.048	4	—	—	—	—	—	—
INVESTMENTS
Mutual funds	US$	835	4.014	3,350	US$	5,006	19,479	US$	1,037	3,981
Mutual funds	—	—	—	—		€11	53		€11	57
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$) - Interest	—	—	—	—	US$	1,174	4,616	US$	470	1,821
Non-Convertible Notes APSA 2017 (US$) -Interest	US$	153	4.054	621	US$	55	215	US$	153	594
TRADE ACCOUNTS RECEIVABLE
Receivables	US$	1,999	4,014	8,025	US$	4,017	15,629	US$	2,613	10,027
Receivables – Real estate	US$	—	—	—	US$	725	2,821	US$	1,991	7,642
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	1,259	4.054	5,066	US$	349	1,370	—	16	62
OTHER RECEIVABLES
Guarantee deposits	US$	198	4.014	793	US$	671	2,611	US$	414	1,590
Premiums paid	US$	150	4.014	603	—	—	—	US$	—	1
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	12,448	4.054	50,464	—	—	—	US$	10,343	40,109
NON-CURRENT ASSETS
OTHER RECEIVABLES
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	—	—	—	—	US$	4,267	16,775	—	—	—
OTHER INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	—	—	—	—	—	—	—	—	—	—
Non-Convertible Notes IRSA 2017	—	—	—	—	US$	18,360	72,174	US$	17,801	69,034
Non-Convertible Notes APSA 2017	US$	2,778	4.054	11,261	US$	2,505	9,847	US$	2,414	9,363

Total US$	US$	22,506		90,966	US$	37,296	146,186	US$	37,639	145,710

Total Rs	Rs	6		14	Rs	2	5	Rs	3	6

Total €		€10		56		€19	90		€20	102

Total JPY	JPY	83		4	JPY	—	—	JPY	—	—

Total Assets				91,040			146,281			145,818

US$: US Dollars

Rs: Brazilian Reais

€: Euros

JPY: Yenes

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (Continued)

As of March 31, 2011 and 2010 and June 30, 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule G (Continued)

Item	March 31, 2011				June 30, 2010			March 31, 2010
	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT LIABILITIES
TRADE ACCOUNT PAYABLE
Suppliers	US$	9,591	4.054	38,881	US$	4,576	17,987	US$	8,802	34,134
Accrual for inputs and other expenses	US$	768	4.054	3,112	US$	1,629	6,404	US$	1,451	5,628
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	2,387	4.054	9,676	US$	28	109	—	—	—
LOANS
Bank loans	US$	36,779	4.054	149,104	US$	30,049	118,123	US$	39,227	152,123
Interest payable- Bank loans	US$	390	4.054	1,581	US$	523	2,054	US$	585	2,267
Non-convertible notes class II	—	—		—	US$	8,967	35,251	US$	8,967	34,775
Non-convertible notes class IV	US$	4,461	4.054	18,083	—	—	—	—	—	—
Interest payable – Non-convertible notes	US$	421	4.054	1,706	US$	39	153	US$	37	144
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	11	4.054	44	—	—	—	—	—	—
CUSTOMER ADVANCES
Customer advances	—	—	—	—	—	—	—	US$	500	1,939
OTHER LIABILITIES
Premiums collected	US$	598	4.054	2,424	US$	151	595	US$	6	23
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	13	4.054	53	US$	8,374	32,917	US$	8,255	32,012
NON-CURRENT LIABILITIES
LOANS
Non-convertible notes class IV	US$	13,382	4.054	54,249	—	—	—	—	—	—
Non-convertible notes class VI	US$	32,348	4.054	131,139	—	—	—	—	—	—
Non-convertible notes class VII	US$	2,079	4.054	8,430	—	—	—	—	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	2,500	4.054	10,135	—	—	—	—	—	—
OTHER LIABILITIES
Advances for concession of rights	US$	813	4.054	3,299	US$	813	3,166	—	—	—

Total liabilities	US$	106,541		431,916	US$	55,149	216,759	US$	67,830	263,045

US$: US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the nine-month periods

ended March 31, 2011 and 2010

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule H

	Operating Expenses
Items	Crops	Beef cattle	Milk	Others	Total	Selling Expenses	Administrative Expenses	Total as of March 31, 2011	Total as of March 31, 2010
Directors’ fees	—	—	—	—	—	—	1,445	1,445	651
Fees and payments for services	—	—	—	—	—	—	2,373	2,373	2,207
Salaries, annual bonus and social security	2,113	4,219	3,459	41	9,832	—	15,227	25,059	23,564
Taxes, rates and contributions	411	322	121	—	854	—	2,614	3,468	2,504
Gross sales taxes	—	—	—	—	—	6,018	—	6,018	2,418
Doubtful accounts	—	—	—	—	—	6	—	6	—
Office and administrative expenses	—	—	—	—	—	—	4,706	4,706	4,266
Bank commissions and expenses	—	—	—	—	—	—	967	967	986
Depreciation of property and equipment	2,774	1,292	868	5	4,939	—	208	5,147	4,334
Depreciation of Intangible assets	—	—	—	—	—	—	564	564	—
Vehicle and traveling expenses	336	424	119	—	879	—	1,067	1,946	1,588
Spare parts and repairs	463	885	626	10	1,984	—	53	2,037	3,489
Insurance	153	195	49	4	401	—	380	781	577
Benefits to employees	166	456	276	—	898	—	858	1,756	1,134
Livestock expenses (1)	—	9,149	—	—	9,149	902	—	10,051	7,086
Dairy farm expenses (2)	—	—	11,803	—	11,803	469	—	12,272	8,498
Agricultural expenses (3)	47,112	—	—	2,591	49,703	22,257	—	71,960	34,812
General expenses	890	709	717	—	2,316	—	—	2,316	2,246
Health and safety costs	106	41	3	138	288	—	29	317	3

Total as of March 31, 2011	54,524	17,692	18,041	2,789	93,046	29,652	30,491	153,189	—

Total as of March 31, 2010	27,080	15,281	14,213	5,294	61,868	11,211	27,284	—	100,363

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Trade accounts receivable and Other receivables without a due date as of March 31, 2011:

			Section 33 Societies Law 19,550
			Agro-Uranga S.A.
	Trade Accounts receivables	Other receivables	Other Credits
Current	322	23	327
Not current	—	53,838	—

b.	Trade accounts receivable and Other receivables to fall due as of March 31, 2011:

		Law No. 19,550 Section 33
Maturity		FyO.Com	Cyrsa S.A.	Cactus	Acres	Cresca S.A.	EAASA	Agro- Uranga S.A.	BrasilAgro
	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable
06.30.11	36,780	21,641	21	198	669	682	415	195	16

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

3.	(Continued)

		Law No. 19,550 Section 33
Maturity	Other Receivables	Ombú	Yuchan	Yatay	Acres	IRSA	APSA	Helmir S.A.	Tarshop S.A.	Northagro S.A.	Pluriagro S.A.	EAASA	Emprendimiento Recoleta S.A.
		Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
06.30.11	23,308	—	—	—	—	4,188	9,453	9,949	191	—	—	24	50
09.30.11	4,045	—	—	—	—	—	—	—	—	317	317	—	—
12.31.11	9,060	17,617	9,426	8,337	303	—	—	—	—	—	—	—	—
03.31.12	11,272	—	—	—	4,505	—	—	—	—	—	—	—	—

4.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of March 31, 2011.

b.	Debts without a due date as of March 31, 2011.

	Trade accounts payable	Short-term debt	Taxes payable	Other liabilities	Law No. 19,550 Section 33		Provisions
					Cactus	EAASA
					Other liabilities	Other liabilities
Current	—	158,613	—	—	—	—	—
Non-current	—	—	95,356	3,443	2,126	2	1,678

c.	Debts to fall due as of March 31, 2011:

		Law No. 19,550 Section 33
		Agro-Uranga S.A.	FyO.Com	Cactus
Maturity	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
06.30.11	58,716	7	9,676	124

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

4.	(Continued)

c.	Debts to fall due as of March 31, 2011.

		Law No. 19,550 Section 33				Law No. 19,550 Section 33
Maturity	Short-term debt	Emprendimiento Recoleta S.A.	Salaries and social security payable	Taxes payables	Other liabilities	IRSA	Nuevas Fronteras S.A.	Panamerican Mall S.A.	Cyrsa S.A.	APSA
		Short-term debt				Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities
06.30.11	133,904	44	4,491	7,688	3,171	7,197	4	5	46	13,807
09.30.11	19,686	—	11,372	76	3,880	—	—	—	—	—
12.31.11	14,594	—	—	3,240	1,087	—	—	—	—	—
03.31.12	14,594	—	3,223	76	14	—	—	—	—	—
06.30.12	119,006	2,534	—	—	—	—	—	—	—	—
09.30.12	95,250	2,534	—	—	—	—	—	—	—	—
12.31.12	68,177	2,534	—	—	—	—	—	—	—	—
03.31.13	41,066	2,533	—	—	—	—	—	—	—	—

5.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	Cyrsa S.A.	BrasilAgro	Cactus	Acres	Cresca S.A.	Agro- Uranga S.A.	FyO.Com
	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable
In Pesos	29,077	17,272	12	16	192	669	—	195	415
In US Dollars	8,025	4,369	9	—	6	—	682	—	—

		Law No. 19,550 Section 33
		Agro- Uranga S.A.	Tarshop S.A.	Ombú	Acres	Helmir S.A.	Yuchan	Yatay	APSA	IRSA	Northagro S.A.	Pluriagro S.A.	EAASA	Emprendimiento Recoleta S.A.
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
In Pesos	100,150	—	191	—	—	—	—	—	9,453	4,188	317	317	24	50
In US Dollars	1,396	327	—	17,617	4,808	9,949	9,426	8,337	—	—	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

5.	(Continued)

b.	All Accounts receivable and Other receivables are not subject to adjustment clauses.

c.

Law No. 19,550 Section 33
		FyO.Com	Cyrsa S.A.	BrasilAgro	Cactus	Acres	Cresca S.A.	Agro-Uranga S.A.	EAASA
	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable	Trade Accounts receivable
Outstanding balances accruing interests	—	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	37,102	21,641	21	16	198	669	682	195	415

		Law No. 19,550 Section 33
		Tarshop S.A.	Ombú	AgroUranga S.A.	Helmir S.A.	Acres	Yuchan	Yatay	APSA	IRSA	Northagro S.A.	Pluriagro S.A.	EAASA	Emprendi miento Recoleta S.A.
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
Outstanding balances accruing interests	2,210	—	17,018	—	9,830	4,505	9,115	8,053	—	—	—	—	—	—
Outstanding balances not accruing interests	99,336	191	599	327	119	303	311	284	9,453	4,188	317	317	24	50

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	Agro-Uranga S.A.	Cactus
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
In Pesos	16,723	—	7	124
In US Dollars	41,993	9,676	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

6.	(Continued)

		Law No. 19,550 Section 33				Law No. 19,550
		Emprendimiento Recoleta S.A.	Salaries and			IRSA	EAASA	Nuevas Fronteras S.A.	Panamerican Mall S.A.	Cactus	Cyrsa S.A.	APSA
	Short-term debt	Short-term debt	social security payable	Taxes payable	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Provisions
In Pesos	300,598	—	19,086	106,436	5,872	7,144	2	4	5	2,126	46	13,807	1,678
In US Dollars	364,292	10,179	—	—	5,723	53	—	—	—	—	—	—	—

b.	All outstanding debts are not subject to adjustment clauses.

c.

Law No. 19,550 Section 33
		Agro-Uranga S.A.	FyO.Com	Cactus
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
Outstanding balances accruing interests	—	—	—	—
Outstanding balances not accruing interests	58,716	7	9,676	124

		Law No. 19,550 Section 33					Law No. 19,550 Section 33
		Emprendimiento Recoleta S.A.	Salaries and			IRSA	Cactus	EAASA	Nuevas Fronteras S.A.	Cyrsa S.A.	Panamerican Mall S.A.	APSA
	Short-term debt	Short-term debt	social security payable	Taxes payable	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Provisions
Outstanding balances accruing interests	656,270	10,135	—	—	—	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	8,620	44	19,086	106,436	11,595	7,197	2,126	2	4	46	5	13,807	1,678

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

7.	INTEREST IN OTHER COMPANIES Law No. 19,550 Section 33

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of March 31, 2011 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of March 31, 2011 there were advance payments to directors for Ps. 537, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

•	Seeds, forage and materials: replacement cost published by a well-known magazine (Revista Márgenes Agropecuarios).

•	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the year less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	123,647	40,771
Vehicles	Third parties, theft, fire and civil liability	4,485	1,744

16.	CONTINGENCIES

As of March 31, 2011 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 11 to the Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	As of March 31, 2011	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008	As of March 31, 2007
Current Assets	1,598,120	1,323,626	1,003,003	918,634	193,610
Non-current Assets	6,367,991	5,356,687	4,522,443	1,146,824	846,702

	7,966,111	6,680,313	5,525,446	2,065,458	1,040,312

Current Liabilities	1,957,881	1,751,452	1,078,212	272,020	161,926
Non-current Liabilities	2,483,753	1,386,374	1,488,160	45,536	68,831

	4,441,634	3,137,826	2,566,372	317,556	230,757

Minority Interest	1,423,532	1,577,679	1,290,582	1,238	495

Shareholders’ Equity	2,100,945	1,964,808	1,668,492	1,746,664	809,060

	7,966,111	6,680,313	5,525,446	2,065,458	1,040,312

Comparative Income Structure

	As of March 31, 2011	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008	As of March 31, 2007
Operating income	512,602	416,609	108,917	33,777	12,728
Financial and holding results	(234,440)	(91,645)	(25,469)	(27,328)	(8,837)
Other income and expenses, net and gain equity investees	112,017	161,165	(71,805)	16,936	37,189
Management agreement fees	(15,751)	(20,446)	(493)	(2,976)	(4,080)

Operating net income	374,428	465,683	11,150	20,409	37,000
Income tax (expense) benefit	(89,149)	(105,271)	(32,466)	7,561	(348)
Minority Interest	(143,517)	(175,755)	25,987	(344)	64

Net income	141,762	184,657	4,671	27,626	36,716

Production volume

	Three-month period March 31, 2011	Accumulated July 1, 2010 to March 31, 2011	Three-month period March 31, 2010	Accumulated July 1, 2009 to March 31, 2010	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007
Beef Cattle (in Kgs.)	1,993,901	4,999,710	2,060,565	4,303,565	2,548,680	5,467,570	2,347,510	7,036,158	2,912,046	8,112,493

Butyraceous (in Kgs.)	148,790	617,576	170,054	609,302	154,936	578,272	175,087	564,708	137,260	455,048

Crops (in quintals)	479,193	1,355,891	375,014	807,150	432,628	815,371	303,840	605,600	498,654	696,735

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Sales volume

	Three-month period March 31, 2011	Accumulated July 1, 2010 to March 31, 2011	Three-month period March 31, 2010	Accumulated July 1, 2009 to March 31, 2010	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007
Beef Cattle (in Kgs.)	859,177	5,777,616	2,096,449	5,441,046	1,050,147	3,945,956	1,350,732	7,307,164	1,984,396	8,680,231

Butyraceous (in Kgs.)	148,790	617,576	170,054	609,302	154,936	578,272	175,087	564,708	137,260	455,048

Crops (in quintals)	272,189	1,622,589	206,677	1,237,747	238,144	1,328,279	303,479	962,012	90,961	403,518

Local Market

	Three-month period March 31, 2011	Accumulated July 1, 2010 to March 31, 2011	Three-month period March 31, 2010	Accumulated July 1, 2009 to March 31, 2010	Three-month period March 31, 2009	Accumulated July 1, 2008 to March 31, 2009	Three-month period March 31, 2008	Accumulated July 1, 2007 to March 31, 2008	Three-month period March 31, 2007	Accumulated July 1, 2006 to March 31, 2007
Beef Cattle (in Kgs.)	859,177	5,777,616	2,096,449	5,441,046	1,050,147	3,945,956	1,350,732	7,307,164	1,984,396	8,680,231

Butyraceous (in Kgs.)	148,790	617,576	170,054	609,302	154,936	578,272	175,087	564,708	137,260	455,048

Crops (in quintals)	272,189	1,622,589	206,677	1,237,747	238,144	1,328,279	303,479	962,012	90,961	403,518

Export (not applicable)

Ratios

	As of March 31, 2011	As of March 31, 2010	As of March 31, 2009	As of March 31, 2008	As of March 31, 2007
Liquidity	0.82	0.76	0.93	3.377	1.196
Solvency	0.47	0.63	0.65	5.500	3.506
Non-current assets to assets	0.80	0.80	0.82	0.555	0.814
Return on Equity (1)	0.07	0.10	0.00	0.021	0.051

(1)	Result of the year divided average shareholder’s equity.
Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies, planning to complete this training during fiscal year 2011. On the other hand, the Company is working on the initial process to diagnose differences in standards.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating significant departure from the proposed goals and terms.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Buenos Aires, May 12, 2011 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first nine months of fiscal year 2011 ended March 31, 2011.

Consolidated agribusiness sales for the period amounted to Ps. 310.0 million, 94.4% higher than those posted for the first nine months of the previous fiscal year. This increase was caused mainly by a 63% rise in the sales of crops and a 108.3% increase in the sales of beef cattle compared to the same period of the previous fiscal year.

Agribusiness production revenues amounted to Ps. 156.4 million in the period ended March 31, 2011, 94.7% higher than those recorded in the same period of the previous fiscal year. The increase is explained mainly by a 105.1% rise in crop production and a 128.8% increase in the beef cattle segment.

Consolidated sales in the real estate business were Ps. 1,013.5 million for the nine-month period ended March 31, 2011. This represents a 5.1% improvement from the Ps. 964.1 million in sales for the same period of the previous fiscal year.

Gross profit during the first nine months of fiscal year 2011 amounted to Ps. 721.4 million compared to Ps. 621.5 million during the same period of the previous year, driven by the increase in the gross profit from the agribusiness segment.

Operating results for the period showed a Ps. 512.6 million profit, composed of operating income of Ps. 411.7 million in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”)’s segments for the first nine months of fiscal year 2011 and an Ps. 109.8 million profit from Cresud’s agribusiness activities for the same period. This represents an improvement of Ps. 96.0 million as compared to the same period of the previous fiscal year, explained mainly by an increase of Ps. 77.2 million in agribusiness operating results as a consequence of the sale of the “La Juanita” farm, previously reported, and higher prices and margins in the beef cattle segment.

Net income for the first nine months of fiscal year 2011 amounted to Ps. 141.8 million, compared to an Ps. 184.7 million income posted in the same period of the previous fiscal year. This is explained mainly by the higher financial burden resulting from the issuance of debt securities by our subsidiary IRSA and lower results from our interest in subsidiaries.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Main indicators1

For the nine-month periods ended March 31, 2011 and 2010:

Description		9 months ended March 31, 2011	9 months ended March 31,2010%
Sales
Wheat		17,647	7.624	131.5%
Corn		82,585	55.932	47.7%
Sunflower		4,793	10.667	(55.1%)
Soybean		36,033	31.759	13.5%
Other		21,201	17.793	19.2%

Total Sales - Crops (tons)		162,259	123,775	31.1%

Sales - Cattle Beef (tons)		6,197	5,526	12.1%

Sales - Milk (thousands of liters)		15,517	15,881	(2.3%)

Production
Wheat		16,367	11,636	40.7%
Corn		63,740	39,773	60.3%
Sunflower		13,462	7,188	87.3%
Soybean		26,143	18,056	44.8%
Other		15,877	4,062	290.9%

Total Production - Crops (tons)		135,589	80,715	68,0%

Production - Cattle Beef (tons)		5,168	4,304	20,1%

Production - Milk (thousands of liters)		15,812	16,134	(2,0%)

Exploited Surface Area (in hectares)
Crops	Own Farms[2]	58,301	47,630	22.4%
	Leased Farms	52,205	42,996	21.4%
	Farms under concession	10,401	10,832	(4.0%)
	Own Farms leased to third parties	8,705	6,391	36.2%
Cattle Beef	Own Farms	89,610	103,370	(13.3%)
	Leased Farms	12,635	27,388	(53.9%)
	Own Farms leased to third parties	1,143	1,143	0.0%
Milk farm	Own Farms	3,369	4,637	(27.3%)
Sheep	Own Farms	100,911	100,911	0.0%
Land Reserves (in hectares)
	Own Farms	224,819	229,843	(2.2%)
	Farms under concession	114,463	116,032	(1.4%)
Surface under irrigation (in hectares)
	Own Farms	2,306	1,795	28.4%
	Own Farms leased to third parties	1,457	1,967	(26.0%)
	Leased Farms	—	—	0.0%
Storage Capacity (in tons)
	Own Plants	10,000	10,000	0.0%
	Leased Plants	—	—	0.0%
Stock of cattle heads
Breeding stock		66,300	68,205	(2.8%)
Winter grazing stock		8,456	18,271	(53.7%)
Milk farm stock		7,417	9,026	(17.8%)

Total cattle (heads)		82,173	95,502	(14.0%)

Daily average milking cows (heads)		2,990	3,213	(6.9%)

[1]	Does not include Agro-Uranga S.A. (35.72% of 8,299 hectares).
[2]

Includes the “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, respectively, located in Santa Cruz, Bolivia, and the “Jerovia” farm, located in the District of Boquerón, Republic of Paraguay.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Summary of Operations

Crops

•

According to the USDA, Argentine soybean production for this season is expected to reach 49 million tons. Corn production is estimated at 22 million tons, whereas wheat would reach 15 million. In terms of planted surface area, the area planted with soybean is expected to remain steady at 18.6 million hectares during the 2011/12 season.

•	We have 58,301 hectares in operation in our own farms, 52,205 hectares in leased farms and 10,401 hectares in farms under concession, totaling approximately 120,907 hectares.

•

During this season we planted approximately 8,000 hectares of wheat, 43,000 hectares of soybean and 34,000 hectares of corn in Argentina. In Bolivia, thanks to double harvesting we were able to plant during the summer season, reaching approximately 15,500 hectares of soybean and 4,000 hectares of corn.

•

As of May 12, 2011, the date of this earnings release, harvesting activities are at an advanced stage. We have harvested 71% of the hectares planted with soybean, 34% of the hectares planted with corn and 100% of the hectares planted with wheat and sunflower with plentiful yields; therefore, a large portion of the crop production results will be recorded during the fourth quarter of this fiscal year.

•

If we consider the exploited hectares operated by BrasilAgro and AgroUranga S.A., the aggregate planted surface area would stand at approximately 187 thousand hectares, an increase of more than 20% compared to the hectares in operation in the previous season.

•

Production revenues rose 105.1%, from Ps. 49.3 million to Ps. 101.1 million. This increase reflects a 68.0% increase in production amounts and to a 22.0% extent, higher prices, reaching an average price per ton of Ps. 745.0. In this way, we achieved a production result of Ps. 23.8 million.

•

Sales revenues rose 63.0% as compared to the same period in the previous fiscal year, from Ps. 83.6 million to Ps. 136.2 million. This increase is explained by a 31.1% improvement in sales volumes and to an 24.3% extent, by higher prices, achieving an average sales price of Ps. 839 per ton. Therefore, income from sales tripled as compared to the same period of the previous fiscal year, from Ps. 6.2 million to Ps. 19.2 million.

•	Gross profit for the period increased significantly, from Ps. 6.1 million to Ps. 43.1 million.

The following table shows this season’s ton production already committed for sale:

	Soybean	Corn
Tons sold[3]	58,800	138,630
USD sale price[4]	263	166

[3]	As of March 31, 2011
[4]	Local sale price, net of export withholdings

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Beef Cattle

•

During this nine-month period live steer prices increased by 50% in Argentina. This improvement in prices has resulted in a reduction in heifer slaughtering rates, which experienced a year-on-year decrease of 15% in February[5].

•	As of March 31, 2011 we had 102,245 hectares allocated to beef cattle production.

•

Sales revenues doubled as compared to the same period of the previous fiscal year, from Ps. 21.1 million to Ps. 44.0 million. This increase is explained by a 12.1% improvement in amounts sold and to an 85.8% extent, by higher prices, achieving an average sale price of Ps. 7.10 per kg.

•

Production revenues increased by 128.8% as compared to the same period of the previous year, from Ps. 13.5 million to Ps. 30.8 million. This increase is explained by a 20.1% improvement in amounts produced and to a 90.6% extent, by higher prices.

•	Gross profit improved from an Ps. 0.7 million loss in the first nine months of the previous fiscal year to an Ps. 13.4 million profit in this period, explained by an improvement in production margins.

•

Apart from the improvement in operating margins shown by this segment, strong holding results have been posted again, thanks to the appreciation of the stock experienced as a consequence of higher beef cattle prices.

Milk

•	Prices showed a year-on-year increase of 39%[6].

•

Gross profit in the milk segment amounted to an income of Ps. 6.4 million in the first nine months of fiscal year 2011, compared to an income of Ps. 3.4 million in the same period of the previous fiscal year. This improvement is explained by higher production revenues, as the 2.0% fall in the liters of milk produced was more than offset by a rise of approximately 42.8% in average milk prices during the period as compared to the same period in the previous fiscal year.

•	The drop in milk production is explained by the sale of the “La Juanita” farm; however, we have optimized our herds, concentrating milk production in the “El Tigre” dairy facility.

Purchase and Sale of Farms

On March 2, 2011, the Company executed a title deed whereby it purchased a 40% interest in a rural property located in the District of Perdriel, Department of Luján de Cuyo, Province of Mendoza, with an area of approximately 943 hectares.

Moreover, on September 3, 2010, Cresud had executed a title deed whereby it sold and surrendered possession of the “La Juanita” farm.

[5]	IPCVA and MINAGRI data for the March 2010-March 2011 period.
[6]	Source: INFORTAMBO, for the March 2010-March 2011 period.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

The transaction was agreed for a total price of USD 18.0 million. The sale resulted in a gain of approximately Ps. 49.4 million.

Development of marginal lands

In Hectares	ANTA	Los Pozos	La Esmeralda	CRESCA	Total
Area under development in FY11, to start production in FY12	2,637	8,000	140	6,201	16,914

International Expansion

BrasilAgro

BrasilAgro has ended its summer planting for the 2010/2011 crop season with 58,575 hectares planted, as per the following breakdown: 39,201 hectares of soybean, 6,430 of corn, rice and cotton, 4,405 of pastures and 8,539 hectares of sugar cane.

During this nine-month period, BrasilAgro increased its net sales of crops by 18.7% as compared to the same period in the previous fiscal year, from BRL 18.7 million to BRL 22.2 million, as a result of the increase in planted areas and yields. In addition, sugar cane was added during this season, resulting in net sales of BRL 21.4 million.

On January 3, 2011, BrasilAgro filed a prospectus with the Brazilian Securities Commission (CVM) for the primary public offering of common shares. The capital increase related to such offering must be dealt with and approved by the CVM and the Board of Directors of BrasilAgro.

Execution of Addendum to Stock Purchase Agreement with Tarpon

In October 2010, Cresud directly and indirectly purchased 9,581,750 common shares of BrasilAgro - Companhia Brasileira Propiedades Agrícolas (“BrasilAgro”). As consideration, Cresud paid BRL 76.1 million between October and December, and the price balance, of BRL 52.6 million, was paid on April 27, 2011. 64,000 first issue warrants and 64,000 second issue warrants were also purchased. Therefore, at present Cresud holds a 35.75% interest in BrasilAgro.

IRSA Inversiones y Representaciones Sociedad Anónima

As of March 31, 2011, our equity interest in IRSA was 57.5%.

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•

The acquisition, development and operation of shopping centers, through its 94.9% interest in Alto Palermo S.A. (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of Argentina’s leading operators of shopping centers and holds a controlling interest in 12 shopping centers with 300,000 square meters of Gross Leaseable Area.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

•

The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 150,000 square meters of office leaseable space.

•	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

•	The acquisition and exploitation of luxury hotels.

Moreover, IRSA currently owns a 29.77% interest in Banco Hipotecario, one of the leading financial institutions in Argentina.

The following information has been extracted from the Consolidated Financial Statements of our controlled company IRSA as of March 31, 2011:

in Ps. M	IIIQ 11	IIIQ 10	var YoY (%)	9 M 11	9 M 10	var YoY (%)
Revenues	315.7	295.5	7%	1,013.4	952.1	6%
Operating Income	120.6	101.3	19%	421.3	393.1	7%
Depreciation and Amortization	39.1	39.8	-2%	118.3	120.6	-2%
EBITDA[7]	159.7	141.1	13%	539.5	513.7	5%

Net Income	46.7	35.4	32%	223.2	299.7	-26%

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its webpage (www.irsa.com.ar), in the Argentine Comisión Nacional de Valores website (www.cnv.gob.ar) or in the Securities and Exchange Commission website (www.sec.gov).

Financial Debt from the Agribusiness Segment

Cresud

As of March 31, 2011 Cresud had borrowed a total of USD 206.7 million equivalent, without consolidating IRSA. The following table contains a breakdown of Cresud’s indebtedness.

[7]

EBITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;

•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;

•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Type of Debt	Currency of issuance	Outstanding Amount[8]	Rate	Maturity date
Short-term debt	Ps.	45.8	Variable	Up to 90 days
Long-term debt	USD	2.2	Variable	Jan-14
Crop production financing	USD	37.2	Fixed	Up to 180 days
Series III Notes	Ps.	8.9	Badlar+4.0%	Apr-12
Series IV Notes	USD	17.9	Fixed - 7.75%	Jul-12
Series V Notes	Ps.	26.4	Badlar+3.75	Dec-12
Series VI Notes	USD	34.9	Fixed - 7.50%	Mar-13
Series VII Notes	USD	2.1	4.00% + Upside Soybean	Mar-13
BrasilAgro shares purchase[9]	BRL	31.2	—	Apr-11

Cresud’s Total Debt		206.6

Issue of Series V, VI and VII Notes

On March 3, three new series of notes were issued under Cresud’s USD 15,000,000 Global Note Program, for an amount equivalent to Ps. 255,726,138.

Interest Rate Swap

During March 2011, the Company entered into three interest rate swap agreements to hedge against the risk of changes in the interest rate agreed for the Series V Notes issued by Cresud. The average fixed rate payable is 14.117%.

Payment of Cash Dividends

On March 11, 2011, the Company’s board of directors approved the reallocation as interim dividends for the current fiscal year, of the item that had given rise to the dividend resolved upon by the shareholders’ meeting dated December 9, 2010. Such dividends were paid on January 7, 2011. The reallocation was ratified by the shareholders’ meeting dated April 12, 2011.

Prospects for next quarter

At global level, crop prices have shown a pause in their upward trend, experiencing a sideways movement in the past months. Grain inventory stocks relative to consumption levels are at historically lows in the United States. Over the next months, the final planted acreage in the northern hemisphere croplands will be defined, which will allow to forecast production for the next season.

On the other hand, the uncertainty related to the value of the various currencies resulting from the monetary flexibilization programs implemented by central banks at world level continues to boost the potential for appreciation of the real assets in Cresud’s portfolio: commodities and real estate.

At production level, Cresud’s prospects for the season’s end are positive. Expected crop yields for the harvest currently in progress will be good despite the La Niña weather effect, which was in turn offset by our products’ higher prices. Harvesting activities and sales are at an advanced stage as of the date of this release. Besides, the recovery in beef cattle and milk prices has propped up the margins from those activities.

[8]	Amounts stated in USD at a rate of 4.054 Ps. = 1 USD. Includes accrued interest.
[9]	Shown in the caption Other indebtedness in the Consolidated Balance sheet.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

As concerns our dairy business, we have concentrated milk production in our state-of-the-art dairy facility in El Tigre, where we have optimized our herds, focusing on improving production quality.

During this season we have increased our planted hectares, and we are developing more than 16,000 additional hectares to be placed into production in 2012 in our farms in Salta and Paraguay. In Argentina, we are making progress in our strategy of supplementing agriculture in our own farms with agricultural activities in leased farms, achieving satisfactory results in an attractive price environment.

As concerns Cresud’s regional expansion, the consummation of our purchase of Brasilagro’s stake marks a continuation in our strategy to penetrate in the region and increase production volumes in an improved market price scenario, in line with our objective of forming a regional portfolio with significant development and appreciation potential.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2011 and 2010, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2011 and 2010 and the complementary notes 1 to 27 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, at March 31, 2011 and 2010, and the related consolidated statements of income and of cash flows for the nine-month periods ended March, 2011 and 2010 and notes 1 to 16, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2010 and 2009, on which we issued our unqualified report dated September 8, 2010, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2011 and 2010 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2010.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At March 31, 2011, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to Ps. 1,776,206 none of which was claimable at that date.

Autonomous City of Buenos Aires, March 12, 2011.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17
Dr. Norberto Fabián Montero
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: May 20, 2011